CALGON CARBON CORPORATION	P.O. BOX 717	PITTSBURGH, PA 15230-0717	(412) 787-6700

Leroy M. Ball		Direct Phone:	(412) 787-6775

Senior Vice President Chief Financial Officer		Direct Fax:	(412) 787-4774

March 8, 2007

Mr. Terence O’Brien
Mr. Ryan Rohn
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:	Calgon Carbon Corporation
Form 10-K for the Year Ended December 31, 2005
Filed March 30, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2006
Filed December 13, 2006

File No. 001-10776

Gentlemen:

Thank you for your review of the above referenced documents.  Pursuant to your request, Calgon Carbon Corporation (“Calgon” or the “Company”) provides the following responses to the comments provided in your letter dated February 12, 2007.  To the extent applicable, we will reflect any adjustments beginning with the Form 10-K for the year ended December 31, 2006.

Form 10-K for the Year Ended December 31, 2005

Securities and Exchange Commission (“SEC”) Comment No. 1:

Consolidated Statements of Income and Comprehensive Income, page 16

We have reviewed your response to our prior comment 5, as well as attachment (j) in your response to our letter dated November 29, 2006.  You have responded that your service revenues made up approximately 8.4% in 2005 and 7.0% in 2004 of your total net revenue and therefore you do not believe that you meet the 10% criteria of Item 5-03 of Regulation S-X.  In consideration of your consolidated sales summary by segment and subsegment for the fourth quarter, contained in attachment (j), it appears that your service subsegment makes up 33.5% and 32.2% of your fourth quarter consolidated net sales for 2005 and 2004, respectively.  Based on the information contained in this attachment, it would appear that service revenue would represent greater than 10% of your consolidated net sales.  Please explain this apparent discrepancy to us.  In addition, please explain to us the difference in business operations between your carbon and service subsegments.

Response:

The Company acknowledges your comment and recognizes the apparent inconsistency.  The service subsegment contains elements that represent actual product sales as described below.  The Company’s carbon subsegment (“Carbon”), in its entirety, is composed of sales of granular activated carbon (GAC) that is intended to be disposed of by the customer after it has become “spent”, or adsorbed all of the contaminants it is able to.  The service subsegment (“Service”) is primarily composed of sales of GAC that is intended to be returned to the Company and replaced with reactivated GAC by the Company after it has become spent.  The sales of the GAC described herein are classified in the service subsegment due to the fact that the Company performs a service once the GAC is “spent.”  The other aspects in which a service subsegment transaction could differ from a carbon subsegment transaction are 1) that customers may lease a Company owned adsorption equipment that is placed on the customer’s site to perform the filtration process and/or 2) that Company employed field service personnel may be deployed to install, service, and extract the carbon and/or equipment throughout its lifecycle.  The Company only views revenues for equipment rentals and field service activities as service sales for the purpose of complying with the income statement classification requirements of Item 5-03 of Regulation S-X.  As such, product sales that comprise the majority of the Service subsegment sales are excluded in the Company’s analysis and are the reason for the discrepancy between what is reported in the Company’s Service subsegment and what the Company disclosed as service sales in its previous response dated January 16, 2007.

A simplified breakdown of Carbon and Service sales by the components mentioned above that reconcile 2005 and 2004 sales to the percentage breakdown supplied in our previous response is as follows:

Table 1.

	2006		2005		2004

Segments	Sales	% of total	Sales	% of total	Sales	% of total

Carbon	$157,857	49.9%	$139,128	47.8%	$139,937	47.3%
Product	157,857	49.9%	139,128	47.8%	139,937	47.3%

Service	$107,435	34.0%	$102,806	35.3%	$105,563	35.7%
Product	84,117	26.6%	78,376	26.9%	84,779	28.7%
Equip rentals & field service	23,305	7.4%	24,430	8.4%	20,784	7.0%

Other segments	$50,830	16.1%	$48,901	16.8%	$50,377	17.0%

Consolidated CCC	$316,122	100.0%	$290,835	100.0%	$295,877	100.0%

SEC Comment No. 2:

We note your response to prior comment 8.  In future filings, please expand your critical accounting policies to discuss the following regarding your goodwill impairment tests:

•	The name of each reporting unit.
•	The amount of goodwill at each reporting unit at each balance sheet date.
•

The estimated fair value and the carrying amount of each reporting unit for each balance sheet date.  If there is a downward trend in the amount of headroom between the fair value and the carrying value of certain reporting units, please highlight this trend.

•	Your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for each of your reporting units.
•

The basis for each of your assumptions.  If a significant assumption has changed (i.e. validity of a patent), please also disclose this change and the effect, if material, on the headroom of the respective reporting unit.

•	Uncertainties and risks of change in your assumptions.
•	A sensitivity analysis showing the effect of a 1% change in each of these assumptions.

Response:

The Company acknowledges your comment and is currently working towards preparing the additional disclosures as requested to include in its future filings beginning with its 2006 Form 10-K.

SEC Comment No. 3:

9.  Borrowing Arrangements, page 26

We have reviewed your response to our prior comment 9.  It remains unclear as to whether you would have breached the covenant compliance requirement at December 31, 2005, had you not received a waiver of the requirements as of this date.  If so, it would appear that your fact pattern is more similar to scenario four of EITF 86-30, which would require short-term classification of your debt at December 31, 2005, if you deemed it probable that you would fair the requirements at a subsequent date.  However, we note that this credit facility is no longer outstanding, as you used the proceeds of newly issued convertible notes to repay your debt under your previous revolving facility in the third quarter of 2006.  As such, we have no further comment regarding the classification of your debt at December 31, 2005.  However, in future filings, to the extent applicable, please ensure that you disclose in your MD&A the nature of the covenant compliance requirements, whether you are in compliance with these requirements as of the balance sheet date, whether a violation of the requirements is reasonably possible in future periods, the effect of a violation on your liquidity and your balance sheet classification, and any uncertainties in your assumptions if you do not believe that a breach is reasonably possible in future periods.

Response:

The Company acknowledges your comment and will include additional disclosures in future filings as requested, to the extent applicable, regarding the nature of the covenant compliance requirements, whether the Company is in compliance with these requirements as of the balance sheet date, whether a violation of the requirements is reasonably possible in future periods, the effect of a violation on liquidity and balance sheet classification, and any uncertainities in assumptions if the Company would not believe that a breach is reasonably possible in future periods. The Company will do so beginning with its 2006 Form 10-K.

SEC Comment No. 4:

14.           Benefit for Income Taxes, page 35

We note your response to prior comment 10.  In future filings, please expand your critical accounting policies to discuss why you believe your net deferred tax asset as of your balance sheet date is realizable, despite your history of pre-tax book losses.  In this regard, please address the following:

•	Your view that your history of pre-tax book losses should be normalized to cumulative income over the past three years and why.
•	The extent to which the reversal of the temporary taxable differences associated with your deferred tax liabilities supports the realization of your deferred tax assets.
•	The nature of your tax planning strategies and the extent to which these strategies support the realization of your deferred tax assets.
•

Your assumption regarding market growth after 2010, the uncertainties associated with this assumption, and the extent to which your reliance on this assumption supports the realization of your deferred tax assets.

Response:

The Company acknowledges your comment and is currently working towards preparing the additional disclosures as requested to include in its future filings beginning with its 2006 Form 10-K.

SEC Comment No. 5:

In addition, please expand your critical accounting policies to discuss the nature of your tax contingencies and material changes to your accruals for your tax contingencies, as well as any uncertainties related to the amounts accrued.

Response:

The Company acknowledges your comment and is currently working towards preparing the additional disclosures as requested to include in its future filings beginning with its 2006 Form 10-K.

SEC Comment No. 6:

21.  Segment Information, page 40

We have reviewed your response to our prior comment 11.  You have responded that attachment (j) is a selection of what Mr. Stanik receives for review each month.  Please confirm that attachment (j) is a complete package that Mr. Stanik receives.  If it is only a portion of what he receives, please provide us with the complete package as of December 31, 2005.

In addition, we note that the information that you provided to us in attachment (j) only includes financial information for either the fourth quarter or December 2005.  In our prior comment, we requested an analysis that included historical information (i.e. at a minimum, 2003, 2004, 2005, and 2006).  Therefore, we repeat our prior comment 11 to provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful to help us understand how these operations are economically similar.  In this analysis, please separately provide us with the above information by product by geography (i.e. Americas – Carbon, Americas – Service, Americas – Equipment, etc.).  Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Please also be advised that based on your response to the above, we may have further comments regarding your determination of your reporting units for goodwill impairment testing purposes.

Response:

The Company acknowledges your comment and agrees that we did not provide all of the information as originally requested.  In your initial comment you asked for “an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another)”.  We supplied to you in our initial response our former segment breakdown (Activated Carbon, Service, Engineered Systems, and Consumer) for the four year period up to and including the final year, 2002, that we reported in that configuration along with some comments as to why we concluded at that time that the Activated Carbon and Service segments were economically similar and therefore made sense to aggregate.  The reason we did not include more current information in the configuration you requested is because in most cases it does not exist below a product margin level.

Since the change to our current method of reporting business segments in 2003, we only have the ability to report our business units in the manner that you have requested (e.g. Carbon, Service, Equipment, and Consumer) at the direct product gross margin (“PGM”) level which is the information you reviewed in initial attachment (j).  It is not the Company’s intent to be unresponsive to the SEC’s request, but to produce the information below the PGM line in the manner that you request would require the Company to reconfigure its internal reporting back to the old way which would take considerable time from resources that have been devoted to working on business critical activities.  Further, as no information is available below the PGM line for these business units, the CODM clearly does not use such data to allocate resources between these business units.

As disclosed in our response of January 16, 2007, the Company’s CODM does review limited financial information at a subsegment level such as sales, direct cost of sales, and PGM’s, but below that level he reviews (and the Company only compiles) financial information at a segment level.  The Company’s subsegment sales by geography for the years 2003 through 2006 are presented in Table 1 below.

Table 1.

Calgon Carbon Corporation
Sales Revenue by Region by subsegment

	Subsegment	2003	2004	2005	2006	% of total

1	Americas Carbon	$65,495	$91,802	$81,680	$89,334	28.3%
2	Europe Carbon	27,894	37,940	44,176	46,614	14.7%
3	Asia Carbon	14,663	10,195	13,272	21,909	6.9%
4	Americas Service	71,804	72,248	69,458	70,485	22.3%
5	Europe Service	31,975	33,238	33,218	36,095	11.4%
6	Asia Service	355	77	130	842	0.3%

	Carbon & Service	$212,186	$245,500	$241,934	$265,279	83.9%

7	Americas Carbon Equip	8,379	10,300	15,061	19,997	6.3%
8	Americas UV Equp	4,054	6,022	4,762	5,582	1.8%
9	Americas ISEP Equip	7,696	8,980	8,397	4,702	1.5%
10	Americas Odor Equip	4,676	3,644	5,701	3,536	1.1%
11	Europe Carbon Equip	679	2,233	1,393	2,588	0.8%
12	Europe ISEP Equip	1,407	1,981	685	165	0.1%
13	Asia Carbon Equip	20	28	86	328	0.1%
14	Asia ISEP Equip	3,539	6,748	782	986	0.3%

	Equipment	$30,450	$39,936	$36,867	$37,884	12.0%

15	Americas Charcoal Cloth	763	646	1,030	1,025	0.3%
16	Europe Charcoal Cloth	6,668	7,022	7,210	7,614	2.4%
17	Americas Homewellness	3,111	2,773	3,794	4,320	1.4%

	Consumer	$10,542	$10,441	$12,034	$12,959	4.1%

	Consolidated	$253,178	$295,877	$290,835	$316,122	100.0%

In accordance with paragraph 10 of SFAS 131, Table 1 represents what the Company believes to be the lowest level of financial information that can be compiled into logical product and geography groupings at the sales level and therefore is used as the starting point for determining the Company’s segments.  While the Company does compile and review its information both by product and geography, the Company determined in accordance with paragraph 15 of SFAS 131 that in matrix style organizations such as Calgon Carbon, components reported by products would constitute the segments as opposed to components reported by geography.  Additionally, the Company employs a product oriented approach to the strategic planning of its business which dictates what product lines the Company will produce, market, and sell throughout the regions of the world it operates in as well as what product lines the Company will abandon or divest globally. Because of that, the Company believes that reporting its segments by product as opposed to geography provides more meaningful information to its investors for making decisions.

Taking that into account, the Company’s reduced its potential 17 segments outlined in Table 1 to eight potential segments as indicated in Table 2 below.

Table 2.

Calgon Carbon Corporation
Sales Revenue by subsegment

	Subsegment	2003	2004	2005	2006	% of total

1	Carbon	$108,052	$139,937	$139,128	$157,857	49.9%
2	Service	104,134	105,563	102,806	107,422	34.0%
3	Carbon Equip	9,078	12,562	16,540	22,913	7.2%
4	UV Equip	4,054	6,022	4,762	5,582	1.8%
5	ISEP Equip	12,642	17,709	9,864	5,853	1.9%
6	Odor Equip	4,676	3,644	5,701	3,536	1.1%
7	Charcoal Cloth	7,431	7,668	8,240	8,639	2.7%
8	Homewellness	3,111	2,772	3,794	4,320	1.4%

	Consolidated	$253,178	$295,877	$290,835	$316,122	100.0%

From Table 2, the Company then determined that the aggregation of the various subsegments in accordance with FAS 131 paragraph 17 was appropriate to arrive at the Company’s current configuration of three operating segments, Carbon and Service, Equipment, and Consumer.  The rationale for aggregation is described in the following part of this response.

First the Company decided to aggregate its Carbon and Service products into one segment in accordance with the aggregation criteria defined in paragraph 17 of SFAS 131.  The economic similarity of the two subsegments can be seen clearly in Table 3 below as both subsegments average PGM over the 2003 through 2006 periods are within 2.4 percentage points after adjusting for the “true service” items that have a tendency to enhance the reported final results of the Service subsegment.

Carbon

Table 3.

	2003	2004	2005	2006	Avg

Sales	$108,052	$139,937	$139,128	$157,857	$136,244
Direct COS	60,784	86,345	91,642	107,081	86,463
Product Gross Margin (PGM)	$47,268	$53,592	$47,486	$50,776	$49,781

PGM %	43.7%	38.3%	34.1%	32.2%	36.5%

Service

	2003	2004	2005	2006	Avg

Sales	$104,134	$105,563	$102,806	$107,422	$104,981
Deduct: True Service	17,967	20,784	24,430	23,305	21,622

Adj Service Sales	$86,167	$84,779	$78,376	$84,117	$83,360

Direct COS	60,893	58,241	62,125	65,425	61,671
Deduct: True Service	8,401	11,006	12,225	11,456	10,772

Adj Service COS	52,492	47,235	49,900	53,969	50,899

Product Gross Margin (PGM)	$33,675	$37,544	$28,475	$30,148	$32,461

PGM %	39.1%	44.3%	36.3%	35.8%	38.9%

The Company removed the sales and cost of sales of the true service activities that are encompassed in the Service subsegment that are described in our response to comment 1 of your February 12, 2007 letter earlier in this letter in order to more clearly show the similarity between the most significant pieces of the Carbon and Service subsegments.  That adjustment, which removes all of the sales and cost of sales associated with leasing and servicing of equipment and amounts to less than 10% of consolidated net sales, brings the adjusted totals of Service to only include product related sales and cost of sales which is economically similar to the Carbon subsegment.  While we believe that evidence is most compelling, we also believe that looking at the Carbon and Service segments in their entirety still presents two economically similar subsegments as their last four year average PGM is within 4.8 percentage points of each other as seen in Table 4.

Carbon

Table 4.

	2003	2004	2005	2006	Avg

Sales	$108,052	$139,937	$139,128	$157,857	$136,244
Direct COS	60,784	86,345	91,642	107,081	86,463

Product Gross Margin (PGM)	$47,268	$53,592	$47,486	$50,776	$49,781

PGM %	43.7%	38.3%	34.1%	32.2%	36.5%

Service

	2003	2004	2005	2006	Avg

Sales	$104,134	$105,563	$102,806	$107,422	$104,981
Direct COS	60,893	58,241	62,125	65,425	61,671

Product Gross Margin (PGM)	$43,241	$47,322	$40,681	$41,997	$43,310

PGM %	41.5%	44.8%	39.6%	39.1%	41.3%

In our response dated January 16, 2007, we also outlined the aggregation criteria in paragraph 17 of FAS 131 which supports the aggregation of the Carbon and Service subsegments and have included it again in this response as follows.

Similarity in the nature of products or services – The Activated Carbon component almost exclusively provides activated carbon products for use in applications to remove organic compounds from water, air, and other liquids and gases.  A significant portion of the Service component (85.6% in 2005, 86.4% in 2004, and 87.3% in 2003) also employs either activated carbon products or ion exchange resins for use in applications to remove organic compounds from water, air, and other liquids and gases.

Similarity in the nature of the production processes – The production of granular activated carbon (GAC) for the applications described above is performed in high temperature furnaces using coconut shell or bituminous coal and pitch as its main raw materials.  Similarly, the GAC sold into the Segment (18.4% of Service segment revenue in 2005, 19.2% in 2004, and 20.2% in 2003) is produced in exactly the same fashion.  What qualifies it as a Service segment sale under the Company’s definition as opposed to an Activated Carbon segment sale is the Company’s relationship with the customer.  If the GAC being sold is to be used in the Company’s equipment under a leasing agreement or if the customer intends to have the Company “reactivate” the GAC for reuse under a service agreement once it has been “spent” or adsorbed all of the contaminants that it can adsorb then that sale of GAC gets classified into the Service segment. The other significant portion of revenues in the Service segment (31.2% in 2005, 32.9% in 2004, and 28.7% in 2003) are generated by the reactivation of the spent GAC which again uses high temperature furnaces to burn off the contaminants that have been adsorbed and put the GAC back in a state to be placed back into service at a customers site.  During that process of reactivation, anywhere from 8 to12% of GAC is lost due to incineration and must be replaced by virgin GAC.  The remainder of the Service segment revenues is made up of monthly equipment rental fees and fees for field service to place carbon at a site or remove it and return it for reactivation.

Similarity of the type or class of customers for the Company’s products or services – With few exceptions, the Activated Carbon and Service components serve the same industries such as Municipal Water, Industrial Process, Environmental Air and Water, Food, and Specialty.

Similarity in the methods used to distribute their products and or provide their services – The Company employs a direct sales force in each geographic region in which it operates that generates revenue for both the Activated Carbon and Service components.  There is no dedicated sales force that exists for either component.  Similarly a dedicated supply chain team is responsible for the warehousing and distribution of each of the products sold in both components.  The only difference between distribution methods is the deployment of Company employed field service personnel to remove and replace product from the customer’s site for the reactivation of GAC.

Similarity of the nature of the regulatory environment – Not applicable

The Company next decided to aggregate its equipment products, Carbon, UV, ISEP, and Odor, into one segment called equipment since those technologies also meet the aggregation criteria defined in paragraph 17 of SFAS 131.  While the economic similarities of the different technologies might be debated due to the apparent disparity of the profitability at the PGM level of each technology as displayed in the table below, the Company would argue that a ten percentage point difference in average PGM’s for capital equipment products is still an acceptable range for considering those products as economically similar.  The reason is that certain product lines such as ISEP and UV also sell higher margin spare parts that can skew the PGM’s of those product lines higher, especially in years where sales of lower margin capital equipment sales are not as strong. The Company’s Carbon and Odor equipment products have almost no spare parts business and therefore as a result have margins that typically average ten percentage points less than the Company’s UV and ISEP equipment products.

Calgon Carbon Corporation
PGM % by equipment subsegment

Subsegment	2003	2004	2005	2006	Avg

Carbon Equip	27.1%	37.0%	26.1%	24.5%	27.9%
UV Equip	33.9%	38.3%	33.7%	37.5%	36.1%
ISEP Equip	28.6%	29.8%	36.3%	54.4%	33.9%
Odor Equip	30.3%	21.5%	26.0%	20.9%	25.2%

In addition to the Company’s determination that the Company’s equipment product lines are economically similar, the Company also believes these product lines meet the other criteria for aggregation outlined in paragraph 17 in that a) sales of each product line are primarily capital equipment that is b) generally constructed in a similar fashion while c) being sold primarily to municipal or industrial customers for filtration or separation purposes by d) a direct sales force or agent network.

As the Company’s last two remaining two product lines, charcoal cloth and Homewellness, do not meet the quantitative thresholds outlined in paragraph 18 of SFAS 131, the Company could have elected to aggregate them into an operating segment or report them together as “all other” in accordance with paragraph 21 of SFAS 131.  While the two product lines do not satisfy the aggregation criteria to qualify for aggregation as its own operating segment according to SFAS 131, the Company determined that since the two would have been reported together anyways as “all other”, it was appropriate in accordance with SFAS 131 and more useful to investors to rename it “Consumer” since both product lines were sold either directly into the consumer market or to companies that sold directly into the consumer market.

As previously discussed, the CODM receives and reviews information both by product and by region, but strategic decisions as to where the Company is going to devote current and future resources is made on a product basis and therefore the Company believes is more useful to investors in that format.  The following three sections are included to satisfy the SEC’s request of providing an analysis of economic similarity by discussing the various segments and/or subsegments financial performance and giving the SEC our assessment of the similarities or differences in trends between the regions and segments. While individual periods for any particular regional segment may show a disparity with the same segment in a different region, the Company believes that the trends in each of the regions and the average PGM’s over the prior four years further indicate the logic for aggregation.  It should be further noted that the 2003 results do not closely fit into any of the comparisons, and not much analysis has been performed on that period in the comparisons due to the fact that the Company changed significantly with the purchase of Waterlink Inc. in February 2004.  Finally, we have included a complete reporting package received by Mr. Stanik for the period ending December 31, 2005. Included in the full package are more detailed breakdowns of the Americas Carbon, Americas Carbon, Americas Service, and Asia Carbon subsegments at the PGM level. Those reports were first developed and distributed to Mr. Stanik during the third quarter of 2005. Similar reports have yet to be developed for other regions and/or subsegments due to the high degree of manual effort in producing the information.

Section 1. – Discussion of Global Carbon and Service Sales and PGM’s

Carbon

Table 5. displays the dramatic increase in Carbon sales revenue from 2003 through 2006 while Service sales remain relatively flat.  The main reason is that in February 2004, the Company purchased Waterlink, Inc. whose predominant business was of the type that fit into the Company’s definition of Carbon as disclosed earlier in the Company’s response to comment 1.  There was another dramatic increase in Carbon sales revenue in 2006 as the Company had increased sales volume in the Americas of outsourced coal and coconut carbon products, and increased sales volume to its joint venture CMCC due to the shutdown of their activated carbon production line in December 2005.

Margins in Carbon declined during the period from 2003 through 2006 as both lower margin outsourced coal and coconut products became a larger part of the sales mix, and input costs such as coal, pitch, and natural gas increased significantly with limited ability to pass those cost increases on to the customer.

Table 5.

	2003	2004	2005	2006

Sales	$108,052	$139,937	$139,128	$157,857
Direct COS	60,784	86,345	91,642	107,081

Product Gross Margin (PGM)	$47,268	$53,592	$47,486	$50,776
PGM %	43.7%	38.3%	34.1%	32.2%

Service

Service margins on the other hand remained stable other than a spike upward in 2004 on relatively flat sales from 2003 through 2006 as seen in Table 6.  Like Carbon, Service was subject to significant input cost increases for the product portion of its business.  Cost increases in 2006 were somewhat offset by the favorable resolution of a few low margin accounts.  The equipment leasing fees that are a component of Service are what push its margins at a level above Carbon.

Table 6.

	2003	2004	2005	2006

Sales	$104,134	$105,563	$102,806	$107,422
Direct COS	60,893	58,241	62,125	65,425

Product Gross Margin (PGM)	$43,241	$47,322	$40,681	$41,997
PGM %	41.5%	44.8%	39.6%	39.1%

Carbon and Service Comparison

Chart 1. is a graphical comparison of the Carbon and Service PGM’s from 2003 through 2006.  Other than 2004, Carbon and Service appear to be following the same downward trend in margins.  The gap between the Carbon and Service PGM’s in the graph represent the additional value of the “true” service revenues associated with leasing equipment and providing field service personnel to customer sites.

Chart 2. graphically shows the volume increase in Carbon sales that occurred throughout the period compared to the flat sales in Service.  PGM $’s for the two subsegments followed a comparable trendline with a slightly increasing spread between Carbon and Service PGM $’s in the more recent periods.  The spread between Carbon and Service PGM $’s did not follow as dramatic a path as the sales trend because the increased input costs over the period essentially offset the incremental profit generated by the increased Carbon volume which was primarily lower margin coal and coconut based outsourced carbons.  Service margins did not decline significantly despite the increased costs over the period because of the increased equipment lease and field service fees and the favorable resolution of a few large low margin accounts.

Section 2. – Discussion of Regional Carbon and Service Sales and PGM’s

Americas Carbon

Table 7. shows the addition of Waterlink sales in 2004 which account for the dramatic sales increase from 2003 and also partially contribute to the margin decline since most of Waterlink’s sales come from lower margin coal and coconut based outsourced products.  The Company lost volume in 2005 as it tried to increase price and margins continued to decline from carbon input cost increases.  2006 saw an increase in sales from both price increases and modest volume increases.  Margins managed to increase slightly despite continued carbon input cost increases from both the price increases that the Company realized and the removal of certain costs that had been captured in the Americas Carbon subsegment in 2005 and prior years getting correctly charged to the Asian Carbon subsegment for the first time.  The Company noted that this cost identification did not affect publicly disclosed information and the Company’s CODM would be reviewing the financial information at a segment level for purposes of allocating resources to the business units.

Americas Carbon

Table 7.

	2003	2004	2005	2006	Avg.

Sales	$65,495	$91,802	$81,680	$89,334	$82,078
Direct COS	35,767	57,622	55,402	59,162	51,988

Product Gross Margin (PGM)	$29,728	$34,180	$26,278	$30,172	$30,090
PGM %	45.4%	37.2%	32.2%	33.8%	36.7%

Americas Service

Americas Service margins increased slightly in 2004 due to modest price increases as displayed in Table 8.  In 2005 margins declined by approximately eight percentage points as freight costs and carbon input costs increased significantly.  Margins were able to recover slightly in 2006 as price increases outpaced the increase in carbon input costs year over year.  Sales for Americas Service from 2003 through 2006 remained relatively flat.

Americas Service

Table 8.

	2003	2004	2005	2006	Avg.

Sales	$71,804	$72,248	$69,458	$70,785	$70,999
Direct COS	42,397	41,043	45,163	43,249	42,963

Product Gross Margin (PGM)	$29,407	$31,205	$24,295	$27,236	$28,036
PGM %	41.0%	43.2%	35.0%	38.6%	39.5%

Comparison of Americas Carbon and Service PGM’s

Americas Carbon and Service PGM’s follow a similar trend line as the global PGM’s for those two subsegments.  Another similarity to the global graphical representation is the value spread between Service and Carbon PGM’s.

Europe Carbon

Like Americas Carbon, Europe Carbon sales revenue increased significantly in 2004 as a result of the Company’s purchase of Waterlink Inc.  Sales revenue continued to increase in 2005 and 2006 due to an increase in sales volume.  The increased sales volume however came at the expense of price in addition to costs increasing each of the years which lowered margins each year.

Europe Carbon

Table 9.

	2003	2004	2005	2006	Avg.

Sales	$27,894	$37,940	$44,176	$46,614	$39,156
Direct COS	16,046	23,566	28,720	31,238	24,893

Product Gross Margin (PGM)	$11,848	$14,374	$15,456	$15,376	$14,264
PGM %	42.5%	37.9%	35.0%	33.0%	36.4%

Europe Service

Similar to Americas Service, Europe Service sales remained relatively flat from 2003 through 2005.  Margins on the other hand increased significantly in 2004 and 2005 versus 2003, but were in line with 2002’s margins of 46.9%.  Like the Europe Carbon subsegment, the Europe Service subsegment experienced increased sales volume in 2006 and experienced decreased margins.  Higher carbon input costs contributed to the margin decline.

Europe Service

Table 10.

	2003	2004	2005	2006	Avg.

Sales	$31,975	$33,238	$33,218	$36,095	$33,632
Direct COS	18,491	17,192	16,953	21,850	18,622

Product Gross Margin (PGM)	$13,484	$16,046	$16,265	$14,245	$15,010
PGM %	42.2%	48.3%	49.0%	39.5%	44.6%

Comparison of Europe Carbon and Service PGM’s

The trend of Europe Carbon and Service PGM’s as shown in Chart 4. is a little bit different than the global or America’s trend.  First, Service margins actually held steady in 2005 as opposed to declining in line with Carbon in that period before reverting to the global trend by declining significantly in 2006.  Second, while there is still a value gap that exists between Carbon and Service margins as one would expect related to the true service subsegment described earlier in the response, that value gap is slightly larger in Europe where leased equipment makes up a larger part of their business than in the Americas, but did gravitate closer to the Americas value gap in 2006 as European service volume increased.

Asia Carbon

Sales for Asia Carbon have jumped around quite a bit during the time period of 2003 through 2006.  Sales increased dramatically in 2006 as the Company increased sales to its Japanese joint venture, CMCC, due to the JV shutting down its only remaining activated carbon line in December 2005.  Sales in Asia Carbon in 2003 were higher than 2004 and 2005 due primarily to a large municipal fill.

Margins from 2003 through 2005 tended to react inversely to sales revenue as sales increases were mostly driven by lower margin municipal carbons.  In 2006, sales margins declined significantly as certain costs that were getting incorrectly charged to the Americas Carbon subsegment in years prior to 2006 were charged correctly to the Asia Carbon subsegment for the first time.  The Company noted that this cost identification did not affect publicly disclosed information and the Company’s CODM would be reviewing the financial information at a segment level for purposes of allocating resources to the business units.

Asia Carbon

Table 11.

	2003	2004	2005	2006	Avg.

Sales	$14,663	$10,195	$13,272	$21,909	$15,010
Direct COS	8,974	5,157	7,519	16,681	9,583

Product Gross Margin (PGM)	$5,689	$5,038	$5,753	$5,228	$5,427
PGM %	38.8%	49.4%	43.3%	23.9%	36.2%

Asia Service

This subsegment was not analyzed since it made up less than 1% of consolidated net sales in 2006.

Section 3. – Discussion of Regional Segment gross profit, gross margins, operating profit and operating margins

Americas Carbon & Service

Sales and PGM explanations for Americas Carbon and Americas Service are discussed in the previous section.  Americas Carbon and Service gross margins follow the same pattern of gradual decline as Americas Carbon and Service PGM’s as plant overhead, warehousing and distribution, and depreciation expenses (“Period costs”) remained consistent as a percent of sales throughout the four year period reviewed.

Operating profit declined in 2004 and 2005 as the Company incurred additional operating expenses primarily for integrating the Waterlink acquisition, charges related to the damage from Hurricane Katrina, and severance and pension curtailment charges associated with the Company’s re-engineering plan.  In 2006 operating profit increased significantly due to an insurance recovery for the Company’s Hurricane Katrina claim and a change in estimate related to the environmental accrual, partially offset by increased legal expenses due to the Company’s steam activated carbon anti-dumping claim filed in 2006.  When adjusted for the previous items, operating expenses actually leveled off for the years 2004 through 2006 after increasing from 2003 levels due to the additional expenses added from Waterlink.

Americas Carbon & Service

Table 12.

	2003	2004	2005	2006

Sales	$137,299	$164,050	$151,138	$159,829
Direct COS	77,135	98,618	100,466	102,414

Product Gross Margin (PGM)	$60,164	$65,432	$50,672	$57,415
PGM %	43.8%	39.9%	33.5%	35.9%

Gross Profit	$36,351	$36,812	$23,434	$29,541
GM %	26.5%	22.4%	15.5%	18.5%

Operating Profit	$13,774	$10,709	$(5,940)	$9,772
OM %	10.0%	6.5%	-3.9%	6.1%

Americas Equipment

Sales of Americas Equipment increased steadily during the period of 2003 through 2006 as sales of the Company’s Ultraviolet Light (UV) and Carbon Equipment increased while margins fluctuated within a three percentage point range during that same time period which could be considered normal and not subject to explanation.

Gross profit has remained stable from 2003 through 2006.  Gross margin declined slightly in 2004 due to an increase in period costs, but managed to remain flat in 2005 despite lower PGM’s due to the sales volume increase, and a reduction in period costs due to the consolidation of a few of the U.S. equipment plants.  Gross margins increased slightly in 2006 as a result of the sales volume increase and again a reduction in period costs due to the full year benefit of the 2005 equipment plant consolidation.

Operating profit declined in 2004 and 2005 and remained flat in 2006 as legal fees for the Company’s UV patent litigation increased dramatically as the Company continued to move closer to trial dates.  As a result operating margins were negative throughout the period, declining in both 2004 and 2005 and holding steady in 2006.  Besides the large legal fees incurred over this time period, corporate overhead allocations have also contributed significantly to the operating losses.

Americas Equipment

Table 13.

	2003	2004	2005	2006

Sales	$24,805	$28,946	$33,921	$33,817
Direct COS	17,479	20,012	24,277	24,045

Product Gross Margin (PGM)	$7,326	$8,934	$9,644	$9,772
PGM %	29.5%	30.9%	28.4%	28.9%

Gross Profit	$6,319	$7,138	$8,366	$9,026
GM %	25.5%	24.7%	24.7%	26.7%

Operating Profit	$(2,586)	$(4,809)	$(6,283)	$(6,147)
OM %	-10.4%	-16.6%	-18.5%	-18.2%

Americas Consumer

This segment was not analyzed since it made up less than 2% of consolidated net sales in 2006.

Europe Carbon & Service

Europe Carbon and Service sales increased steadily during the period from 2003 through 2006 due to additional volume from the Waterlink acquisition in 2004, and additional volume increases in 2005 and 2006.  Even with the increased volumes, PGM declined due to product mix and the increase in volume of low margin carbon.  Cost increases in 2005 and 2006 also contributed to the PGM decline in those years.

Period costs were held constant throughout the period after increasing with the addition of Waterlink in 2004.  As a result, the spread in gross profit year to year approximated the spread in PGM year to year and the gross margin still showed a decline each year from 2004 on despite the sales increases.

Operating profit also declined in 2005 and 2006 after increasing in 2004 due to the Waterlink acquisition.  The decline came as a result of increased operating expenses from increased corporate overhead allocations and severance costs.  The result is that operating margins followed the same downward trend as PGM’s and gross margin during the period of review.

Europe Carbon & Service

Table 14.

	2003	2004	2005	2006

Sales	$59,869	$71,178	$77,394	$82,709
Direct COS	35,463	40,758	45,756	53,088

Product Gross Margin (PGM)	$24,406	$30,420	$31,638	$29,621
PGM %	40.8%	42.7%	40.9%	35.8%

Gross Profit	$12,377	$16,387	$17,560	$15,454
GM %	20.7%	23.0%	22.7%	18.7%

Operating Profit	$(3)	$3,835	$2,485	$535
OM %	0.0%	5.4%	3.2%	0.6%

Europe Equipment

This segment was not analyzed since it made up less than 1% of consolidated net sales in 2006.

Europe Consumer

This segment was not analyzed since it made up less than 3% of consolidated net sales in 2006.

Asia Carbon & Service

Sales for Asia Carbon & Service have jumped around quite a bit during the time period of 2003 through 2006.  Sales increased dramatically in 2006 as the Company increased sales to its Japanese joint venture, CMCC, due to the JV shutting down its only remaining activated carbon line in December 2005.  Sales in Asia Carbon and Service in 2003 was higher than 2004 and 2005 due primarily to a large municipal fill.  Margins from 2003 through 2005 tended to react inversely to sales revenue as sales increases were mostly driven by lower margin municipal carbons.  In 2006, sales margins declined significantly as certain costs that were getting incorrectly charged to the Americas Carbon and Service segment in years prior to 2006 were charged correctly to the Asia Carbon and Service segment for the first time.

Period costs declined significantly in 2004 as compared to 2003, but increased slightly in both 2005 and 2006.  The reason for the decrease in 2004 was because allocations of Asia’s period costs were reduced and instead allocated back to the Americas and Europe Carbon and Service segments in accordance with where the Asian produced product was being sold.  Period costs as a percent of sales declined in both 2005 and 2006 due to the dilution from the higher sales revenue which actually helped push the 2005 gross margin slightly above 2004.

Operating expenses declined significantly in 2004, increased slightly in 2005, and then increased significantly in 2006 basically mirroring the sales fluctuations during that time period.  The reason is that corporate overhead allocations are driven to the regional segments on a pro-rata basis based upon cost of sales as a percent of the corporate total, and tend to have a larger effect on a regional segment as small as Asia Carbon & Service. Operating expenses as a percent of sales declined each year in the period presented and therefore contributed to making the year to year operating margin comparison more favorable than the year to year gross margin comparison.

Asia Carbon & Service

Table 15.

	2003	2004	2005	2006

Sales	$15,018	$10,272	$13,402	$22,751
Direct COS	9,497	5,209	7,546	16,996

Product Gross Margin (PGM)	$5,521	$5,063	$5,856	$5,755
PGM %	36.8%	49.8%	43.7%	25.3%

Gross Profit	$815	$1,801	$2,467	$1,989
GM %	5.4%	17.5%	18.4%	8.7%

Operating Profit	$(3,030)	$(295)	$69	$(1,809)
OM %	-20.2%	-2.9%	0.5%	-8.0%

Asia Equipment

This segment was not analyzed since it made up less than 1% of consolidated net sales in 2006.

In conclusion, as outlined in detail throughout this response the Company believes that it has shown the appropriateness of reporting its segments by product line instead of geography and that the various subsegments meet the aggregation criteria listed in paragraph 17 of SFAS 131.  Therefore the Company believes that it has been correctly reporting by three segments: Carbon and Service, Equipment, and Consumer for each year in the period ended December 31, 2006.

SEC Comment No. 7:

In future filings, please disclose your revenues by product, as required by paragraph 37 of SFAS 131.

Response:

The Company acknowledges your comment and proposes the following disclosure regarding its revenues by product, as required by paragraph 37 of SFAS 131.

	2004	2005	2006

Carbon products	224,716	217,504	241,974
Capital equipment	35,275	29,533	28,119
Equipment leasing	14,318	14,805	14,789
Spare parts	4,661	7,334	9,765
Carbon cloth products	7,668	8,240	8,639
Home consumer products	2,773	3,794	4,320
Other services	6,466	9,625	8,516

Total sales	295,877	290,835	316,122

Form 10-Q for the Quarterly Period Ended September 30, 2006

SEC Comment No. 8:

We note you issued convertible debt in the third quarter of 2006.  Please tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the debt conversion feature for your convertible debt represents an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.  As part of your response, please tell us your consideration of your registration rights agreement.  Please also refer us to the applicable filing on EDGAR which includes your convertible debt agreement.

Response:

The Company reviewed SFAS 133 and EITF 00-19 in developing its accounting treatment for the Convertible Notes that it issued in the third quarter of 2006.  Per Article 12.01 (c) of the indenture governing the convertible debt, the convertible debt agreement does not provide the note holder with an option with regards to method of settlement.  Upon conversion of each $1,000 principal amount of notes, the note holder will be required to wait a 25 trading day observation period and will be paid in cash not to exceed $1,000, with any additional value to be paid in shares of the Company’s common stock.  The conversion will be based upon the ending stock price of each day and will be compared to the conversion price.  Therefore, the note holder can receive a maximum of $40 per day in cash, with any incremental value comprised of the Company’s common stock. In theory, if the Company’s common stock price drops below the conversion price during the 25 day observation period, then the holder of the note could receive less than $1,000 in cash.  In accordance with SFAS 133.11(a) and EITF 00-19, the Company concluded that the conversion feature met the scope exception to not bifurcate the conversion feature.  The Company did not apply SFAS 150.15 as this does not apply if the financial instrument is not a derivative in its entirety.  The Company filed the indenture governing the convertible debt and the related registration rights agreement as Exhibits 4.1 and 4.2, respectively, to the Current Report on Form 8-k filed by the Company on August 18, 2006.

In developing its accounting treatment for the debt, the Company relied upon the guidance within SFAS 133, specifically paragraph 12.  Paragraph 12 sets forth three conditions which the Company utilized in order to whether the conversion feature included in the convertible notes should be separated from the host contract as an embedded derivative.  It is based upon our review that the conversion feature met the conditions under 12.a and 12.b.  The third condition, 12.c, required the Company to review SFAS 133.6, which also contains three conditions regarding whether the conversion feature would represent a derivative if it was a stand-alone contract.  The conversion feature met the first and second conditions of SFAS 133.6, but the third condition required further analysis.  The conversion feature met the SFAS 133.6(c) requirement as the underlying shares would be settled in part cash and in part shares (if in-the-money on conversion). Accordingly, we conclude that the conversion feature met the requirements to be bifurcated, unless the exception under SFAS 133.11a was applicable.

The Company also considered EITF 01-6 paragraph 5 to determine that “indexed to a company’s own stock” is within the meaning EITF 00-19 and paragraph 11(a) of FAS 133 provided that “the contingency provisions are not based on an observable market, other than the market for the issuer’s stock”. The Company first considered the parity feature within the convertible debt instrument which bases conversion on the closing price of the Company’s common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter being more than 120% of the conversion price per share. This contingency is not based on an observable market other than the market value of the Company’s stock. The second parity feature considered was based on conversion if the value of the notes falls to less than 103% of the value of the underlying stock. The Company determined that the notes’ fair market value includes the conversion option which is based on the market value of the stock. The 103% of the value of the underlying stock is based solely on the value of the Company’s underlying stock. The Company has considered all of the other contingent features within the conversion feature and has deemed them to be indexed to the Company’s stock in accordance with EITF 01-6. The settlement on conversion will be entirely based on the value of the Company’s underlying stock.

In order to determine whether the exception in SFAS 133.11a was applicable; the Company further reviewed the conversion feature under EITF 00-19.4.  Based on review of EITF 90-19 instrument C and EITF 05-2, the debt was not considered to be a conventional convertible debt instrument due to the number of shares not being fixed and the fact that the anti-dilutive clause related to cash dividends was considered non-standard. The instrument being unconventional guided the Company to consider the application of paragraphs 12 through 32 of EITF 00-19 as follows.

1.) Additional conditions necessary for equity classification.

The indenture governing the convertible debt does not include any provision that allows for a net-cash settlement upon conversion.  The indenture specifically provides that the note holder would receive upon conversion of each $1,000 principal amount of notes a cash amount not to exceed $1,000 with any additional value to be paid in shares of the Company’s common stock when the conversion feature is in the money.  We considered paragraph 46 of EITF 00-19 and noted the following terms under our agreement: A) if conversion occurs at less than the par value of the notes (gain to the Company), the Company would net settle in cash with no shares being issued.  B) If conversion occurs at more than the par value of the notes (loss to the Company), the Company would have to pay up to $1,000 in cash and settle the excess by the physical delivery of shares.

This would support that the conversion feature should be treated as equity. However, in order for the Company to account for the contract as equity the following conditions must be met:

a.) The contract permits the company to settle in unregistered shares.

Upon a valid conversion of the Notes, the Company is obligated to pay cash and shares of Common Stock, if any, based on a daily conversion value calculated on a proportionate basis for each day of a 25 trading-day observation period.  In general, the Company must deliver the settlement amount to converting holders on the third business day immediately following the last day of the 25 trading-day observation period.  This is the case under the indenture governing the Notes (the “Indenture”) regardless of whether the shares of Common Stock to be issued to the converting holder have been registered for resale under the Securities Act of 1933, as amended (the “Securities Act”), at the time of settlement.  The issuance of shares of Common Stock to a converting holder is a transaction exempt from registration under the Securities Act pursuant to the exemption set forth in Section 3(a)(9).  This exemption is available regardless of whether the shares of Common Stock have been registered for resale by the holder after their issuance.  The Indenture does not provide for any alteration to the formula determining the settlement amount in such event.  Various provisions of the Indenture and the related registration rights agreement (the “Registration Rights Agreement”) contemplate the issuance of unregistered shares in the event that such shares have not been registered for resale at the time of a valid conversion.  Therefore, the Company believes it has a legal right to settle in unregistered shares and upon effectiveness of the registration statement, those shares would become registered.

b.)  The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Company has 100,000,000 shares of common stock authorized for issuance and has issued approximately 40,000,000 shares of common stock.  The Company also considered the required issuance of stock options to its employees in this calculation and concluded that it had a sufficient number of authorized and unissued shares to settle the conversion of all of the convertible debt in the event that all of the convertible debt were to be converted. There are no other contracts to be settled in the Company's stock.

c.) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Article 12.03 of the indenture states that if the stock price is greater than $17.25 per share (subject to adjustment), then the conversion rate of the convertible debt will not be adjusted to provide for additional shares to be issued upon conversion.  Article 12.03 also states that in no event will the total number of shares of common stock issuable upon conversion exceed 235.941 per $1,000 principal amount of notes.  In these cases, the maximum number of shares to be issued would be 13.3 million as outlined in the following calculation:

Number of notes issued	75,000
Conversion rate	235.2941
Implied shares	17,647,058
Share price	$17.25
Value of implied shares	$304,411,742
Amounts payable at date (on conversion):
- Cash	$75,000,000
- Shares value	$229,411,742
- Number of shares	13,299,231

Reconciliation of potential shares to be issued:
Potential shares issued upon conversion	13,299,231
Potential shares issued for stock options	6,660,806
Current issued shares	41,818,356

Total potential number of shares issued	61,778,393

Number of shares available for issuance	100,000,000

Delta	38,221,607

Article 12.03 also states that if the stock price falls below $4.25 per share (subject to adjustment), then the conversion rate of the convertible debt will not be adjusted to provide for additional shares to be issued upon conversion.

d.) There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

There are no provisions within the indenture which provide that cash payments are required to the note holders if the Company fails to make timely filings with the SEC.

e.)  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There are no “top-off” or “make-whole” provisions within the indenture.

f.) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The indenture governing the convertible debt does not include any provision that allows for a net cash settlement upon conversion. The indenture specifically provides that the note holder would receive upon conversion of each $1,000 principal amount of notes a cash amount not to exceed $1,000 in cash with any additional value to be paid in shares of the Company's common stock when the conversion feature is in-the-money.

g.) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

The debt conversion feature of the notes does not provide holders of notes with preferential rights above the rights of holders of Common Stock.  In the event a resale shelf registration statement covering the notes, the guarantees of the notes and the underlying shares of common stock is not timely filed or made effective, additional interest will accrue pursuant to the terms of the registration rights agreement until the failure to file or become effective is cured.  The Company has no other liabilities for monetary damages with respect to any registration obligations, except that holders of notes may be entitled to equitable relief in the event of a breach of the registration rights agreement.  In the event of a liquidation, the indenture does not provide any preferential liquidation rights with respect to the debt conversion feature.

h.) There is no requirement in the contract to post collateral at any point for any reason.

There are no provisions within the indenture that would require the Company to post collateral of any kind.  The notes are guaranteed by certain of the Company’s domestic subsidiaries on a senior unsecured basis.

2.)  Registration rights agreement

The Registration rights agreement in section 2d.i states that if the Shelf Registration statement is not filed with the commission within 90 days following the Closing Date, then additional interest (penalty interest) shall be accrued on the principal amount of the convertible notes.  The penalty interest rate for the first 90 days of the penalty period is 0.25% and a rate of 0.50% per annum there after.

The Company views the registration rights agreement and the convertible notes as two separate freestanding agreements, and believes the Registration Rights agreements meets the freestanding definition in paragraph 2 of EITF 00-19 and SFAS 150. In accordance with SFAS 133.6, the Company concluded that the agreement met derivative criteria and should be accounted for at fair value. Also note that the  EITF 00-19 analysis of the conversion option is not impacted by the Registration Rights Agreement. It is consistent with View C of the Issue Summary of EITF 05-4. Based on events considered at September 30, 2006, the Company reviewed the Registration Rights Agreement and expected the Company’s ability to file within the required deadlines as probable.  However, the Company conservatively projected penalty interest that would be accrued if the Company did not file its resale shelf registration statement with in 90 days and if the resale shelf registration statement did not become effective with in 240 days.  The Company chose June 30, 2007 as the worst case scenario filing date and calculated the net present value (NPV) of the penalty interest through that date (estimated fair value).  As of the quarter ended September 30, 2006, the result of this calculation was $151,006 and was deemed immaterial by the Company after applying SAB 108.  In our review, we considered that the potential impact to the income statement and balance sheet would be immaterial to the investing public.  The interest rate utilized in the Net Present Value calculation of penalty interest was 8.44%, which was the interest rate of the Company’s debt as of August 11, 2006.  The NPV was calculated in the following table:

Month End	Days	Penalty Interest

11/30/2006	14	7,291.67
12/31/2006	31	16,145.83
1/31/2007	31	16,145.83
2/28/2007	28	14,583.33
3/31/2007	31	16,145.83
4/30/2007	30	22,916.67
5/31/2007	31	32,291.67
6/30/2007	30	31,250.00

Penalty Interest (NPV)		$151,006.34

Since the Company did not file its Registration Statement by the 90th day following the transaction, the Company had accrued 45 days of penalty interest as of December 31, 2006.  The Company will implement FSP EITF 00-19-2 and accrue the probable liability under SFAS 5, with an adoption date of January 1, 2007.

SEC Comment No. 9:

If you determine that the conversion feature does not require accounting under SFAS 133, please tell us your consideration of EITF 98-5 and EITF 00-27 regarding the accounting of a beneficial conversation feature.

Response:

During the Company’s review of its convertible notes, the Company also considered the accounting requirements related to a beneficial conversion feature.

Beneficial Conversion Feature

The notes do not contain a beneficial conversion feature, based upon the guidance of EITF 98-5, EITF 00-27 and Accounting Principles Board Opinion (“APB”) 14.  The Company’s stock price on August 11th, the last trading day prior to the pricing of the notes, was $5.84.  However, the Company expected a drop in its stock price after pricing of the convertible debt, which occurred on August 14, 2006.  The ending stock price on August 14, 2006 was $4.25 and the Company did not expect a significant change in the market after the issuance date.  Per EITF 00-27 issue 4.16, the commitment date of the convertible notes was August 14, 2006.  The Company had the ability to walk away from the issuance of the notes, with no additional costs being incurred, until the Company formally committed to the agreement by approving the pricing of the notes at the end of the day on August 14, 2006.  The Company issued the notes with a conversion price of $5.10 per share or 120% of the Company’s stock price on August 14, 2006.  To further support the analysis of whether the debt contained a beneficial conversion feature and to support fairness of the $4.25 market price on issuance, the Company considered the stock price for 60 days after the issuance date.  The Company’s average ending stock price for this period was $4.55, with a high of $5.18 and a low of $4.22.  Based upon either the fair value of the Company’s stock at the commitment date or the average for the 60 day period, the conversion feature had a negative intrinsic value.  The table below represents the Company’s calculation of the intrinsic value of the conversion feature:

	Commitment Date	60-day Period

Fair Value	$4.25	$4.55
Conversion Price	$5.10	$5.10
Number of notes issued	75,000	75,000
Intrinsic Value	$(63,750)	$(41,250)

Because the conversion feature is out-of-the-money at commitment date, the Company concluded under EITF 98-5, EITF 00-2 and APB 14 paragraphs 3 and 12 that no portion of the proceeds should be allocated to the conversion feature in the Convertible Notes. Subsequent events triggering contingent adjustments to the conversion ratio would require further consideration of whether a beneficial conversion feature was created at a future date.

Consideration of subsequent events:

By December 31, 2006, the Company’s stock price increased to $6.20 and has increased further into 2007. The Company believes that this is primarily due to the announcement in our Form 8-K filing on October 5, 2006 of the Department of Commerce’s imposition of a tariff on coal based activated carbon products imported from China.  This tariff has, and is expected to continue to, positively impact the Company’s net income by allowing the Company to competitively charge a higher sales price on its core business in the U.S.  The market has reacted positively to this news with a 9% increase in the share price (comparing the ending stock price on October 5, 2006 and October 6, 2006) and subsequently, the Company’s stock price has continued to increase.

The Company considered EITF 00-27 issue 7 which indicates that if a reset of the conversion rate due to a contingent event occurs the Company would need to calculate if there is a beneficial conversion and record if applicable. The Company intends to apply this requirement to the anti-dilution contingent consideration.  Through December 31, 2006, no contingent events have occurred.

SEC Comment No. 10:

Please also provide us with a thorough analysis of all other provisions of your convertible debenture instrument in order to determine whether there are any other provisions that may be embedded derivatives which should be bifurcated and accounted for separately as derivatives pursuant to SFAS 133.  For embedded derivatives identified through this analysis, please provide us with an analysis of their accounting treatment pursuant to SFAS 133 and EITF 00-19.

Response:

The Company analyzed all other provisions of the convertible debenture instrument to see if there were any embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133.

Embedded Derivatives:  Call and Puts in Debt Instruments

The Company considered the call and put options within the contract, which include 1) Call of the debt by the Company at any time after August 20, 2011; 2) Put by the note holder for the Company to repurchase the notes at specified times (August 15, 2011; August 15, 2016; or August 15, 2026 as described in Exhibit A.4b); and 3) Put by the note holder for the Company to repurchase the notes upon Fundamental Changes (Article 11)

The Company reviewed SFAS 133.61(d), paragraph 13, DIG B16 and DIG B39 to determine the accounting treatment of call and puts on the debt instrument.  The first item considered was the value paid upon settlement.  This value is simply a repayment of the principal at par value and is not adjusted based upon changes in an index.  The second item considered was the discount associated with the debt.  The note holders paid the full face value of the Convertible Notes and received no discount.  The discount the Company recorded on the debt represents the cost of issuing the debt and as such does not impact the note holders’ return on investment.  The aforementioned condition required a review of SFAS 133.13 for final determination as to whether the calls and puts are clearly and closely related to the host contract.  The first condition of SFAS 133.13 is met because the note holder would, at a minimum, recover their investment because the contract states that the note holder would be paid the principal of the note at par value in every circumstance.  The second condition for SFAS 133.13 requires a review to determine if the embedded derivative could at least double the investor’s rate of return on the host contract.  Since the contract states that the note holder would only receive $1,000 in cash which equals their initial investment under the call and put options, the Company believes an investor would not be able to double their rate of return under any of the call and put options.  The Company also considered DIG B39 which makes the conditions in paragraph 13(b) not applicable to the call option within the debt instrument as the right to accelerate the settlement of the debt can be exercised only by the Company as issuer. Thus, the Company believes the call and put options on the debt instrument are clearly and closely related to the host, and separate accounting as embedded derivatives is not appropriate. See comment 8 for the separate consideration of the conversion feature.

SEC Comment No. 11:

On page 31 of your Form 10-Q for the quarter ended September 30, 2006, you state that the decrease in cash flows from operations is primarily due to cash generated from discontinued operations.  Please tell us the amounts and where you have classified the cash flows from the operating, investing, and financing activities of your discontinued operations in your statement of cash flows for each period presented in your 2005 Form 10-K.

Response:

In response to your comment #11, Table 2 provides a summary of the three main statement of cash flow line items for continuing and discontinued operations for each period presented in the Company’s 2005 Form 10-K.

Table 2.

	2005			2004			2003

Summarized cash flow	CCC Consol.	Cont. Ops.	Disc. Ops.	CCC Consol.	Cont. Ops.	Disc. Ops.	CCC Consol.	Cont. Ops.	Disc. Ops.

Net cash provided (used by) by operating activities	12,840	4,665	8,175	20,074	21,805	(1,731)	21,771	19,551	2,220
Net cash used in investing activities	(15,496)	(15,237)	(259)	(46,823)	(45,357)	(1,466)	(8,042)	(7,503)	(539)
Net cash (used in) provided by financing activities	(1,180)	(1,180)	—	26,510	26,510	—	(8,075)	(8,075)	—

As noted in footnote 10 to FAS 95, Statement of Cash Flows, “Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories is not required.  An enterprise that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected, which may include periods long after sale or liquidation of the operation.”  The Company chose to not report separate disclosure of cash flows pertaining to its discontinued operations for the three year period ended December 31, 2005.

*****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact the Company’s Chief Financial Officer, Leroy Ball, at 412-787-6775.

Sincerely,

Leroy M. Ball

Attachment A

Calgon Carbon Corporation (CCC) - Americas Service Sub-segment (Less UV)
December 2005 - Monthly

	Pounds		Sales				COS				PGM
Profit
Metrics	CM	PP	CM $	$ / lb	Plan $	$ / lb	CM $	$/ lb	Plan $	$/ lb	CM $	$/ lb	Plan $	$/ lb

Product	6,053	5,194	$4,684	$0.77	$3,396	$0.65	$1,925	$0.32	$1,311	$0.25	$2,758	$0.46	$2,085	$0.40
% of Sales							41.1%		38.6%		58.9%		61.4%
Service	—	—	1,239		723		2,394		1,197		(1,154)		(475)
% of Sales							193.2%		165.7%		-93.2%		-65.7%
IX	1	—	290		1,247		192		810		98		436
% of Sales							66.1%		65.0%		33.9%		35.0%
Odor	—	5	15		4	0.79	31		3	0.51	(16)		1	0.28
% of Sales							203.3%		65.0%		-103.3%		35.0%
SR	—	—	48		—		6		—		43
% of Sales							12.3%				87.7%
Unclassified	—	7	2		137		164		(64)		(162)		201

Serv(less UV)	6,054	5,207	$6,279	$1.04	$5,506	$1.06	$4,712	$0.78	$3,257	$0.63	$1,567	$0.26	$2,249	$0.43

% of Sales							75.0%		59.1%		25.0%		40.9%

	Current Month					Profit Plan

Product Breakdown	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

React	2,990	$1,350	$607	$742	55.0%	2,767	$1,301	$385	$916	70.4%
$ per lb		$0.45	$0.20	$0.25			$0.47	$0.14	$0.33
Prime	1,686	1,431	510	920	64.3%	1,046	742	294	448	60.4%
$ per lb		0.85	0.30	0.55			0.71	0.28	0.43
Acid Washed	274	296	137	159	53.8%	245	255	107	148	57.9%
$ per lb		1.08	0.50	0.58			1.04	0.44	0.60
Outsourced	377	313	130	183	58.4%	545	323	165	158	49.0%
$ per lb		0.83	0.35	0.48			0.59	0.30	0.29
Coconut	91	111	49	62	56.0%	63	62	23	39	62.6%
$ per lb		1.21	0.53	0.68			0.98	0.37	0.61
Systems	611	970	359	611	63.0%	465	531	242	288	54.3%
$ per lb		1.59	0.59	1.00			1.14	0.52	0.62
PWS Contr.	24	214	134	80	37.6%	62	182	94	89	48.6%
$ per lb		8.91	5.56	3.35			2.95	1.51	1.43

Product	6,053	$4,684	$1,925	$2,758	58.9%	5,194	$3,396	$1,311	$2,085	61.4%

$ per lb		$0.77	$0.32	$0.46			$0.65	$0.25	$0.40

PGM Recon	Sales	COS	PGM $	PGM %

Profit Plan	$5,506	$3,257	$2,249	40.9%

Product Price/Mix	282	302	(19)	-2.3%
Product Volume	431	157	274	1.7%
Systems	440	116	323	2.4%
PWS Contracts	32	40	(8)	-0.4%
IX volume & price	(956)	(618)	(338)	1.2%
Solv Rec & Odor	60	34	25	0.0%
Field Serv.+Whsg.	295	24	272	2.6%
Monthly Fees	91	—	91	1.0%
Exchange Fees	(9)	—	(9)	-0.1%
Cap variance		325	(325)	-5.9%
Freight (cost)		(167)	167	3.0%
Freight (volume)		133	(133)	-2.4%
Mesa	2	29	(28)	-0.5%
Other	105	1,079	(974)	-18.1%
Combined acretion/dilution	—	—	—	2.0%

December 2005	$6,279	$4,712	$1,567	25.0%

	Current Month			Profit Plan

Service Breakdown	Sales	COS	PGM %	Sales	COS	PGM %

Total Product Margins			58.9%			61.4%

FS - Serv.	$437	$437	-5.0%	$142	$413	-10.1%
FS - Whsg.	—	—	0.0%	—	—	0.0%

Tot FS Budgets	$437	$437	-5.0%	$142	$413	-10.1%

FS - Direct	—	—	0.0%	—	—	0.0%

Total FS	$437	$437	-5.0%	$142	$413	-10.1%

Month Fee	586	—	4.6%	495	—	4.9%
Exchange Fee	(2)	—	0.0%	7	—	0.1%
Handling Fee	103	1,322	-26.7%	—	806	-23.7%
Parts	10	25	-0.4%	59	23	0.0%
Media	0	0	0.0%	—	—	0.0%
Test/Accept.	35	—	0.3%	5	—	0.1%
Misc.Serv.	66	—	0.6%	14	—	0.2%
Other	3	609	-5.0%	1	(45)	6.4%

Total Service	$1,239	$2,394	-31.8%	$723	$1,197	-22.3%

Total Product + Service Margins			27.1%			39.1%

Equipment Impact on Total Margins			0.5%			-1.0%

Total Product + Service + Eqt. Margins			27.5%			38.1%

	Capitalized Variance - Exp / (Inc)

	CM	PP	PY	NM	NM PP

PPV	$(10)	$(5)	$73	$83	$(9)
Mfg	192	—	(82)	102	131
Inventory	150	13	(6)	186	197

Service	$333	$8	$(15)	$371	$320

Freight	CM	PP	PY	Nov-05	Oct-05

Expense	$773	$806	$—	$711	$1,010
$ per lb	$0.128	$0.155		$0.111	$0.171

Currently deduction for FS in Carbon Only

	Product Price Mix			Product Volume

Product Group P/V Analysis	Sales	COS	PGM $	Sales	COS	PGM $

React	(56)	191	(247)	105	31	74
Prime	235	36	199	453	180	274
Acid Washed	12	17	(5)	30	12	17
Outsourced	89	16	73	(100)	(51)	(49)
Coconut	21	15	6	27	10	17

P/V Totals	$301	$276	$26	$515	$182	333

Regions	Sales	%/plan	PGM $	%/plan	PGM %

Can/Lat Am.	$197	334%	$18	45%	8.9%
National	29	0 plan	29	0 plan	100.0%
East	1,502	196%	499	147%	33.2%
Central	1,504	138%	645	137%	42.9%
South	2,038	139%	655	86%	32.1%
West	654	76%	215	49%	32.9%
IX Resin	290	23%	98	23%	33.9%
Odor	15	369%	(16)	-1087%	-103.3%
Solvent Rec.	48	0 plan	43	0 plan	87.7%
Other	1	7%	(619)	258%	-103990.6%

Reg. Totals	6,279	114%	1,567	70%	25.0%

	Current Month			Profit Plan

Unclassified Breakdown	Sales	COS	PGM %	Sales	COS	PGM %

Total Product + Service + Eqt. Margins			27.5%			38.1%

Freight	$—	$(549)	8.8%	$—	$—	0.0%
Mesa	2	29	-0.4%	—	—	0.0%
PPI Increase	—	—	0.0%	103	—	1.2%
Refurb	—	—	0.0%	—	—	0.0%
React trial	—	—	0.0%	—	—	0.0%
Cap Var	—	333	-5.3%	—	8	-0.1%
BSP EV	—	—	0.0%	—	—	0.0%
New Prod	—	—	0.0%	34	16	0.1%
Smoothing	—	—	0.0%	—	(89)	1.7%
Misc.Other	—	350	-749.3%	—	0	0.0%

Unclassified	$2	$164	-2.6%	$137	$(64)	2.7%

Total Service Margins			25.0%			40.9%

	Current Month

Top 10 Customers	Pounds	Sales	COS	PGM $	PGM %

1 Anheuser Busch	451	$414	$224	$191	46.0%
2 Dow	499	403	248	155	38.4%
3 Miller Brewing	4	244	196	49	20.0%
4 City of Haverhill	268	226	110	117	51.5%
5 Earth Tech	31	224	157	67	30.1%
6 Chevron	224	189	91	98	52.0%
7 Bayer	665	186	313	(127)	-68.4%
8 Dupont	206	179	103	76	42.3%
9 Brenntag	138	145	59	87	59.6%
10 Air Products	279	145	143	2	1.3%

Service	2,766	$2,355	$1,642	$713	30.3%

% of Total	45.7%	37.5%	34.8%	45.5%

“Misc. Other” of $350k in the Unclassified Breakdown section is comprised of; 1.) Physical Inventory Adjustments of $408k, and 2.) P.O. reversal to GR/IR for ($58k).

Attachment A

Calgon Carbon Corporation (CCC) - Americas Service Sub-segment (Less UV)
December 2005 - Quarterly

	Pounds		Sales				COS				PGM

Profit Metrics	3Q	PP	3Q $	$ / lb	Plan $	$ / lb	3Q $	$ / lb	Plan $	$ / lb	3Q $	$ / lb	Plan $	$ / lb

Product	18,127	18,051	$13,311	$0.73	$12,130	$0.67	$5,376	$0.30	$4,644	$0.26	$7,935	$0.44	$7,485	$0.41
% of Sales							40.4%		38.3%		59.6%		61.7%
Service	—	—	3,347		2,421		5,195		3,954		(1,848)		(1,534)
% of Sales							155.2%		163.4%		-55.2%		-63.4%
IX	4	—	986		3,603		674		2,342		313		1,261
% of Sales							68.3%		65.0%		31.7%		35.0%
Odor	44	16	38	0.88	13	0.79	51	1.16	8	0.51	(13)	(0.29)	4	0.28
% of Sales							132.8%		65.0%		-32.8%		35.0%
SR	—	—	104		—		106		—		(2)		—
% of Sales							101.5%				-1.5%
Unclassified	200	21	54		410		1,083		(75)		(1,029)		485

Serv(less UV)	18,376	18,088	$17,841	$0.97	$18,576	$1.03	$12,484	$0.68	$10,874	$0.60	$5,357	$0.29	$7,702	$0.43

% of Sales							70.0%		58.5%		30.0%		41.5%

	Current Year 3Q					Profit Plan

Product Breakdown	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

React	9,493	$4,361	$1,970	$2,391	54.8%	9,109	$4,333	$1,291	$3,043	70.2%
$ per lb		$0.46	$0.21	$0.25			$0.48	$0.14	$0.33
Prime	4,571	4,092	1,414	2,678	65.4%	4,636	3,330	1,337	1,993	59.9%
$ per lb		0.90	0.31	0.59			0.72	0.29	0.43
Acid Washed	708	777	346	431	55.5%	770	814	350	464	57.0%
$ per lb		1.10	0.49	0.61			1.06	0.45	0.60
Outsourced	803	672	285	387	57.6%	1,646	1,061	493	568	53.6%
$ per lb		0.84	0.35	0.48			0.64	0.30	0.35
Coconut	173	206	102	105	50.8%	193	205	70	134	65.6%
$ per lb		1.19	0.59	0.60			1.06	0.36	0.69
Systems	1,615	2,654	979	1,675	63.1%	1,512	1,949	884	1,065	54.6%
$ per lb		1.64	0.61	1.04			1.29	0.58	0.70
PWS Contr.	764	547	280	268	48.9%	186	438	220	218	49.9%
$ per lb		0.72	0.37	0.35			2.36	1.18	1.18

Product	18,127	$13,311	$5,376	$7,935	59.6%	18,051	$12,130	$4,644	$7,485	61.7%

$ per lb		$0.73	$0.30	$0.44			$0.67	$0.26	$0.41

PGM Recon	Sales	COS	PGM $	PGM %

Profit Plan	$18,576	$10,874	$7,702	41.5%

Product Price/Mix	418	707	(289)	-2.4%
Product Volume	(360)	(131)	(229)	-0.4%
Systems	706	95	610	1.6%
PWS Contracts	109	60	49	0.0%
IX volume & price	(2,617)	(1,668)	(948)	0.9%
Solv Rec & Odor	130	149	(19)	-0.4%
Field Serv.+Whsg.	243	157	86	-0.1%
Monthly Fees	227	—	227	0.7%
Exchange Fees	47	—	47	0.1%
Cap variance		772	(772)	-4.2%
Freight (cost)		(247)	247	1.3%
Freight (volume)		48	(48)	-0.3%
Mesa	54	151	(96)	-0.6%
Other	309	1,519	(1,210)	-7.1%
Combined acretion/dilution	—	—	—	-0.7%

4Q 2005	$17,841	$12,484	$5,357	30.0%

	Current Quarter			Profit Plan

Service Breakdown	Sales	COS	PGM %	Sales	COS	PGM %

Total Product Margins			59.6%			61.7%

FS - Serv.	$823	$1,161	-5.9%	$581	$1,239	-8.0%
FS - Whsg.	—	149	-1.1%	—	—	0.0%

Tot FS Budgets	$823	$1,310	-6.9%	$581	$1,239	-8.0%

FS - Direct	—	86	-0.6%	—	—	0.0%

Total FS	$823	$1,396	-7.5%	$581	$1,239	-8.0%

Month Fee	1,715	—	4.6%	1,488	—	4.2%
Exchange Fee	65	—	0.2%	18	—	0.1%
Handling Fee	255	2,692	-19.1%	21	2,692	-22.1%
Parts	48	76	-0.4%	177	70	0.0%
Media	1	1	0.0%	63	31	-0.1%
Test/Accept.	177	—	0.5%	17	—	0.1%
Misc.Serv.	213	—	0.6%	52	—	0.2%
Other	50	1,031	-2.0%	3	(78)	4.9%

Total Service	$3,347	$5,195	-23.1%	$2,421	$3,954	-20.8%

Total Product + Service Margins			36.5%			40.9%

Equipment Impact on Total Margins			-0.6%			-1.2%

Total Product + Service + Eqt. Margins			35.9%			39.7%

	Capitalized Variance - Exp / (Inc )

	4Q CY	4Q PP	4Q PY	1Q ‘06	1Q PP

PPV	$(178)	$(30)	$206	$337	$7
Mfg	503	—	(176)	194	276
Inventory	455	39	(10)	408	(185)

Service	$781	$9	$20	$939	$98

Freight	4Q CY	4Q PP	4Q PY	Qtrly frt. Inc

Expense	$2,493	$2,692
$ per lb	$0.136	$0.149

Currently deduction for FS in Carbon Only

	Product Price Mix			Product Volume

Product Group P/V Analysis	Sales	COS	PGM $	Sales	COS	PGM $

React	(155)	625	(780)	183	54	128
Prime	808	96	712	(46)	(19)	(28)
Acid Washed	29	24	5	(66)	(28)	(38)
Outsourced	154	44	110	(543)	(252)	(291)
Coconut	23	38	(15)	(21)	(7)	(14)

P/V Totals	$861	$828	$32	$(494)	$(252)	(242)

	Current Quarter			Profit Plan

Unclassified Breakdown	Sales	COS	PGM %	Sales	COS	PGM %

Total Product + Service + Eqt. Margins			35.9%			39.7%

Freight	$—	$(199)	1.1%	$—	$—	0.0%
Mesa	54	151	-0.6%	—	—	0.0%
PPI Increase	—	—	0.0%	309	—	1.0%
Refurb	—	—	0.0%	—	—	0.0%
React trial	—	—	0.0%	—	—	0.0%
Cap Var	—	781	-4.4%	—	9	0.0%
BSP EV	—	—	0.0%	—	—	0.0%
New Prod	—	—	0.0%	101	49	0.1%
Smoothing	—	—	0.0%	—	(133)	0.7%
Misc.Other	—	350	-971.3%	—	0	0.0%

Unclassified	$54	$1,083	-5.9%	$410	$(75)	1.7%

Total Service Margins			30.0%			41.5%

	December YTD					Profit Plan

Carbon Breakdown	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

Acid Washed	487	$471	$237	$233	49.6%	486	$434	$210	$224	51.5%
$ per lb		$0.97	$0.49	$0.46			$0.59	$0.43	$0.46
Fine Mesh	1	2	0	2	85.0%	0	—	—	—
$ per lb		2.25	0.34	1.91			—	—	—
Impregnated	73	263	151	103	40.6%	119	352	160	193	54.7%
$ per lb		3.45	2.05	1.41			2.95	1.34	1.81
Prime	8,648	3,867	2,076	1,791	46.3%	8,165	4,176	2,276	1,901	45.5%
$ per lb		0.58	0.31	0.27			0.51	0.26	0.23
Powder	683	91	62	29	32.1%	95	60	31	29	49.0%
$ per lb		0.13	0.09	0.04			0.63	0.32	0.31
React	106	55	31	24	43.2%	160	62	31	31	50.0%
$ per lb		0.52	0.30	0.23			0.39	0.19	0.19

CCD Prod	7,999	$4,739	$2,557	$2,182	46.0%	9,025	$5,064	$2,707	$2,377	46.8%

$ per lb		0.68	0.32	0.27			0.58	0.30	0.26
Coconut	2,086	1,600	1,046	552	34.5%	1,501	1,974	1,009	865	48.9%
$ per lb		0.77	0.60	0.26			1.32	0.67	0.64
Outsourced	1,267	490	320	170	34.8%	1,245	430	244	186	43.3%
$ per lb		0.39	0.25	0.14			0.35	0.20	0.15
New Products	—	—	—	—		1	5	3	2	38.2%
$ per lb							4.59	2.84	1.75

Non-CC Prd	3,342	$2,080	$1,367	$722	34.8%	2,747	$2,409	$1,256	$1,153	47.9%

$ per lb		0.63	0.41	0.22			0.88	0.46	0.42

Tot Carbon	11,340	$6,829	$3,924	$2,904	42.5%	11,772	$7,493	$3,983	$9,530	47.1%

$ per lb		$0.60	$0.36	$0.28			$0.64	$0.34	$0.30

Attachment A

Calgon Carbon Corporation (CCC) - Americas Service Sub-segment (Less UV)
December 2005 - Year-To-Date

	Pounds		Sales				COS				PGM

Profit Metrics	YTD	PP	YTD $	$/lb	Plan $	$/lb	YTD $	$/lb	Plan $	$/ lb	YTD $	$/ lb	Plan $	$/lb

Product	70,933	76,500	$50,473	$0.71	$51,461	$0.67	$20,620	$0.29	$20,052	$0.26	$29,853	$0.42	$31,409	$0.41
% of Sales							40.9%		39.0%		59.1%		61.0%
Service	—	—	12,012		10,162		16,784		16,352		(4,772)		(6,190)
% of Sales							139.7%		160.9%		-39.7%		-60.9%
IX	23	0	4,874		12,825		3,081		8,336		1,793		4,489
% of Sales							63.2%		65.0%		36.8%		35.0%
Odor	169	63	271	1.60	50	0.79	194	1.14	33	0.51	77	0.46	17	0.28
% of Sales							71.5%		65.0%		28.5%		35.0%
SR	—	—	406		—		415		—		(9)		—
% of Sales							102.3%				-2.3%
Unclassified	1,720	83	765		1,642		3,850		(512)		(3,084)		2,153

Serv(less UV)	72,846	76,646	$68,801	$0.94	$76,139	$0.99	$44,943	$0.62	$44,261	$0.58	$23,858	$0.33	$31,878	$0.42

% of Sales							65.3%		58.1%		34.7%		41.9%

	Current Year YTD					Profit Plan

Product Breakdown	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

React	38,781	$18,020	$7,470	$10,550	58.5%	37,188	$17,732	$5,235	$12,497	70.5%
$ per lb		$0.46	$0.19	$0.27			$0.48	$0.14	$0.34
Prime	16,908	14,067	5,366	8,700	61.9%	20,634	14,310	5,954	8,356	58.4%
$ per lb		0.83	0.32	0.51	.		0.69	0.29	0.40
Acid Washed	3,212	3,417	1,548	1,868	54.7%	3,074	3,219	1,444	1,775	55.1%
$ per lb		1.06	0.48	0.58			1.05	0.47	0.58
Outsourced	2,989	2,520	1,110	1,410	56.0%	5,910	3,943	1,689	2,254	57.2%
$ per lb		0.84	0.37	0.47			0.67	0.29	0.38
Coconut	836	1,094	588	506	46.3%	1,069	1,126	457	669	59.4%
$ per lb		1.31	0.70	0.61			1.05	0.43	0.63
Equipment	5,313	9,392	3,564	5,827	62.0%	6,840	9,406	4,410	4,996	53.1%
$ per lb		1.77	0.67	1.10			1.38	0.64	0.73
PWS Contr.	2,895	1,963	973	990	50.4%	1,785	1,726	864	862	49.9%
$ per lb		0.68	0.34	0.34			0.97	0.48	0.48

Product	70,933	$50,473	$20,620	$29,853	59.1%	76,500	$51,461	$20,052	$31,409	61.0%

$ per lb		$0.71	$0.29	$0.42			$0.67	$0.26	$0.41

PGM Recon	Sales	COS	PGM $	PGM %

Profit Plan	$76,139	$44,261	$31,878	41.9%

Product Price/Mix	612	2,426	(1,814)	-2.7%
Product Volume	(3,059)	(1,121)	(1,938)	-0.9%
Systems	(14)	(846)	832	1.1%
PWS Contracts	238	109	128	0.0%
IX volume & price	(7,951)	(5,255)	(2,696)	0.9%
Solv Rec & Odor	626	576	50	-0.3%
Field Serv.+Whsg.	185	(577)	763	0.9%
Monthly Fees	902	—	902	0.7%
Exchange Fees	(40)	—	(40)	0.0%
Cap variance		2,220	(2,220)	-2.9%
Freight (cost)		(910)	910	1.2%
Freight (volume)		(529)	529	0.7%
Mesa	721	1,603	(882)	-1.5%
Other	443	2,987	(2,544)	-3.6%
Combined acretion/dilution	—	—	—	-0.8%

Dec 2005 YTD	$68,801	$44,943	$23,858	34.7%

	Current Year YTD			Profit Plan

Service Breakdown	Sales	COS	PGM %	Sales	COS	PGM %

Total Product Margins			59.1%			61.0%

FS - Serv.	$2,692	$4,118	-5.7%	$2,507	$4,981	-7.4%
FS - Whsg.	—	848	-1.7%	—	—	0.0%

Tot FS Budgets	$2,692	$4,967	-7.3%	$2,507	$4,981	-7.4%

FS - Direct	—	(564)	1.1%	—	—	0.0%

Total FS	$2,692	$4,403	-6.2%	$2,507	$4,981	-7.4%

Month Fee	6,852	—	4.9%	5,950	—	4.0%
Exchange Fee	104	—	0.1%	145	—	0.1%
Handling Fee	800	9,418	-17.7%	120	11,073	-21.4%
Parts	128	237	-0.4%	728	289	0.0%
Media	69	18	0.0%	361	183	-0.1%
Test/Accept.	481	—	0.4%	81	—	0.1%
Misc.Serv.	812	—	0.6%	257	—	0.2%
Other	74	2,707	-0.7%	13	(174)	4.4%

Total Service	$12,012	$16,784	-19.0%	$10,162	$16,352	-20.1%

Total Product + Service Margins			40.1%			40.9%

Equipment Impact on Total Margins			-0.5%			-1.0%

Total Product + Service + Eqt. Margins			39.6%			39.9%

	Capitalized Variance - Exp / (Inc)

	CY YTD	PP	PY YTD	‘04 in ‘05	2006 BAL

PPV	$940	$43	$114	$702	$397
Mfg	739	(155)	75	(309)	218
Inventory	(177)	(606)	(195)	(44)	472

Service	$1,502	$(718)	$(6)	$348	$1,087

Freight	CY YTD	PP	PY YTD	frt. Inc

Expense	$9,634	$11,073	$—	$701,791,109
$ per lb	$0.132	$0.145

Currently deduction for FS in Carbon Only

	Product Price Mix			Product Volume

Product Group P/V Analysis	Sales	COS	PGM $	Sales	COS	PGM $

React	(471)	2,011	(2,482)	759	224	535
Prime	2,341	487	1,853	(2,584)	(1,075)	(1,509)
Acid Washed	53	40	13	145	65	80
Outsourced	526	256	270	(1,948)	(835)	(1,114)
Coconut	214	231	(17)	(246)	(100)	(146)

P/V Totals	$2,663	$3,025	$(362)	$(3,874)	$(1,720)	(2,154)

	Current Year YTD			Profit Plan

Unclassified Breakdown	Sales	COS	PGM %	Sales	COS	PGM %

Total Product + Service + Eqt. Margins			39.6%			39.9%

Freight	$—	$216	-0.3%	$—	$—	0.0%
Mesa	721	1,603	-1.7%	—	—	0.0%
PPI Increase	—	—	0.0%	1,237	—	1.0%
Refurb	—	92	-0.1%	—	—	0.0%
React trial	—	—	0.0%	—	—	0.0%
Cap Var	—	1,502	-2.2%	—	(718)	1.0%
BSP EV	—	(2)	0.0%	—	—	0.0%
New Prod	—	—	0.0%	405	197	0.1%
Smoothing	—	—	0.0%	—	9	0.0%
Misc.Other	45	439	-1069.8%	—	0	0.0%

Unclassified	$765	$3,850	-4.9%	$1,642	$(512)	2.0%

Total Service Margins			34.7%			41.9%

	Current Year YTD

Top 10 Customers	Pounds	Sales	COS	PGM $	PGM %

1 Dow	5,499	$4,358	$2,266	$2,092	48.0%
2 Earth Tech	261	2,585	1,611	974	37.7%
3 Bayer	7,848	2,437	2,799	(362)	-14.8%
4 Dupont	2,741	2,366	872	1,494	63.1%
5 Air Products	3,395	1,755	1,415	340	19.4%
6 Anheuser Busch	1,899	1,686	1,030	656	38.9%
7 Degussa	1,667	1,387	783	604	43.5%
8 Marathon	1,075	1,320	774	547	41.4%
9 Cal Domestic	7	1,315	688	627	47.7%
10 BASF	988	1,058	625	433	40.9%

Service	25,381	$20,268	$12,862	$7,405	36.5%

% of Total	34.8%	29.5%	28.6%	31.0%

“Misc. Other” of $439k in the Unclassified Breakdown section is comprised of; 1.) Physical Inventory Adjustments of $408k, and 2.) GR/IR Clearing Adjustments for $31k.

Attachment A

Calgon Carbon Corporation (CCC) - Asia Carbon Sub-segment
December 2005 - Monthly

	Pounds		Sales				COS				PGM
Profit Metrics
	CM	PP	CM $	$ / lb	Plan $	$ / lb	CM $	$ / lb	Plan $	$ / lb	CM $	$ / lb	Plan $	$ / lb

Asia	1,165	1,510	$886	$0.76	$886	$0.59	$508	$0.44	$494	$0.33	$378	$0.32	$392	$0.26
% of Sales							57.3%		55.7%		42.7%		44.3%
CMCC	980	449	413	0.42	244	0.54	261	0.27	136	0.30	152	0.16	108	0.24
% of Sales							63.2%		55.8%		36.8%		44.2%
China	290	95	66	0.23	50	0.53	47	0.16	28	0.30	19	0.06	22
% of Sales							71.6%		56.0%		28.4%		44.0%

Carbon Prod	2,435	2,054	$1,365	$0.56	$1,180	$0.57	$816	$0.34	$658	$0.32	$549	$0.23	$522	$0.25

% of Sales							59.8%				40.2%
Other	—	18	(14)		13	0.73	148		30	1.72	(162)		(17)	(0.99)
% of Sales							-1047.0%		235.6%		1147.0%		-135.6%

Total Carbon	2,435	2,071	$1,351	$0.55	$1,193	$0.58	$964	$0.40	$688	$0.33	$387	$0.16	$505	$0.24

% of Sales							71.3%		57.7%		28.7%		42.3%

	Current Month					Profit Plan
Carbon Breakdown
	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

Acid Washed	124	$130	$69	$60	46.6%	168	$145	$71	$73	50.5%
$ per lb		$1.04	$0.56	$0.49			$0.86	$0.43	$0.44
Fine Mesh	—	—	—	—		0	—	—	—
$ per lb							—	—	—
Impregnated	66	224	137	87	38.9%	11	17	9	9	50.0%
$ per lb		3.41	2.08	1.33			1.56	0.78	0.78
Prime	1,528	727	408	319	43.9%	1,442	584	348	236	40.5%
$ per lb		0.48	0.27	0.21			0.41	0.24	0.16
Powder	222	25	19	7	26.7%	0	—	—	—
$ per lb		0.11	0.08	0.03			—	—	—
React	6	3	2	1	41.3%	40	21	10	10	50.0%
$ per lb		0.54	0.32	0.22			0.52	0.26	0.26

CCC Prod	1,945	$1,109	$634	$475	42.8%	1,661	$767	$438	$328	42.8%

$ per lb		0.57	0.33	0.24			0.46	0.26	0.20
Coconut	313	193	139	54	28.2%	232	343	176	167	48.8%
$ per lb		0.62	0.44	0.17			1.48	0.76	0.72
Outsourced	177	63	44	20	31.2%	161	69	43	26	37.5%
$ per lb		0.36	0.25	0.11			0.43	0.27	0.16
New Products	—	—	—	—		0	1	1	0	38.2%
$ per lb							4.59	2.84	1.75

Non-CCC Prd	490	$256	$182	$74	28.9%	393	$413	$220	$194	46.9%

$ per lb		0.52	0.37	0.15			1.05	0.56	0.49

Tot Carbon	2,435	$1,365	$816	$549	40.2%	2,054	$1,180	$658	$522	44.2%

$ per lb		$0.56	$0.34	$0.23			$0.57	$0.32	$0.25

PGM Recon	Sales	COS	PGM $	PGM %

Profit Plan	$1,193	$688		$505	42.3%

Product Price/Mix	(6)	57		(63)	-5.1%
Product Volume	191	101		90	0.6%
Freight	—	—		—	0.0%
Misc. Service	(13)	(7)		(6)	-0.1%
Export Fees	—	—		—	0.0%
China VAT	—	—		—	0.0%
CMCC Profit in Inv	—	155		(155)	-13.0%
Smoothing	—	(24)		24	2.0%
Other	(14)	(7)		(7)	-0.1%
Combined acretion/dilution	—	—		—	1.9%

December 2005	$1,351	$964		$387	28.7%

	Capitalized Variance - Exp / (Inc) *included in America’s P/L

	CM	PP	PY	NM	NM PP

PPV	$32	$—	$96	$19	$—
Mfg	5	—	(8)	16	—
Inventory	7	—	3	7	—

Carbon	$44	$—	$91	$42	$—

Freight	CM	PP	PY	Apr-05	Mar-05

Expense	$—	$—	$—	$—	$—
$ per lb	$—	$—	$—

Regions	Sales	%/plan	PGM $	%/plan	PGM %

Asia	$894	100%	$386	99%	43.1%
CMCC	419	171%	(3)	-3%	-0.7%
China	38	76%	5	19%	12.5%

Reg. Totals	$1,351	113%	$387	77%	28.7%

	Current Month		Profit Plan
“Other” Breakdown
	Sales	COS	Sales	COS

Freight	$—	$—	$—	$—
Misc. Service	—	—	13	7
Cap Var				—
Field Serv.				—
Export Fees				—
China VAT				—
CMCC PII		155		—
Smoothing			—	24
Misc. Other	(14)	(7)	—	0

Total Other	$(14)	$148	$13	$30

	Product Price Mix			Product Volume
Product Group P/V Analysis
	Sales	COS	PGM $	Sales	COS	PGM $

Acid Washed	$23	$16	$6	$(37)	$(19)	$(19)
Fine Mesh	—	—	—	—	—	—
Impregnated	122	86	36	85	43	43
Prime	108	39	69	35	21	14
Powder	25	19	7	—	—	—
React	0	0	(0)	(18)	(9)	(9)
Coconut	(270)	(99)	(172)	120	62	59
Outsourced	(13)	(4)	(9)	7	4	3
New Products	—	—	—	(1)	(1)	(0)

P/V Totals	$(6)	$57	$(63)	$191	$101	$90

	Current Month
Top 10 Customers
	Pounds	Sales	COS	PGM $	PGM %

1 CMCC	980	$413	$261	$152	36.8%
2 Mampan Jitu	103	246	144	102	41.6%
3 Wel Han Enviro	555	195	137	58	29.7%
4 Connell Bros.	117	92	45	47	50.8%
5 Filtrona	44	47	29	18	38.6%
6 MicroFilter Co.	40	44	20	24	55.4%
7 Kerry-Oleo Chem	40	36	13	23	63.7%
8 Hikal LTD	22	35	11	24	68.6%
9 Samyang	40	34	16	18	53.7%
10 Kingyorker	42	34	21	13	38.5%

Carbon	1,983	$1,176	$696	$480	40.8%

% of Total	81.4%	87.0%	72.2%	123.8%

			Current Month
Top 10 Products		% of plan
	Type		Pounds	Sales	per/lb	COS	per/lb	PGM $	PGM %

1 HGR-LH	IM	0 plan	63	$211	$3.35	$132	$2.10	$79	37.3%
2 F400 CD	PR	92%	577	191	0.33	131	0.23	60	31.6%
3 Cal CA 12x40	PR	0 plan	159	113	0.71	53	0.33	60	53.5%
4 Cal 12x40	PR	0 plan	126	102	0.81	40	0.32	62	60.8%
5 F400 D	PR	42%	257	101	0.39	71	0.28	30	29.7%
6 CPG LF 12x40	AW	52%	66	71	1.08	33	0.50	39	54.1%
7 F300 D	PR	0 plan	153	53	0.35	35	0.23	18	33.2%
8 Solcarb 208CM	CO	0 plan	44	47	1.08	29	0.66	18	38.6%
9 Cane Cal 12x40	PR	0 plan	54	47	0.86	22	0.40	25	52.8%
10 CPG T33	AW	0 plan	40	44	1.10	20	0.49	24	55.4%

Carbon			1,539	$980	$0.64	$565	$0.37	$415	42.3%

% of Total			63.2%	72.5%		58.6%		107.0%

Attachment A

Calgon Carbon Corporation (CCC) - Asia Carbon Sub-segment
December 2005 - Quarterly

	Pounds		Sales				COS				PGM
Profit Metrics
	CM	PP	CM $	$ / lb	Plan $	$ / lb	CM $	$ / lb	Plan $	$ / lb	CM $	$ / lb	Plan $	$ / lb

Asia	2,767	4,103	$2,033	$0.73	$2,437	$0.59	$1,098	$0.40	$1,299	$0.32	$934	$0.34	$1,138	$0.28
% of Sales							54.0%		53.3%		46.0%		46.7%
CMCC	3,668	1,639	1,839	0.50	893	0.54	1,096	0.30	497	0.30	743	0.20	396	0.24
% of Sales							59.6%		55.6%		40.4%		44.4%
China	660	747	194	0.29	344		94	0.14	254		100	0.15	90
% of Sales							48.4%		73.9%		51.6%		26.1%

Carbon Prod	7,096	6,489	$4,066	$0.57	$3,673	$0.57	$2,289	$0.32	$2,050	$0.32	$1,777	$0.25	$1,623	$0.25

% of Sales							56.3%				43.7%
Other	—	53	(14)		39	0.73	283		66	1.25	(297)		(28)	(0.52)
% of Sales							-2010.8%		171.3%		2110.8%		-71.3%

Total Carbon	7,096	6,542	$4,052	$0.57	$3,712	$0.57	$2,572	$0.36	$2,116	$0.32	$1,480	$0.21	$1,596	$0.24

% of Sales							63.5%		57.0%		36.5%		43.0%

	Current Quarter					Profit Plan
Carbon Breakdown
	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

Acid Washed	265	$280	$118	$162	57.8%	210	$188	$91	$97	51.6%
$ per lb		$1.05	$0.45	$0.61			$0.89	$0.43	$0.46
Fine Mesh	—	—	—	—		0	—	—	—
$ per lb							—	—	—
Impregnated	66	224	137	87	38.9%	11	17	9	9	50.0%
$ per lb		3.41	2.08	1.33			1.56	0.78	0.78
Prime	4,734	2,663	1,428	1,235	46.4%	4,878	2,199	1,277	923	42.0%
$ per lb		0.56	0.30	0.26			0.45	0.26	0.19
Powder	443	50	37	13	26.0%	15	21	10	11	52.3%
$ per lb		0.11	0.08	0.03			1.33	0.64	0.70
React	46	24	14	10	43.0%	80	34	17	17	50.0%
$ per lb		0.52	0.30	0.23			0.43	0.22	0.22

CCC Prod	5,553	$3,240	$1,733	$1,507	46.5%	5,194	$2,459	$1,403	$1,056	42.9%

$ per lb		0.58	0.31	0.27			0.47	0.27	0.20
Coconut	891	532	392	141	26.4%	701	1,014	518	496	48.9%
$ per lb		0.60	0.44	0.16			1.45	0.74	0.71
Outsourced	651	293	164	129	44.1%	593	198	127	70	35.6%
$ per lb		0.45	0.25	0.20			0.33	0.21	0.12
New Products	—	—	—	—		1	3	2	1	38.2%
$ per lb							4.59	2.84	1.75

Non-CCC Prd	1,543	$825	$556	$270	32.7%	1,295	$1,214	$647	$567	46.7%

$ per lb		0.54	0.36	0.17			0.94	0.50	0.44

Tot Carbon	7,095	$4,066	$2,289	$1,777	43.7%	6,489	$3,673	$2,050	$1,623	44.2%

$ per lb		$0.57	$0.32	$0.25			$0.57	$0.32	$0.25

PGM Recon	Sales	COS	PGM $	PGM %

Profit Plan	$3,712	$2,116	$1,596	43.0%

Product Price/Mix	(525)	(206)	(318)	-2.9%
Product Volume	917	445	472	1.7%
Freight	—	—	—	0.0%
Misc. Service	(39)	(20)	(19)	-0.1%
Export Fees	—	—	—	0.0%
China VAT	—	—	—	0.0%
CMCC Profit in Inv	—	291	(291)	-7.8%
Smoothing	—	(46)	46	1.2%
Other	(14)	(8)	(6)	0.0%
Combined acretion/dilution	—	—	—	1.4%

4Q 2005	$4,052	$2,572	$1,480	36.5%

	Capitalized Variance - Exp / (Inc) *included in America’s P/L

	CQ	PP	PY	NQ	NQ PP

PPV	$90	$—	$272	$27	$78
Mfg	35	—	(31)	47	46
Inventory	13	—	5	15	11

Carbon	$138	$—	$247	$89	$134

Freight	CQ	PP	PY	Apr-05	Mar-05

Expense	$—	$—	$—	$—	$—
$ per lb	$—	$—	$—

Regions	Sales	%/plan	PGM $	%/plan	PGM %

Asia	$2,040	83%	$942	83%	46.2%
CMCC	1,845	205%	452	136%	24.5%
China	166	48%	86	65%	51.9%

Reg. Totals	$4,052	109%	$1,480	93%	36.5%

	Current Quarter		Profit Plan
“Other” Breakdown
	Sales	COS	Sales	COS

Freight	$—	$—	$—	$—
Misc. Service	—	—	39	20
Cap Var	—	—	—	—
Field Serv.	—	—	—	—
Export Fees	—	—	—	—
China VAT	—	—	—	—
CMCC PII	—	291	—	—
Smoothing	—	—	—	46
Misc. Other	(14)	(8)	—	0

Total Other	$(14)	$283	$39	$66

	Product Price Mix			Product Volume
Product Group P/V Analysis
	Sales	COS	PGM $	Sales	COS	PGM $

Acid Washed	$42	$3	$39	$50	$24	$26
Fine Mesh	—	—	—	—	—	—
Impregnated	122	86	36	85	43	43
Prime	529	189	340	(65)	(38)	(27)
Powder	(541)	(245)	(296)	571	272	299
React	4	4	0	(15)	(7)	(7)
Coconut	(757)	(267)	(490)	275	140	135
Outsourced	76	24	52	19	13	7
New Products	—	—	—	(3)	(2)	(1)

P/V Totals	$(525)	$(206)	$(318)	$917	$445	$472

	Current Quarter
Top 10 Customers
	Pounds	Sales	COS	PGM $	PGM %

1 CMCC	3,668	$1,839	$1,096	$743	40.4%
2 Mampan Jitu	299	379	221	158	41.7%
3 Wel Han Environ	614	250	158	93	37.0%
4 Connell Bros.	228	182	89	93	51.3%
5 HK Kaigang	176	122	84	38	31.2%
6 Filtrona	110	120	73	47	39.2%
7 Microfilter	80	88	20	68	77.7%
8 PT Penta	117	82	36	47	56.6%
9 Asia Pac Spclty	82	67	28	39	57.6%
10 Samjin	47	53	25	28	52.7%

Carbon	5,422	$3,183	$1,830	$1,353	42.5%

% of Total	76.4%	78.6%	71.1%	91.5%

	Type	% of plan	Current Quarter
Top 10 Products
			Pounds	Sales	per/lb	COS	per/lb	PGM $	PGM %

1 F400 CD	PR	154%	2,236	$997	$0.45	$626	$0.28	$371	37.2%
2 S-TL 8x20	PR	0 plan	495	310	0.63	174	0.35	136	43.9%
3 Cal 12x40	PR	376%	343	281	0.82	108	0.31	173	61.6%
4 Cane Cal 12x40	PR	68%	321	242	0.76	125	0.39	117	48.3%
5 HGR-LH	IM	0 plan	63	211	3.35	132	2.10	79	37.3%
6 CPG LF 12x40	AW	98%	165	176	1.07	81	0.49	95	53.9%
7 Cal CA 12x40	PR	0 plan	198	141	0.71	65	0.33	76	53.6%
8 SGL 8x30	PR	92%	170	133	0.78	52	0.31	80	60.6%
9 F400 D	PR	18%	329	132	0.40	87	0.26	46	34.5%
10 SC2 - C	CO	100%	176	122	0.69	84	0.48	38	31.2%

Carbon			4,496	$2,745	$0.61	$1,535	$0.34	$1,211	44.1%

% of Total			63.4%	67.8%		59.7%		81.8%

Attachment A

Calgon Carbon Corporation (CCC) - Asia Carbon Sub-segment
December 2005 - Year-to-Date

	Pounds		Sales				COS				PGM
Profit Metrics
	YTD	PP	YTD $	$ / lb	Plan $	$ / lb	YTD $	$ / lb	Plan $	$ / lb	YTD $	$ / lb	Plan $	$ / lb

Asia	5,437	6,860	$8,250	$1.52	$8,433	$1.23	$4,377	$0.81	$4,074	$0.59	$3,873	$0.71	$4,359	$0.64
% of Sales							53.1%		48.3%		46.9%		51.7%
CMCC	4,818	3,845	4,437	0.92	4,825	1.26	2,613	0.54	2,675	0.70	1,824	0.38	2,151	0.56
% of Sales							58.9%		55.4%		41.1%		44.6%
China	1,086	1,068	568	0.52	724		362	0.33	456		205	0.19	268
% of Sales							63.8%		63.0%		36.2%		37.0%

Carbon Prod	11,341	11,772	$13,255	$1.17	$13,983	$1.19	$7,352	$0.65	$7,205	$0.61	$5,903	$0.52	$6,778	$0.58

% of Sales							55.5%				44.5%
Other	—	106	17		184	1.73	166		27	0.25	(149)		157	1.48
% of Sales							964.0%		14.6%		-864.0%		85.4%

Total Carbon	11,341	11,878	$13,272	$1.17	$14,166	$1.19	$7,519	$0.66	$7,232	$0.61	$5,753	$0.51	$6,935	$0.58

% of Sales							56.7%		51.0%		43.3%		49.0%

	December YTD					Profit Plan

Carbon Breakdown	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

Acid Washed	975	$1,009	$484	$524	52.0%	1,049	$972	$456	$515	53.0%
$per lb		$1.04	$0.50	$0.54			$0.93	$0.44	$0.49
Fine Mesh	84	78	43	35	44.4%	0	—	—	—
$per lb		0.93	0.52	0.41			—	—	—
Impregnated	292	1,018	388	630	61.9%	178	517	228	289	55.8%
$per lb		3.49	1.33	2.16			2.90	1.28	1.62
Prime	11,371	6,524	3,412	3,111	47.7%	15,499	8,228	4,296	3,933	47.8%
$per lb		0.57	0.30	0.27			0.53	0.28	0.25
Powder	1,632	222	156	67	30.0%	157	92	45	48	51.7%
$per lb		0.14	0.10	0.04			0.59	0.28	0.30
React	168	87	50	38	43.0%	360	166	83	83	50.0%
$per lb		0.52	0.30	0.22			0.46	0.23	0.23

CCC Prod	14,521	$8,938	$4,533	$4,405	49.3%	17,243	$9,975	$5,108	$4,867	48.8%

$per lb		0.62	0.31	0.30			0.58	0.30	0.28
Coconut	4,003	3,282	2,190	1,076	32.9%	2,491	3,125	1,606	1,518	48.6%
$per lb		0.82	0.55	0.27			1.25	0.64	0.61
Outsourced	2,569	1,052	629	422	40.2%	2,338	872	484	388	44.5%
$per lb		0.41	0.24	0.16			0.37	0.21	0.17
New Products	—	—	—	—		2	11	7	4	38.2%
$per lb							4.59	2.84	1.75

Non-CCC Prd	6,572	$4,317	$2,819	$1,498	34.7%	4,831	$4,008	$2,097	$1,911	47.7%

$per lb		0.66	0.43	0.23			0.83	0.43	0.40

Tot Carbon	21,094	$13,272	$7,352	$5,903	44.5%	22,074	$13,983	$7,205	$6,778	48.5%

$per lb		$0.63	$0.35	$0.28			$0.63	$0.33	$0.31

PGM Recon	Sales	COS	PGM $	PGM %

Profit Plan	$14,166	$7,232	$6,935	49.0%
%
Product Price/Mix	(872)	(126)	(746)	-2.4%
Product Volume	208	67	120	0.1%
Freight	—	—	—	0.0%
Misc. Service	(77)	(40)	(37)	0.0%
Export Fees	—	—	—	0.0%
China VAT	—	—	—	0.0%
CMCC Profit in Inv	—	248	(248)	-1.8%
Smoothing	—	(12)	12	0.1%
Other	(152)	130	(282)	-1.5%
Combined acretion/dilution	—	—	—	-0.2%

December YTD 2005	$13,272	$7,518	$5,763	43.3%

	Capitalized Vairance – Exp/(Inc) * Included in America’s P/L

	YTD	PP	PY	2005 Bal	2006 Bal

PPV	$154	$—	$527		$16
Mfg	118	$—	(65)		61
Inventory	25	—	13		15

Carbon	$297	$—	$476	$—	$93

Regions	Sales	% / plan	PGM $	% / plan	PGM %

Asia	$8,287	96%	$3,893	88%	47.0%
CMCC	4,444	92%	1,663	77%	37.4%
China	542	75%	207	64%	38.3%

Reg. Totals	$13,272	94%	$5,753	83%	43.3%

	December YTD		Profit Plan
“Other” Breakdown
	Sales	COS	Sales	COS

Freight	$—	$—	$—	$—
Misc. Service	—	—	77	40
Cap Var	—	—	—	—
Field Serv.	—	—	—	—
Export Fees	—	—	—	—
China VAT	—	—	—	—
CMCC PII	—	248	—	—
Smoothing	—	—	—	12
Misc. Other	17	(82)	108	(26)

Total Other	$17	$166	$184	$27

	Product Price Mix			Product Volume

Product Group P/V Analysis	Sales	COS	PGM $	Sales	COS	PGM $

Acid Washed	$35	$26	$9	$2	$1	$1
Fine Mesh	2	0	2	—	—	—
Impregnated	36	52	(16)	(135)	(61)	(74)
Prime	466	223	244	(776)	(423)	(353)
Powder	(340)	(158)	(182)	371	189	182
React	15	11	4	(21)	(10)	(10)
Coconut	(1,143)	(354)	(789)	769	393	376
Outsourced	56	74	(18)	4	2	2
New Products	—	—	—	(5)	(3)	(2)

P/V Totals	$(872)	$(126)	$(746)	$208	$87	$120

Attachment A

Calgon Carbon Corporation (CCC) - Asia Carbon Sub-segment
December 2005 - Quarterly (compared to 2004)

	Pounds		Sales				COS				PGM
Profit Metrics
	CM	4Q ‘04	CM $	$ / lb	4Q ‘04	$ / lb	CM $	$ / lb	4Q ‘04	$ / lb	CM $	$ / lb	4Q ‘04	$ / lb

Asia	2,767	2,143	$2,033	$0.73	$1,201	$0.56	$1,098	$0.40	$639	$0.30	$934	$0.34	$561	$0.26
% of Sales							54.0%		53.2%		46.0%		46.8%
CMCC	3,668	3,267	1,839	0.50	2,031	0.62	1,096	0.30	1,165	0.36	743	0.20	865	0.26
% of Sales							59.6%		57.4%		40.4%		42.6%
China	660	241	194	0.29	73		94	0.14	29		100	0.15	43
% of Sales							48.4%		40.3%		51.6%		59.7%

Carbon Prod	7,096	5,651	$4,066	$0.57	$3,304	$0.58	$2,289	$0.32	$1,834	$0.32	$1,777	$0.25	$1,470	$0.26

% of Sales							56.3%				43.7%
Other	—	—	(14)		—		283		(12)		(297)		12
% of Sales							-2010.8%				2110.8%

Total Carbon	7,096	5,651	$4,052	$0.57	$3,304	$0.58	$2,572	$0.36	$1,822	$0.32	$1,480	$0.21	$1,482	$0.26

% of Sales							63.5%		55.1%		36.5%		44.9%

	Current Quarter					4Q 2004
Carbon Breakdown
	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

Acid Washed	265	$280	$118	$162	57.8%	137	$91	$42	$49	53.5%
$ per lb		$1.05	$0.45	$0.61			$0.66	$0.31	$0.36
Fine Mesh	—	—	—	—		1	—	1	(1)
$ per lb							—	0.60	(0.60)
Impregnated	66	224	137	87	38.9%	8	45	21	24	52.9%
$ per lb		3.41	2.08	1.33			5.28	2.48	2.79
Prime	4,734	2,663	1,428	1,235	46.4%	4,239	2,505	1,372	1,133	45.2%
$ per lb		0.56	0.30	0.26			0.59	0.32	0.27
Powder	443	50	37	13	26.0%	31	20	7	13	65.2%
$ per lb		0.11	0.08	0.03			0.64	0.22	0.42
React	46	24	14	10	43.0%	40	21	12	9	43.3%
$ per lb		0.52	0.30	0.23			0.52	0.30	0.23

CCC Prod	5,553	$3,240	$1,733	$1,507	46.5%	4,457	$2,681	$1,454	$1,227	45.8%

$ per lb		0.58	0.31	0.27			0.60	0.33	0.28
Coconut	891	532	392	141	26.4%	535	371	220	150	40.6%
$ per lb		0.60	0.44	0.16			0.69	0.41	0.28
Outsourced	651	293	164	129	44.1%	659	252	159	93	36.8%
$ per lb		0.45	0.25	0.20			0.38	0.24	0.14
New Products	—	—	—	—		0	—	—	—
$ per lb							—	—	—

Non-CCC Prd	1,543	$825	$556	$270	32.7%	1,194	$622	$379	$243	39.1%

$ per lb		0.54	0.36	0.17			0.52	0.32	0.20

Tot Carbon	7,095	$4,066	$2,289	$1,777	43.7%	5,651	$3,304	$1,834	$1,470	44.5%

$ per lb		$0.57	$0.32	$0.25			$0.58	$0.32	0.26

PGM Recon	Sales	COS	PGM $	PGM %

4Q 2004	$3,304	$1,822	$1,482	44.9%

Product Price/Mix	(426)	(124)	(302)	-3.9%
Product Volume	1,188	579	609	1.7%
Freight	—	—	—	0.0%
Misc. Service	—	—	—	0.0%
Export Fees	—	—	—	0.0%
China VAT	—	—	—	0.0%
CMCC Profit in Inv	—	300	(300)	-9.1%
Smoothing	—	—	—	0.0%
Other	(14)	(5)	(9)	-0.1%
Combined acretion/dilution	—	—	—	3.0%

4Q 2005	$4,052	$2,572	$1,480	36.5%

	Capitalized Variance - Exp / (Inc) *included in America’s P/L

	4Q ‘05	4Q ‘05 PP	4Q ‘04	NQ	NQ PP

PPV	$90	$—	$272
Mfg	35	—	(31)
Inventory	13	—	5

Carbon	$138	$—	$247	$—	$—

Freight	CQ	PP	PY	Apr-05	Mar-05

Expense	$—	$—	$—	$—	$—
$ per lb	$—	$—	$—

Regions	Sales	%/‘04	PGM $	%/‘04	PGM %

Asia	$2,040	170%	$942	169%	46.2%
CMCC	1,845	91%	452	52%	24.5%
China	166	229%	86	175%	51.9%

Reg. Totals	$4,052	123%	$1,480	100%	36.5%

	Current Quarter		4Q 2004
“Other” Breakdown
	Sales	COS	Sales	COS

Freight	$—	$—	$—	$—
Misc. Service	—	—	—	—
Cap Var	—	—	—	—
Field Serv.	—	—	—	—
Export Fees	—	—	—	—
China VAT	—	—	—	—
CMCC PII	—	291	—	(9)
Smoothing	—	—	—	—
Misc. Other	(14)	(8)	—	(3)

Total Other	$(14)	$283	$—	$(12)

	Product Price Mix			Product Volume
Product Group P/V Analysis
	Sales	COS	PGM $	Sales	COS	PGM $

Acid Washed	$103	$36	$67	$85	$39	$46
Fine Mesh	—	—	—	—	(1)	1
Impregnated	(122)	(26)	(96)	302	142	160
Prime	(134)	(104)	(30)	292	160	132
Powder	(232)	(61)	(171)	262	91	171
React	0	0	(0)	3	2	1
Coconut	(85)	25	(110)	247	147	100
Outsourced	44	7	38	(3)	(2)	(1)
New Products	—	—	—	—	—	—

P/V Totals	$(426)	$(124)	$(302)	$1,188	$579	$609

	Current Quarter
Top 10 Customers
	Pounds	Sales	COS	PGM $	PGM %

1 CMCC	3,246	$1,918	$1,117	$801	41.8%
2 Connell Bros.	200	151	91	60	39.7%
3 Kondoh	22	112	48	64	56.9%
4 HK Kaigang	141	98	64	34	34.7%
5 Aquatec	243	93	60	33	35.7%
6 Kaneka	80	87	35	52	59.8%
7 Samjin	76	83	33	50	59.7%
8 Asia Pac Spclty	93	80	39	41	51.9%
9 Victorias Milling	88	77	35	42	54.7%
10 Mampan Jitu	77	76	23	53	69.4%

Carbon	4,265	$2,776	$1,545	$1,231	44.3%

% of Total	60.1%	68.5%	60.1%	83.2%

			Current Quarter
Top 10 Products		% of ‘05
	Type		Pounds	Sales	per/lb	COS	per/lb	PGM $	PGM %

1 S-TL 8x20	PR	0 plan	873	$612	$0.70	$427	$0.49	$185	30.2%
2 F400 CD	PR	60%	1,266	597	0.47	315	0.25	282	47.3%
3 Cane Cal 12x40	PR	119%	391	288	0.74	159	0.41	129	44.9%
4 F400 OSC	PR	0 plan	397	262	0.66	132	0.33	130	49.5%
5 F400 OS	PR	0 plan	397	250	0.63	124	0.31	126	50.5%
6 787-I3 8 x 16	CO	0 plan	22	112	5.20	48	2.24	64	56.9%
7 SC2 - C	CO	80%	141	98	0.69	62	0.44	36	37.1%
8 Carbsorb 25 AW	OU	0 plan	243	93	0.38	60	0.25	33	35.7%
9 CPG LF 12x40	AW	52%	137	91	0.66	42	0.31	49	53.5%
10 CAL 12 x 40	PR	31%	101	88	0.87	34	0.33	54	61.5%

Carbon			3,967	$2,491	$0.63	$1,402	$0.35	$1,088	43.7%

% of Total			55.9%	61.5%		54.5%		73.6%

Attachment A

Calgon Carbon Corporation (CCC) - Americas Carbon Sub-segment
December 2005 - Monthly

	Pounds		Sales				COS				PGM
Profit Metrics
	CM	PP	CM $	$ / lb	Plan $	$ / lb	CM $	$ / lb	Plan $	$ / lb	CM $	$ / lb	Plan $	$ / lb

Carbon	7,259	5,625	$6,694	$0.92	$4,742	$0.84	$3,818	$0.53	$2,694	$0.48	$2,876	$0.40	$2,047	$0.36
							57.0%		56.8%		43.0%		43.2%
Odor	8	27	13	1.49	33	1.23	6	0.69	11	0.39	7	0.80	23	0.84
							46.4%		31.6%		53.6%		68.4%
SR	51	100	66	1.30	159	1.59	19	0.37	33	0.33	47	0.93	126
							28.5%		20.9%		71.5%		79.1%

Carbon	7,318	5,752	$6,772	$0.93	$4,934	$0.86	$3,842	$0.53	$2,738	$0.48	$2,929	$0.40	$2,196	$0.38

							56.7%				43.3%
Other	17	88	192	11.55	568	6.43	1,696	102.17	657	7.44	(1,505)		(89)	(1.00)
							884.9%		115.6%		-784.9%		-15.6%

Carbon	7,335	5,840	$6,964	$0.95	$5,502	$0.94	$5,539	$0.76	$3,395	$0.58	$1,425	$0.19	$2,107	$0.36

							79.5%		61.7%		20.5%		38.3%

	Current Month					Profit Plan
Carbon Breakdown
	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

Acid Washed	840	$667	$466	$201	30.1%	783	$660	$435	$225	34.1%
$ per lb		$0.79	$0.55	$0.24			$0.84	$0.56	$0.29
Fine Mesh	24	35	15	20	57.1%	17	30	11	19	64.2%
$ per lb		1.46	0.63	0.83			1.75	0.63	1.13
Impregnated	234	1,333	625	707	53.1%	183	1,131	493	638	56.4%
$ per lb		5.69	2.67	3.02			6.19	2.70	3.49
Prime	2,083	1,682	842	840	49.9%	932	676	350	326	48.2%
$ per lb		0.81	0.40	0.40			0.72	0.38	0.35
Powder	484	321	141	180	56.2%	539	257	135	122	47.4%
$ per lb		0.66	0.29	0.37			0.48	0.25	0.23
React	737	273	181	92	33.6%	1,276	383	240	143	37.3%
$ per lb		0.37	0.25	0.12			0.30	0.19	0.11

CCC Prod	4,402	$4,310	$2,271	$2,039	47.3%	3,730	$3,137	$1,665	$1,472	46.9%

$ per lb		0.98	0.52	0.46			0.84	0.45	0.39
Coconut	1,542	1,699	1,079	620	36.5%	1,306	1,211	778	432	35.7%
$ per lb		1.10	0.70	0.40			0.93	0.60	0.33
Outsourced	1,374	763	492	270	35.4%	699	537	265	272	50.7%
$ per lb		0.55	0.36	0.20			0.77	0.38	0.39
New Products	0	—	—	—		16	50	31	19	38.2%
$ per lb		—	—	—			3.14	1.94	1.20

Non-CCC Prd	2,916	$2,462	$1,572	$890	36.2%	2,022	$1,797	$1,073	$724	40.3%

$ per lb		0.84	0.54	0.31			0.89	0.53	0.36

Tot Carbon	7,318	$6,772	$3,842	$2,929	43.3%	5,752	$4,934	$2,738	$2,196	44.5%

$ per lb		$0.93	$0.53	$0.40			$0.86	$0.48	$0.38

PGM Recon	Sales	COS	PGM $	PGM %

Profit Plan	$5,502	$3,395	$2,107	38.3%

Product Price/Mix	3	243	(240)	-4.4%
Product Volume	1,813	880	933	3.3%
Solv Rec & Odor	(114)	(19)	(95)	-0.9%
Freight	12	146	(134)	-2.5%
Media	(131)	(135)	4	1.0%
Cap variance		350	(350)	-6.4%
Field Serv.	—	—	—	0.0%
Export Fees	—	(4)	4	0.1%
Inv Writedown	—	549	(549)	-10.0%
China VAT	—	22	(22)	-0.4%
CMCC PII	—	25	(25)	-0.5%
Smoothing	—	(74)	74	1.4%
Other	(121)	161	(282)	-4.4%
Combined acretion/dilution	—	—	—	5.9%

December 2005	$6,964	$5,539	$1,425	20.5%

	Capitalized Variance - Exp / (Inc)

	CM	PP	PY	NM	NM PP

PPV	$3	$(5)	$180	$92	$6
Mfg	197	—	(90)	118	151
Inventory	159	13	(4)	195	204

Carbon	$358	$8	$87	$405	$361

Freight	CM	PP	PY	Nov-05	Oct-05

Expense	$305	$159	$487	$371	$441
$per lb	$0.042	$0.027	$0.057	$0.051	$0.057

	Current Month			Profit Plan
“Other” Breakdown
	Sales	COS	PGM %	Sales	COS	PGM %

Carbon Product Margins			43.3%			44.5%

Freight	$12	$305	-4.4%	$—	$159	-3.2%
Media	196	151	-0.6%	327	286	-2.0%
Price	—	—	0.0%	135	—	1.5%
Cap Var		358	-5.3%		8	-0.2%
Field Serv.		—	0.0%		—	0.0%
Export Fees		87	-1.3%		91	-1.8%
Inv Writedown		549	-8.1%		—	0.0%
China VAT		22	-0.3%		—	0.0%
CMCC PII			0.0%		(25)	0.5%
Smoothing		—	0.0%	5	74	-1.5%
Misc. Other	(16)	223	-2.8%	101	63	0.5%

Total Other	$192	$1,696	-22.8%	$568	$657	-6.2%

Total Carbon Margins			20.5%			38.3%

	Product Price Mix			Product Volume
Product Group P/V Analysis
	Sales	COS	PGM $	Sales	COS	PGM $

Acid Washed	(42)	(1)	(41)	49	32	17
Fine Mesh	(7)	(0)	(7)	12	4	7
Impregnated	(117)	(7)	(110)	319	139	180
Prime	172	60	112	834	432	402
Powder	90	19	71	(26)	(14)	(12)
React	52	43	9	(162)	(102)	(60)
Coconut	271	161	110	218	140	78
Outsourced	(293)	(28)	(265)	518	255	263
New Products	—	—	—	(50)	(31)	(19)

P/V Totals	$126	$247	$(121)	$1,712	$857	855

	Current Month
Top 10 Customers
	Pounds	Sales	COS	PGM $	PGM %

1 Brenntag	509	$575	$293	$282	49.1%
2 Hunter Ctg	420	541	246	295	54.6%
3 Hunter Mfg.	59	466	184	282	60.5%
4 ADM	426	400	232	168	41.9%
5 Archer Western	566	306	204	101	33.1%
6 Air Products	530	240	155	85	35.4%
7 CUNO	206	238	232	6	2.5%
8 Filtrona	284	227	158	69	30.4%
9 Amer Carbon	320	164	92	72	43.9%
10 Mine Safety	29	164	99	65	39.8%

Carbon	3,347	$3,322	$1,896	$1,426	42.9%

% of Total	45.6%	47.7%	34.2%	100.1%

	Current Month
Top 10 Products
	Type	% of plan	Pounds	Sales	per/lb	COS	per/lb	PGM $	PGM %

1 F820	PR	1891%	460	$563	$1.22	$259	$0.56	$304	54.0%
2 ASZM-TEDA	IM	70%	64	500	7.84	198	3.11	302	60.4%
3 F816	PR	32406%	570	308	0.54	204	0.36	104	33.8%
4 PMTC 20x70	CO	163%	330	273	0.83	195	0.59	78	28.5%
5 URC 12x30	IM	129%	49	262	5.37	164	3.35	99	37.6%
6 AP2-45-2	OU	0 plan	528	239	0.45	154	0.29	84	35.3%
7 CPG LF 12x40	AW	103%	311	235	0.75	151	0.49	84	35.6%
8 CPG LFD 8x30	AW	166%	320	230	0.72	162	0.51	68	29.6%
9 GRC-22	CO	0 plan	265	224	0.84	151	0.57	73	32.6%
10 ATS Media	MD	53%	17	173	10.17	151	8.87	22	12.8%

Carbon			2,913	$3,006	$1.03	$1,789	$0.61	$1,218	40.5%

% of Total			39.8%	43.2%		32.3%		85.5%

Cust Value	Cust	Sales	PGM $	PGM %

>100k	15	$3,919	$1,606	41.0%
>25-100k	44	2,195	927	42.2%
>5-25k	63	779	424	54.4%
>0-5k	146	200	131	65.3%
0 or less	60	(114)	(94)	82.2%
No-sold-to	n/a	(15)	(1,569)	10534.0%

Attachment A

Calgon Carbon Corporation (CCC) - Americas Carbon Sub-segment
December 2005 - Quarterly

	Pounds		Sales				COS				PGM
Profit Metrics
	CQ	PP	CQ $	$ / lb	Plan $	$ / lb	CQ $	$ / lb	Plan $	$ / lb	CQ $	$ / lb	Plan $	$ / lb

Carbon	22,138	25,322	$19,821	$0.90	$16,968	$0.67	$11,340	$0.51	$9,660	$0.38	$8,481	$0.38	$7,308	$0.29
							57.2%		56.9%		42.8%		43.1%
Odor	35	81	80	2.28	100	1.23	22	0.62	32	0.39	59	1.66	68	0.84
							27.2%		31.6%		72.8%		68.4%
SR	53	300	72	1.36	477	1.59	23	0.44	100	0.33	49	0.92	377
							32.1%		20.9%		67.9%		79.1%

Carbon	22,227	25,703	$19,974	$0.90	$17,545	$0.68	$11,385	$0.51	$9,791	$0.38	$8,588	$0.39	$7,754	$0.30

							57.0%		55.8%		43.0%		44.2%
Other	31	302	506	16.07	1,705	5.65	3,126	99.35	2,099	6.96	(2,620)		(394)	(1.31)
							618.3%		123.1%		-518.3%		-23.1%

Carbon	22,258	26,004	$20,479	$0.92	$19,250	$0.74	$14,511	$0.65	$11,890	$0.46	$5,968	$0.27	$7,360	$0.28

							70.9%		61.8%		29.1%		38.2%

	Current Quarter					Profit Plan
Carbon Breakdown
	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

Acid Washed	2,884	$2,466	$1,605	$861	34.9%	2,741	$2,249	$1,515	$734	32.6%
$ per lb		$0.86	$0.56	$0.30			$0.82	$0.55	$0.27
Fine Mesh	86	147	57	90	61.4%	89	153	59	94	61.4%
$ per lb		1.72	0.66	1.06			1.72	0.66	1.06
Impregnated	704	4,018	1,980	2,038	50.7%	575	3,513	1,569	1,944	55.3%
$ per lb		5.71	2.81	2.89			6.11	2.73	3.38
Prime	7,170	4,966	2,537	2,429	48.9%	4,424	2,988	1,544	1,443	48.3%
$ per lb		0.69	0.35	0.34			0.68	0.35	0.33
Powder	1,898	1,158	524	634	54.8%	1,902	917	475	441	48.1%
$ per lb		0.61	0.28	0.33			0.48	0.25	0.23
React	1,977	745	482	262	35.2%	5,391	1,584	995	589	37.2%
$ per lb		0.38	0.24	0.13			0.29	0.18	0.11

CCC Prod	14,719	$13,500	$7,186	$6,314	46.8%	15,122	$11,404	$6,158	$5,246	46.0%

$ per lb		0.92	0.49	0.43			0.75	0.41	0.35
Coconut	4,382	4,745	3,076	1,669	35.2%	4,429	4,134	2,658	1,477	35.7%
$ per lb		1.08	0.70	0.38			0.93	0.60	0.33
Outsourced	3,125	1,728	1,122	606	35.1%	2,311	1,858	884	974	52.4%
$ per lb		0.55	0.36	0.19			0.80	0.38	0.42
New Products	0	—	—	—		47	149	92	57	38.2%
$ per lb		—	—	—			3.14	1.94	1.20

Non-CCC Prd	7,508	$6,473	$4,199	$2,275	35.1%	6,787	$6,141	$3,633	$2,508	40.8%

$ per lb		0.86	0.56	0.30			0.90	0.54	0.37

Tot Carbon	22,227	$19,974	$11,385	$8,588	43.0%	21,909	$17,545	$9,791	$7,754	44.2%

$ per lb		$0.90	$0.51	$0.39			$0.80	$0.45	$0.35

PGM Recon	Sales	COS	PGM $	PGM %

Profit Plan	$19,250	$11,890	$7,360	38.2%

Product Price/Mix	(215)	632	(847)	-4.0%
Product Volume	2,662	1,048	1,613	2.7%
Solv Rec & Odor	(425)	(86)	(338)	-0.9%
Freight	87	472	(385)	-2.2%
Media	(678)	(554)	(124)	0.7%
Cap variance		825	(825)	-4.3%
Field Serv.	—	(86)	86	0.4%
Export Fees	—	(21)	21	0.1%
Inv Writedown	—	549	(549)	-2.9%
China VAT	—	101	(101)	-0.5%
CMCC PII	—	46	(46)	-0.2%
Smoothing	—	(172)	172	0.9%
Other	(202)	(133)	(69)	0.0%
Combined acretion/dilution	—	—	—	1.0%

4Q 2005	$20,479	$14,511	$5,968	29.1%

	Capitalized Variance - Exp / (Inc)

	CQ	PP	PY	1Q ‘06	NQ PP

PPV	$(177)	$(30)	$511	$355	$39
Mfg	538	—	(207)	241	321
Inventory	472	39	(5)	424	(172)

Carbon	$834	$9	$299	$1,021	$188

Freight	CQ	PP	PY	PQ	Dec-05

Expense	$1,117	$646	$1,314	$928	$305
$ per lb	$0.050	$0.025	$0.055	$0.041	$0.042

	Current Qtr			Profit Plan
“Other” Breakdown
	Sales	COS	PGM %	Sales	COS	PGM %

Carbon Product Margins			43.0%			44.2%

Freight	$87	$1,117	-5.3%	$—	$646	-3.7%
Media	302	304	-0.6%	980	858	-1.7%
Price	—	—	0.0%	406	—	1.3%
Cap Var	—	834	-4.2%	—	9	-0.1%
Field Serv.	—	(86)	0.4%	—	—	0.0%
Export Fees	—	252	-1.3%	—	273	-1.6%
Inv Writedown	—	549	-2.7%	—	—	0.0%
China VAT	—	101	-0.5%	—	—	0.0%
CMCC PII	—	—	0.0%	—	(46)	0.3%
Smoothing	—	—	0.0%	16	172	-0.9%
Misc. Other	116	54	0.4%	303	187	0.4%

Total Other	$506	$3,126	-13.9%	$1,705	$2,099	-6.0%

Total Carbon Margins			29.1%			38.2%

	Product Price Mix			Product Volume
Product Group P/V Analysis
	Sales	COS	PGM $	Sales	COS	PGM $

Acid Washed	99	11	88	118	79	38
Fine Mesh	(0)	0	(0)	(6)	(2)	(4)
Impregnated	(283)	59	(342)	788	352	436
Prime	124	35	89	1,854	958	896
Powder	243	49	194	(2)	(1)	(1)
React	164	118	46	(1,003)	(630)	(373)
Coconut	654	447	207	(43)	(28)	(15)
Outsourced	(785)	(73)	(712)	655	312	343
New Products	—	—	—	(149)	(92)	(57)

P/V Totals	$216	$645	$(429)	$2,213	$948	$1,263

Regions	Sales	% / plan	PGM $	% / plan	PGM %

Can/Lat Am.	$2,662	94%	$1,094	102%	41.1%
National	4,240	95%	1,866	82%	44.0%
East	4,688	124%	1,586	111%	33.8%
Central	5,639	118%	2,038	126%	36.1%
South	1,302	136%	452	90%	34.7%
West	1,737	101%	710	96%	40.9%
Mun Pwdr	144	110%	59	162%	40.7%
Other	67	11%	(1,836)	582%	-2757.0%

Reg. Totals	$20,479	106%	$5,968	81%	29.1%

	Current Quarter
Top 10 Customers
	Pounds	Sales	COS	PGM $	PGM %

1 Archer Western	2,706	$1,461	$974	$488	33.4%
2 Brenntag	1,424	1,338	621	716	53.6%
3 Hunter Mfg.	140	1,093	429	664	60.7%
4 Filtrona	1,088	915	633	281	30.8%
5 ADM	988	816	515	302	37.0%
6 3M	170	599	410	188	31.5%
7 CUNO	496	597	530	67	11.3%
8 Hunter Ctg.	420	541	246	295	54.6%
9 Mine Safety	87	467	277	190	40.7%
10 Clack Corp.	606	464	323	141	30.4%

Carbon	8,125	$8,290	$4,957	$3,333	40.2%

% of Total	36.5%	40.5%	34.2%	55.8%

			Current Quarter
Top 10 Products		% of plan
	Type		Pounds	Sales	per/lb	COS	per/lb	PGM $	PGM %

1 ASZM-TEDA	IM	72%	204	$1,586	$7.79	$632	$3.10	$954	60.1%
2 F816	PR	2042%	2,717	1,470	0.54	972	0.36	499	33.9%
3 CPG LF 12x40	AW	139%	1,415	1,068	0.75	689	0.49	379	35.5%
4 URC 12x30	IM	170%	199	985	4.94	662	3.33	322	32.7%
5 PMTC 20x70	CO	120%	820	681	0.83	485	0.59	195	28.7%
6 F820	PR	173%	470	571	1.22	262	0.56	309	54.1%
7 CPG LFD 8x30	AW	106%	762	555	0.73	387	0.51	168	30.2%
8 WPH- C	OU	0 plan	1,257	405	0.32	363	0.29	41	10.2%
9 GRC-22	CO	416%	441	371	0.84	241	0.55	130	35.1%
10 AP2-45-2	OU	0 plan	684	311	0.46	200	0.29	111	35.6%

Carbon			8,969	$8,003	$0.89	$4,895	$0.55	$3,108	38.8%

% of Total			40.4%	39.1%		33.7%		52.1%

Cust Value	Cust	Sales	PGM $	PGM %

>100k	44	$15,001	$5,860	39.1%
>25-100k	70	3,594	1,802	50.1%
>5-25k	144	1,652	983	59.5%
>0-5k	325	453	320	70.7%
0 or less	123	(146)	(30)	20.5%
No-sold-to	n/a	(75)	(2,966)	3945.1%

Total	706	$20,479	$5,968	29.1%

Attachment A

Calgon Carbon Corporation (CCC) - Americas Carbon Sub-segment
December 2005 - YTD

	Pounds		Sales				COS				PGM
Profit
Metrics	CM	PP	CM $	$ / lb	Plan $	$ / lb	CM $	$ / lb	Plan $	$ / lb	CM $	$ / lb	Plan $	$ / lb

Carbon	90,463	94,978	$78,826	$0.87	$75,155	$0.79	$45,081	$0.50	$42,532	$0.45	$33,745	$0.37	$32,622	$0.34
% of Sales							57.2%		56.6%		42.8%		43.4%
Odor	130	324	246	1.89	400	1.23	82	0.63	126	0.39	164	1.26	274	0.84
% of Sales							33.4%		31.6%		66.6%		68.4%
SR	131	600	232	1.77	954	1.59	55	0.42	199	0.33	178	1.35	755
% of Sales							23.6%		20.9%		76.4%		79.1%

Carbon	90,725	95,902	$79,305	$0.87	$76,509	$0.80	$45,218	$0.50	$42,858	$0.45	$34,086	$0.38	$33,651	$0.35

% of Sales							57.0%		56.0%		43.0%		44.0%
Other	301	795	2,376	7.88	6,806	8.57	10,185	33.80	7,451	9.38	(7,810)		(644)	(0.81)
% of Sales							428.7%		109.5%		-328.7%		-9.5%

Carbon	91,026	96,697	$81,681	$0.90	$83,315	$0.86	$55,404	$0.61	$50,309	$0.52	$26,277	$0.29	$33,006	$0.34

% of Sales							67.8%		60.4%		32.2%		39.6%

	December Y-T-D						Profit Plan
Carbon
Breakdown	Pounds	Sales	COS	PGM $	PGM %	Inventory	Pounds	Sales	COS	PGM $	PGM %

Acid Washed	14,532	$12,317	$7,838	$4,480	36.4%		13,347	$11,060	$7,507	3,553	32.1%
$ per lb		$0.85	$0.54	$0.31		$—		$0.83	$0.56	0.27
Fine Mesh	492	859	307	552	64.3%		434	734	291	443	60.4%
$ per lb		1.75	0.62	1.12		—		1.69	0.67	1.02
Impregnated	2,837	16,005	7,768	8,237	51.5%		2,504	15,141	6,703	8,438	55.7%
$ per lb		5.64	2.74	2.90		—		6.05	2.68	3.37
Prime	20,481	15,103	7,283	7,820	51.8%		19,068	14,054	6,722	7,332	52.2%
$ per lb		0.74	0.36	0.38		—		0.74	0.35	0.38
Powder	10,255	5,254	2,679	2,574	49.0%		10,497	5,062	2,611	2,451	48.4%
$ per lb		0.51	0.26	0.25		—		0.48	0.25	0.23
React	13,333	4,493	3,208	1,284	28.6%		22,594	6,670	4,280	2,390	35.8%
$ per lb		0.34	0.24	0.10		—		0.30	0.19	0.11

CCC Prod	61,930	$54,031	$29,084	$24,947	46.2%	$—	68,445	$52,722	$28,114	$24,608	46.7%

$ per lb		0.87	0.47	0.40				0.77	0.41	0.36
Coconut	19,380	19,514	12,541	6,972	35.7%		17,993	16,783	10,812	5,971	35.6%
$ per lb		1.01	0.65	0.36				0.93	0.60	0.33
Outsourced	9,415	5,760	3,593	2,167	37.6%		9,276	6,408	3,563	2,844	44.4%
$ per lb		0.61	0.38	0.23				0.69	0.38	0.31
New Products	0	—	—	—		—	189	596	369	227	38.2%
$ per lb		—	—	—		—		3.15	1.95	1.20

Non-CCC Prd	28,796	$25,274	$16,134	$9,139	36.2%	$—	27,458	$23,787	$14,744	$9,043	38.0%

$ per lb		0.88	0.56	0.32		—		0.87	0.54	0.33

Tot Carbon	90,726	$79,305	$45,218	$34,086	43.0%	$—	95,903	$76,509	$42,858	$33,651	44.0%

$ per lb		$0.87	$0.50	$0.38		$—		$0.80	$0.45	$0.35

PGM Recon	Sales	COS	PGM $	PGM %

Profit Plan	$83,315	$50,309	$33,006	39.6%

Product Price/Mix	(1,016)	1,519	(2,535)	-2.6%
Product Volume	3,061	1,029	2,032	0.9%
Solv Rec & Odor	(875)	(188)	(686)	-0.4%
Freight	304	671	(367)	-0.6%
Media	(2,316)	(1,914)	(403)	0.6%
Cap variance		2,658	(2,658)	-3.2%
Field Serv.	—	564	(564)	-0.7%
Export Fees	—	(57)	57	0.1%
Inv Writedown	—	549	(549)	-0.7%
China VAT	—	319	(319)	-0.4%
CMCC PII	—	27	(27)	0.0%
Smoothing	—	7	(7)	0.0%
Other	(792)	(89)	(703)	-0.5%
Combined acretion/dilution	—	—	—	-0.1%

December YTD 2005	$81,681	$55,404	$26,277	32.2%

	Capitalized Variance - Exp / (Inc)

	Dec Y-T-D	PP	PY	‘04 in ‘05	2006 BAL

PPV	$1,288	$42	$780	$407	$405
Mfg	959	(155)	(55)	(177)	280
Inventory	(307)	(605)	(186)	1	489

Carbon	$1,940	$(718)	$540	$232	$1,173

Freight	YTD	PP	PY	CQ	Nov-05

Expense	$3,601	$2,930	$3,854	$1,117	$371
$ per lb	$0.040	$0.030	$0.044	$0.050	$0.057

	December YTD			Profit Plan
“Other” Breakdown
	Sales	COS	PGM %	Sales	COS	PGM %

Carbon Product Margins			43.0%			44.0%

Freight	$341	$3,601	-4.3%	$37	$2,930	-3.8%
Media	1,604	1,458	-0.7%	3,920	3,372	-1.5%
Price	—	—	0.0%	1,626	—	1.2%
Cap Var	—	1,940	-2.4%	—	(726)	0.9%
Field Serv.	—	564	-0.7%	—	—	0.0%
Export Fees	—	1,036	-1.3%	—	1,093	-1.4%
Inv Writedown	—	549	-0.7%	—	—	0.0%
China VAT	—	319	-0.4%	—	—	0.0%
CMCC PII	—	—	0.0%	—	(27)	0.0%
Smoothing	—	—	0.0%	(0)	(7)	0.0%
Misc. Other	431	718	-0.3%	1,223	815	0.2%

Total Other	$2,376	$10,185	-10.8%	$6,806	$7,451	-4.4%

Total Carbon Margins			32.2%			39.6%

	Product Price Mix			Product Volume
Product Group P/V Analysis
	Sales	COS	PGM $	Sales	COS	PGM $

Acid Washed	$275	$(336)	611	$982	$666	315
Fine Mesh	29	(22)	51	97	38	59
Impregnated	(1,149)	174	(1,324)	2,013	891	1,122
Prime	7	63	(56)	1,041	498	543
Powder	308	129	180	(117)	(60)	(57)
React	557	682	(126)	(2,734)	(1,755)	(980)
Coconut	1,436	895	541	1,294	834	461
Outsourced	(744)	(24)	(720)	96	54	43
New Products	—	—	—	(596)	(369)	(227)

P/V Totals	$719	$1,562	$(843)	$2,077	$798	$1,279

Regions	Sales	% / plan	PGM $	% / plan	PGM %

Can/Lat Am.	$11,034	104%	$4,420	104%	40.1%
National	18,636	101%	8,187	87%	43.9%
East	16,028	91%	6,112	89%	38.1%
Central	22,587	100%	7,373	94%	32.6%
South	6,221	137%	2,458	107%	39.5%
West	5,618	80%	2,309	76%	41.1%
Mun Pwdr	1,075	98%	368	101%	34.2%
Other	480	35%	(4,950)	425%	-1030.4%

Reg. Totals	$81,681	98%	$26,277	80%	32.2%

	December YTD
Top 10 Customers
	Pounds	Sales	COS	PGM $	PGM %

1 Brenntag	5,496	$4,524	$2,207	$2,317	51.2%
2 Filtrona	4,930	4,140	2,859	1,280	30.9%
3 ADM	5,127	3,860	2,681	1,179	30.5%
4 3M	898	3,776	2,212	1,565	41.4%
5 Hunter Mfg.	515	3,774	1,559	2,215	58.7%
6 CUNO	1,969	2,498	1,921	577	23.1%
7 Clack Corp.	2,523	1,808	1,278	530	29.3%
8 Brita	2,229	1,663	1,312	351	21.1%
9 Mine Safety	311	1,634	895	739	45.2%
10 Archer Western	3,124	1,575	1,051	523	33.2%

Carbon	27,122	$29,252	$17,975	$11,277	38.6%

% of Total	29.8%	35.8%	32.4%	42.9%

			December YTD
Top 10 Products		% of plan
	Type		Pounds	Sales	per/lb	COS	per/lb	PGM $	PGM %

1 ASZM-TEDA	IM	84%	1,020	$7,525	$7.38	$3,040	$2.98	$4,485	59.6%
2 CPG LF 12x40	AW	116%	5,492	4,368	0.80	2,670	0.49	1,698	38.9%
3 URC 12x30	IM	147%	785	3,816	4.86	2,475	3.15	1,341	35.1%
4 CPG LFD 8x30	AW	107%	4,084	2,964	0.73	2,153	0.53	811	27.4%
5 PMTC 20x70	CO	117%	3,246	2,803	0.86	1,921	0.59	882	31.5%
6 207C 18x40	CO	0 plan	2,229	1,663	0.75	1,309	0.59	354	21.3%
7 WPH	PW	98%	4,493	1,635	0.36	1,056	0.23	579	35.4%
8 DG-11 6x12	CO	1458%	2,439	1,634	0.67	1,227	0.50	407	24.9%
9 F816	PR	891%	3,149	1,599	0.51	1,046	0.33	553	34.6%
10 F300	PR	77%	2,468	1,461	0.59	654	0.27	807	55.2%

Carbon			29,405	$29,468	$1.00	$17,552	$0.60	$11,916	40.4%

% of Total			32.4%	36.1%		31.7%		45.3%

Cust Value	Cust	Sales	PGM $	PGM %

>100k	114	$69,668	$27,948	40.1%
>25-100k	156	7,577	4,143	54.7%
>5-25k	302	3,561	2,282	64.1%
>0-5k	774	1,000	691	69.1%
0 or less	233	(53)	143	-267.8%
No-sold-to	n/a	(70)	(8,927)	12667.4%

Total	1579	$81,682	$26,279	32.2%

Attachment A

Calgon Carbon Corporation (CCC) - Americas Carbon Sub-segment
December 2005 - Quarterly (compared to 2004)

	Pounds		Sales				COS				PGM
Profit Metrics
	CQ	4Q ‘04	CQ $	$ / lb	4Q ‘04 $	$ / lb	CQ $	$ / lb	4Q ‘04 $	$ / lb	CQ $	$ / lb	4Q ‘04 $	$ / lb

Carbon	22,138	23,718	$19,821	$0.90	$20,079	$0.85	$11,340	$0.51	$11,072	$0.47	$8,481	$0.38	$9,007	$0.38
							57.2%		55.1%		42.8%		44.9%
Odor	35	38	80	2.28	88	2.28	22	0.62	21	0.55	59	1.66	66	1.73
							27.2%		24.3%		72.8%		75.7%
SR	53	181	72	1.36	233	1.29	23	0.44	70	0.39	49	0.92	163
							32.1%		30.1%		67.9%		69.9%

Carbon	22,227	23,936	$19,974	$0.90	$20,400	$0.85	$11,385	$0.51	$11,164	$0.47	$8,588	$0.39	$9,236	$0.39

							57.0%		54.7%		43.0%		45.3%
Other	31	138	506	16.07	333	2.41	3,126	99.35	2,174	15.74	(2,620)		(1,841)	(13.32)
							618.3%		652.1%		-518.3%		-552.1%

Carbon	22,258	24,075	$20,479	$0.92	$20,733	$0.86	$14,511	$0.65	$13,338	$0.55	$5,968	$0.27	$7,395	$0.31

							70.9%		64.3%		29.1%		35.7%

	Current Quarter					4Q 2004
Carbon Breakdown
	Pounds	Sales	COS	PGM $	PGM %	Pounds	Sales	COS	PGM $	PGM %

Acid Washed	2,884	$2,466	$1,605	$861	34.9%	3,247	$2,786	$1,645	$1,142	41.0%
$ per lb		$0.86	$0.56	$0.30			$0.86	$0.51	$0.35
Fine Mesh	86	147	57	90	61.4%	110	185	74	111	59.9%
$ per lb		1.72	0.66	1.06			1.68	0.67	1.00
Impregnated	704	4,018	1,980	2,038	50.7%	927	5,098	2,049	3,049	59.8%
$ per lb		5.71	2.81	2.89			5.50	2.21	3.29
Prime	7,170	4,966	2,537	2,429	48.9%	4,753	3,396	1,626	1,770	52.1%
$ per lb		0.69	0.35	0.34			0.71	0.34	0.37
Powder	1,898	1,158	524	634	54.8%	2,971	1,286	694	592	46.0%
$ per lb		0.61	0.28	0.33			0.43	0.23	0.20
React	1,977	745	482	262	35.2%	2,591	867	635	232	26.8%
$ per lb		0.38	0.24	0.13			0.33	0.25	0.09

CCC Prod	14,719	$13,500	$7,186	$6,314	46.8%	14,599	$13,617	$6,723	$6,895	50.6%

$ per lb		0.92	0.49	0.43			0.93	0.46	0.47
Coconut	4,382	4,745	3,076	1,669	35.2%	4,682	4,257	2,892	1,365	32.1%
$ per lb		1.08	0.70	0.38			0.91	0.62	0.29
Outsourced	3,125	1,728	1,122	606	35.1%	4,656	2,525	1,549	976	38.7%
$ per lb		0.55	0.36	0.19			0.54	0.33	0.21
New Products	0	—	—	—		0	—	—	—
$ per lb		—	—	—			—	—	—

Non-CCC Prd	7,508	$6,473	$4,199	$2,275	35.1%	9,338	$6,782	$4,441	$2,341	34.5%

$ per lb		0.86	0.56	0.30			0.73	0.48	0.25

Tot Carbon	22,227	$19,974	$11,385	$8,588	43.0%	23,936	$20,400	$11,164	$9,236	45.3%

$ per lb		$0.90	$0.51	$0.39			$0.85	$0.47	$0.39

PGM Recon	Sales	COS	PGM $	PGM %

4Q 2004	$20,733	$13,338	$7,395	35.7%

Product Price/Mix	1,192	1,177	15	-1.9%
Product Volume	(1,450)	(909)	(541)	-0.1%
Solv Rec & Odor	(168)	(46)	(122)	-0.3%
Freight	31	(197)	228	1.0%
Media	162	186	(23)	-0.4%
Cap variance		535	(535)	-2.6%
Field Serv.	—	(426)	426	2.1%
Export Fees	—	(46)	46	0.2%
Inv writedown	—	549	(549)	-2.6%
China VAT	—	(0)	0	0.0%
Demurrage	—	3	(3)	0.0%
Aff. Marg.	—	202	(202)	-1.0%
Other	(22)	147	(168)	-0.8%
Combined acretion/dilution	—	—	—	-0.2%

4Q 2005	$20,479	$14,511	$5,968	29.1%

	Capitalized Variance - Exp / (Inc)

	CQ	PP	PY	4Q CY	NQ PP

PPV	$(177)	$511	$511
Mfg	538	(207)	(207)
Inventory	472	(5)	(5)

Carbon	$834	$299	$299	$—	$—

Freight	CQ	4Q ‘04	PY	PQ	Dec-05

Expense	$1,117	$1,314	$1,395	$928	$305
$per lb	$0.050	$0.055	$0.195	$0.041	$0.042

	Current Qtr			4Q 2004
“Other” Breakdown
	Sales	COS	PGM %	Sales	COS	PGM %

Carbon Product Margins			43.0%			45.3%

Freight	$87	$1,117	-5.3%	$56	$1,314	-6.3%
Media	302	304	-0.6%	140	118	-0.2%
Price	—	—	0.0%	—	—	0.0%
Cap Var	—	834	-4.2%	—	299	-1.5%
Field Serv.	—	(86)	0.4%	—	341	-1.7%
Export Fees	—	252	-1.3%	—	299	-1.5%
Inv writedown	—	549	-2.7%	—	—	0.0%
China VAT	—	101	-0.5%	—	101	-0.5%
Demurrage	—	47	-0.2%	—	44	-0.2%
Aff. Marg.	—	41	-0.2%	—	(161)	0.8%
Misc. Other	116	(34)	0.8%	138	(181)	1.4%

Total Other	$506	$3,126	-13.9%	$333	$2,174	-9.6%

Total Carbon Margins			29.1%			35.7%

	Product Price Mix			Product Volume
Product Group P/V Analysis
	Sales	COS	PGM $	Sales	COS	PGM $

Acid Washed	(9)	144	(153)	(311)	(184)	(128)
Fine Mesh	4	(1)	4	(41)	(16)	(25)
Impregnated	145	423	(279)	(1,225)	(492)	(732)
Prime	(157)	85	(241)	1,727	827	900
Powder	336	80	256	(464)	(251)	(214)
React	83	(2)	85	(206)	(151)	(55)
Coconut	760	369	391	(272)	(185)	(87)
Outsourced	33	83	(49)	(830)	(509)	(321)
New Products	—	—	—	—	—	—

P/V Totals	$1,196	$1,182	$14	$(1,622)	$(961)	$(661)

Regions	Sales	%/’04	PGM $	%/’04	PGM %

Can/Lat Am.	$2,662	118%	$1,094	126%	41.1%
National	4,240	80%	1,866	67%	44.0%
East	4,688	108%	1,586	106%	33.8%
Central	5,639	112%	2,038	108%	36.1%
South	1,302	79%	452	65%	34.7%
West	1,737	154%	710	148%	40.9%
Mun Pwdr	144	48%	59	51%	40.7%
Other	67	10%	(1,836)	195%	-2757.0%

Reg. Totals	$20,479	99%	$5,968	81%	29.1%

	4Q 2004
Top 10 Customers
	Pounds	Sales	COS	PGM $	PGM %

1 Hunter Mfg.	277	$1,950	$736	$1,214	62.3%
2 ADM	1,342	1,029	625	404	39.3%
3 Air Products	2,485	1,028	784	243	23.7%
4 Brenntag	1,530	1,017	537	480	47.2%
5 3M	220	983	427	556	56.6%
6 CUNO	534	615	511	104	16.9%
7 Filtrona	842	586	425	161	27.4%
8 Brita	520	429	305	123	28.8%
9 Clack Corp.	610	412	293	119	28.8%
10 Mine Safety	81	402	158	244	60.6%

Carbon	8,441	$8,449	$4,802	$3,647	43.2%

% of Total	37.9%	41.3%	33.1%	61.1%

			4Q 2004
Top 10 Products		% of ‘05
	Type		Pounds	Sales	per/lb	COS	per/lb	PGM $	PGM %

1 ASZM-TEDA	IM	198%	460	$3,139	$6.82	$1,180	$2.56	$1,959	62.4%
2 CPG LF 12x40	AW	105%	1,410	1,121	0.80	615	0.44	507	45.2%
3 AP2-45-2	OU	324%	2,476	1,009	0.41	775	0.31	233	23.1%
4 URC 12x30	IM	90%	194	884	4.56	399	2.06	484	54.8%
5 CPG LFD 8x30	AW	126%	964	700	0.73	440	0.46	260	37.1%
6 WPH	PW	312%	1,824	601	0.33	386	0.21	216	35.9%
7 SC2-M 30x70	CO	217%	673	452	0.67	322	0.48	130	28.7%
8 207C 18x40	CO	153%	520	429	0.82	305	0.59	123	28.8%
9 F300	PR	132%	759	406	0.54	181	0.24	225	55.5%
10 F816	PR	24%	497	349	0.70	183	0.37	166	47.6%

Carbon			9,777	$9,090	$0.93	$4,787	$0.49	$4,304	47.3%

% of Total			44.0%	44.4%		33.0%		72.1%

‘04 Value	Cust	Sales	PGM $	PGM %

>100k	43	$14,593	$6,263	42.9%
>25-100k	81	3,850	1,814	47.1%
>5-25k	143	1,725	953	55.2%
>0-5k	394	526	336	63.8%
0 or less	121	(41)	(245)	600.4%
No-sold-to	n/a	81	(1,725)	-2135.1%

Total	782	$20,733	$7,395	35.7%

Attachment (A)

CALGON CARBON CONSOLIDATED
SALES SUMMARY BY SEGMENT AND SUBSEGMENT
FOURTH QUARTER

	2005		Plan					2004
					FX	Price/ Volume	‘05 vs Plan F/(U)			FX	Price/ Volume	‘05 vs ‘04 F/(U)
	Sales	PGM %	Sales	PGM %				Sales	PGM %

Carbon	$34.5	31.6%	$34.3	38.9%	$(0.9)	$1.1	$0.2	$34.2	36.5%	$(0.8)	$1.1	$0.3
Service	26.2	37.1%	28.1	42.1%	(0.7)	(1.2)	(1.9)	27.4	47.4%	(0.6)	(0.5)	(1.2)

Carbon & Service	$60.8	34.0%	$62.5	40.3%	$(1.6)	$(0.1)	$(1.7)	$61.6	41.4%	$(1.5)	$0.6	$(0.9)

Carbon	$3.4	15.5%	$4.0	26.5%	$—	$(0.6)	$(0.6)	$4.5	31.4%	$—	$(1.1)	$(1.1)
UV	1.0	32.2%	1.6	34.1%	0.0	(0.7)	(0.6)	1.5	42.8%	(0.0)	(0.4)	(0.5)
ISEP	2.5	39.0%	3.6	25.0%	(0.2)	(1.0)	(1.1)	5.3	22.5%	(0.2)	(2.7)	(2.9)
Odor Control	1.5	26.9%	1.3	28.4%	—	0.2	0.2	1.3	19.6%	—	0.2	0.2
Solvent Recovery	1.9	36.9%	1.3	26.4%	—	0.6	0.6	3.0	19.4%	—	(1.1)	(1.1)

Equipment	$10.3	28.4%	$11.9	27.3%	$(0.1)	$(1.5)	$(1.6)	$15.6	26.2%	$(0.2)	$(5.1)	$(5.3)

Carbon Cloth	$1.6	40.5%	$3.7	43.4%	$(0.2)	$(1.9)	$(2.1)	$2.1	45.5%	$(0.1)	$(0.4)	$(0.5)
Charcoal	4.1	29.5%	3.8	35.2%	(0.4)	0.7	0.3	4.4	30.9%	(0.4)	0.2	(0.2)
Home Products	1.3	25.9%	2.3	35.2%	—	(1.0)	(1.0)	1.5	39.7%	—	(0.2)	(0.2)

Consumer	$7.1	31.4%	$9.9	38.3%	$(0.5)	$(2.2)	$(2.8)	$8.0	36.4%	$(0.5)	$(0.4)	$(0.9)

CCC CONSOLIDATED	$78.1	33.0%	$84.2	38.3%	$(2.3)	$(3.8)	$(6.1)	$85.2	38.1%	$(2.2)	$(4.8)	$(7.1)

Attachment (A)

AMERICAS SALES SUMMARY BY SEGMENT AND SUBSEGMENT
FOURTH QUARTER

	2005		Plan				‘05 vs Plan F/(U)	2004
					FX	Price/ Volume					Price/ Volume	‘05 vs ‘04 F/(U)
	Sales	PGM %	Sales	PGM %				Sales	PGM %	FX

Carbon	$20.5	29.1%	$19.3	38.2%	$0.1	$1.1	$1.2	$20.7	35.7%	$0.0	$(0.3)	$(0.3)
Service	18.1	30.6%	18.7	41.4%	0.1	(0.7)	(0.6)	19.2	42.8%	0.0	(1.2)	(1.1)

Carbon & Service	$38.5	29.8%	$38.0	39.8%	$0.2	$0.4	$0.6	$39.9	39.1%	$0.0	$(1.4)	$(1.4)

Carbon	3.4	15.5%	4.0	26.5%	—	(0.6)	(0.6)	4.5	31.3%	—	(1.1)	(1.1)
UV	1.0	32.2%	1.6	34.1%	0.0	(0.7)	(0.6)	1.5	42.8%	(0.0)	(0.4)	(0.5)
ISEP	0.7	13.8%	0.7	31.8%	—	(0.0)	(0.0)	3.1	19.0%	—	(2.4)	(2.4)
Odor Control	1.5	26.9%	1.3	28.4%	—	0.2	0.2	1.3	19.6%	—	0.2	0.2
Solvent Recovery	1.9	36.9%	1.3	26.4%	—	0.6	0.6	3.0	19.4%	—	(1.1)	(1.1)

Equipment	$8.5	24.1%	$9.0	28.6%	$0.0	$(0.5)	$(0.5)	$13.4	25.9%	$(0.0)	$(4.8)	$(4.9)

Carbon Cloth	0.1	73.8%	0.3	50.2%	—	(0.2)	(0.2)	0.1	65.6%	—	0.0	0.0
Home Products	1.3	25.9%	2.3	35.2%	—	(1.0)	(1.0)	1.5	39.7%	—	(0.2)	(0.2)

Consumer	$1.4	29.2%	$2.6	36.7%	$—	$(1.2)	$(1.2)	$1.6	41.2%	$—	$(0.2)	$(0.2)

AMERICAS TOTAL	$48.5	28.8%	$49.5	37.6%	$0.2	$(1.2)	$(1.1)	$54.9	36.0%	$(0.0)	$(6.5)	$(6.5)

Attachment (A)

EUROPE SALES SUMMARY BY SEGMENT AND SUBSEGMENT
FOURTH QUARTER

	2005		Plan					2004
					FX	Price/ Volume	‘05 vs Plan F/(U)			FX	Price/ Volume	‘05 vs ‘04 F/(U)
	Sales	PGM %	Sales	PGM %				Sales	PGM %

Carbon	$10.0	34.7%	$11.4	38.7%	$(1.0)	$(0.4)	$(1.4)	$10.3	36.8%	$(0.9)	$0.5	$(0.3)
Service	8.1	51.5%	9.4	43.3%	(0.8)	(0.4)	(1.2)	8.2	58.1%	(0.6)	0.6	(0.0)

Carbon & Service	$18.1	42.3%	$20.7	40.8%	$(1.8)	$(0.8)	$(2.6)	$18.5	46.2%	$(1.5)	$1.2	$(0.3)

Carbon	—	0.0%	—	0.0%	—	—	—	—	0.0%	—	—	—
ISEP	1.5	45.6%	2.2	19.2%	(0.2)	(0.6)	(0.7)	1.7	32.2%	(0.2)	(0.0)	(0.2)
Solvent Recovery	—	0.0%	—	0.0%	—	—	—	—	0.0%	—	—	—

Equipment	$1.5	45.6%	$2.2	19.2%	$(0.2)	$(0.6)	$(0.7)	$1.7	32.2%	$(0.2)	$(0.0)	$(0.2)

Carbon Cloth	1.5	38.4%	3.5	42.9%	(0.2)	(1.7)	(1.9)	2.0	44.6%	(0.1)	(0.4)	(0.5)
Charcoal	4.1	29.5%	3.8	35.2%	(0.4)	0.7	0.3	4.4	30.9%	(0.4)	0.2	(0.2)

Consumer	$5.7	31.9%	$7.3	38.8%	$(0.5)	$(1.1)	$(1.6)	$6.4	35.2%	$(0.5)	$(0.2)	$(0.7)

EUROPE TOTAL	$25.3	40.2%	$30.2	38.8%	$(2.5)	$(2.4)	$(4.9)	$26.5	42.7%	$(2.2)	$1.0	$(1.2)

Attachment (A)

ASIA SALES SUMMARY BY SEGMENT AND SUBSEGMENT
FOURTH QUARTER

	2005		Plan					2004
						Price/ Volume	‘05 vs Plan F/(U)			FX	Price/ Volume	‘05 vs ‘04 F/(U)
	Sales	PGM %	Sales	PGM %	FX			Sales	PGM %

Asia	$2.2	46.1%	$2.8	44.9%	$—	(0.6)	$(0.6)	$1.3	39.1%	$—	$0.9	$0.9
CMCC	1.8	24.6%	0.9	37.0%	—	0.9	0.9	1.9	42.3%	—	(0.1)	(0.1)
Service	0.0	71.8%	0.1	63.1%	—	(0.1)	(0.1)	0.0	67.7%	—	0.0	0.0

Carbon & Service	$4.1	36.6%	$3.8	43.4%	$—	$0.3	$0.3	$3.2	41.2%	$—	$0.9	$0.9

Carbon	$(0.0)	0.0%	$—	0.0%		$(0.0)	$(0.0)	$0.0	56.3%		$(0.0)	$(0.0)
ISEP	0.3	65.7%	0.7	36.1%		(0.4)	(0.4)	0.5	12.1%		(0.2)	(0.2)
Solvent Recovery	—	0.0%	—	0.0%	—	—	—	—	0.0%	—	—	—

Equipment	$0.3	61.8%	$0.7	36.1%	$—	$(0.4)	$(0.4)	$0.5	13.4%	$—	$(0.2)	$(0.2)

ASIA TOTAL	$4.4	38.2%	$4.5	42.3%	$—	$(0.1)	$(0.1)	$3.7	37.3%	$—	$0.6	$0.6

Attachment (A)

PGM RECONCILIATION - 4Q ACTUAL vs. PLAN
Global Cap Variance and Consumer + Americas Carbon, Service, and Equipment
Largely Contributed to Quarter Margin Shortfall vs. Plan

	Americas	Asia	Europe	Consolidated

4Q 2005 Actual PGM%	28.8%	38.2%	40.2%	33.0%

4Q 2005 Actual PGM $	$13,956	$1,667	$10,163	$25,786

4Q 2005 Plan PGM%	37.6%	42.3%	38.8%	38.3%

4Q 2005 Plan PGM $	$18,623	$1,905	$11,710	$32,238

Actual vs Plan PGM Variance	$(4,667)	$(238)	$(1,547)	$(6,452)

Profit in Inventory CMCC	—	(291)	—	(291)
CMCC Volume	—	347	—	347
Cap Variance	(1,764)	—	(431)	(2,195)
Equipment	(412)	(82)	325	(169)
Carbon/Service Price/Mix	(1,136)	(318)	832	(622)
Carbon/Service Product Volume	689	125	(352)	462
Carbon/Service Freight	(186)	—	—	(186)
Mesa Consolidated Water	(96)	—	—	(96)
Media Sales	(156)	—	—	(156)
Consumer Volume	(470)	—	(514)	(984)
Consumer Mix	—	—	(440)	(440)
FX Impact on US Sourced Product	—	—	(967)	(967)
Other	(1,136)	(19)	—	(1,155)

PGM Variance Fav/(Unfav)	$(4,667)	$(238)	$(1,547)	$(6,452)

Attachment (A)

PGM RECONCILIATION - Y-T-D ACTUAL vs. PLAN
Americas/Asia Carbon, Service and Cap Variance + Europe’s Consumer
Largely Contributed to Y-T-D Margin Shortfall vs. Plan

	Americas	Asia	Europe	Consolidated

Y-T-D 2005 Actual PGM%	32.6%	44.8%	36.7%	34.6%

Y-T-D 2005 Actual PGM $	$64,993	$6,395	$44,485	$115,873

Y-T-D 2005 Plan PGM%	38.2%	47.2%	36.4%	38.0%

Y-T-D 2005 Plan PGM $	$80,007	$8,050	$46,339	$134,396

Actual vs Plan PGM Variance	$(15,014)	$(1,655)	$(1,854)	$(18,523)

Profit in Inventory CMCC	—	(162)	—	(162)
CMCC Volume	—	(327)	—	(327)
Cap Variance	(5,183)	—	1,141	(4,042)
Equipment	(42)	(454)	409	(87)
Carbon/Service Price/Mix	(4,349)	(1,336)	398	(5,287)
Carbon/Service Product Volume	(2,406)	788	653	(965)
Carbon/Service Freight	1,072	—	—	1,072
Mesa Consolidated Water	(882)	—	—	(882)
Media Sales	(530)	—	—	(530)
Consumer Volume	(152)	—	(902)	(1,054)
Consumer Mix	—	—	(1,283)	(1,283)
FX Impact on US Sourced Product	—	—	(2,270)	(2,270)
Other	(2,542)	(164)	—	(2,706)

PGM Variance Fav/(Unfav)	$(15,014)	$(1,655)	$(1,854)	$(18,523)

Attachment (A)

PGM RECONCILIATION -  4Q 2005 vs. 4Q 2004
Unfavorable Americas Carbon/Service Price/Mix, Volume, Equipment, and
Global Cap Variance Result in Lower Profit Margins vs. 2004

	Americas	Asia	Europe	Consolidated

4Q 2005 Actual PGM%	28.8%	38.2%	40.2%	33.0%

4Q 2005 Actual PGM $	$13,956	$1,667	$10,163	$25,786

4Q 2004 Actual PGM%	36.0%	37.3%	42.7%	38.1%

4Q 2004 Actual PGM $	$19,745	$1,395	$11,327	$32,467

Actual vs 2004 PGM Variance	$(5,789)	$272	$(1,164)	$(6,681)

Profit in Inventory CMCC	—	(300)	—	(300)
CMCC Volume	—	(122)	—	(122)
Norit CPF Impact	—	—	—	—
Cap Variance	(1,460)	—	(1,104)	(2,564)
Equipment	(1,335)	103	619	(613)
Carbon/Service Price/Mix	(797)	(302)	(732)	(1,831)
Carbon/Service Product Volume	(1,031)	738	2,317	2,024
Carbon/Service Freight Cost	(408)	—	—	(408)
Consumer Volume	(164)	—	(77)	(241)
Consumer Mix	—	—	(250)	(250)
FX Impact on US Sourced Product	—	—	(1,937)	(1,937)
Other	(594)	155	—	(439)

PGM Variance Fav/(Unfav)	$(5,789)	$272	$(1,164)	$(6,681)

Attachment (A)

PGM RECONCILIATION -  Y-T-D 2005 vs. Y-T-D 2004
Unfavorable Americas Carbon/Service Price/Mix, Volume, Freight, and
Cap Variance Result in Lower Profit Margins vs. 2004

	Americas	Asia	Europe	Consolidated

Y-T-D 2005 Actual PGM%	32.6%	44.8%	36.7%	34.6%

Y-T-D 2005 Actual PGM $	$64,993	$6,395	$44,485	$115,873

Y-T-D 2004 Actual PGM%	37.5%	44.5%	38.2%	38.1%

Y-T-D 2004 Actual PGM $	$78,387	$7,593	$42,167	$128,147

Actual vs 2004 PGM Variance	$(13,394)	$(1,198)	$2,318	$(12,274)

Profit in Inventory CMCC	—	(499)	—	(499)
CMCC Volume	—	(553)	—	(553)
Norit CPF Impact	491	—	—	491
Cap Variance	(3,248)	—	780	(2,468)
Equipment	1,207	(1,962)	1,050	295
Carbon/Service Price/Mix	(4,640)	(802)	(2,010)	(7,452)
Carbon/Service Product Volume	(4,970)	2,620	5,376	3,026
Carbon/Service Freight Cost	(2,871)	—	—	(2,871)
Consumer Volume	550	—	1,358	1,908
Consumer Mix	—	—	(1,775)	(1,775)
FX Impact on US Sourced Product	—	—	(2,461)	(2,461)
Other	87	(2)	—	85

PGM Variance Fav/(Unfav)	$(13,394)	$(1,198)	$2,318	$(12,274)

Attachment (A)

Capitalized Variance in 2005

F / (U)

	2005 Actual		2005 Plan		2004 Actual

	4th Qtr	YTD	4th Qtr	YTD	4th Qtr	YTD

Capitalized Variance Inc/(Exp)	$(2,255)	$(2,512)	$(60)	$1,530	$309	$(44)

Pension/Benefits	328	1,701	—	—	56	(784)
Manufacturing Variance	(1,177)	(2,221)	—	376	560	1,589
Inventory Revaluation	(809)	1,494	—	1,684	(7)	(1,079)
Physical Inv Loss Accrual	(138)	(499)	(120)	(437)	(30)	(351)
Purchase Price Variance	(458)	(2,986)	60	(93)	(270)	581

Capitalized Variance Inc/(Exp)	$(2,255)	$(2,512)	$(60)	$1,530	$309	$(44)

Attachment (A)

Calgon Carbon Corporation
Operating Expense Analysis-Consolidated

	2005 Actual		2005 Plan *		2004 Actual *

	4Q	YTD	4Q	YTD	4Q	YTD

Operating Expense	$18,653	$68,195	$15,971	$62,910	$16,285	$62,114

Salaries and Indirect Labor	6,157	25,955	6,861	27,797	6,305	25,358
Benefits	3,014	10,646	2,512	10,207	2,146	8,598
Severance	153	1,329	—	—	—	226
Bonus	635	2,246	576	2,307	71	782
T&E	704	3,002	1,017	3,939	789	3,442
Insurance	700	3,883	688	2,804	464	2,336
Legal Expense	2,757	6,171	701	2,816	1,075	3,360
Outside Services	2,879	8,198	1,611	6,644	2,303	7,319
Bad Debt Expense	83	461	160	645	(125)	270
Public Company Expense	(54)	539	101	585	233	757
Exchange	—	—	306	676	236	(59)
Sutcliffe Speakman	—	—	—	—	753	2,430
Cost transfers	(1,477)	(5,928)	(1,867)	(7,555)	(1,204)	(4,720)
Other	3,102	11,694	3,305	12,045	3,239	12,013

Operating Expense	$18,653	$68,195	$15,971	$62,910	$16,285	$62,114

* Amounts converted at 2005 f/x rates

Attachment (A)

Loss on Fixed Assets & Bank Fees higher than Plan & Prior Year.

But YTD Savings vs. Prior Year in Total.

	2005 Actual		2005 Plan		2004 Actual

	4th Qtr	YTD	4th Qtr	YTD	4th Qtr	YTD

Other (Income)/Expense	$1,336	$4,058	$1,047	$3,909	$1,152	$5,284

F/X Losses on UK Intercompany Loan	—	—	—	—	—	593
Other Foreign Exchange (Gains)/Losses	(2)	139	—	—	124	409
Marsh Insurance Settlement	—	(101)	—	—	—	—
Gain on Technology Transfer to JV	—	(90)	—	—	—	—
Dept. of Army Invoices	—	(63)	—	—	—	—
Non-Income Tax Expense	85	715	250	981	112	920
Bank Fees	418	1,345	246	983	292	1,043
Royalty (Income)/Credit	(158)	(220)	(101)	(405)	(68)	(233)
Sale of Columbus Property	—	(240)	—	—	—	—
Other (Gain)/Loss on Fixed Assets	549	800	—	—	58	335
Intangible Amortization	485	1,967	568	2,210	564	2,113
Other	(41)	(194)	84	140	70	104

Other (Income)/Expense	$1,336	$4,058	$1,047	$3,909	$1,152	$5,284

Attachment (A)

Significant Improvements made with Accounts Payable.
Poor Operating Results and Other Working Capital Mgmt.
Continue To Hold Operating Cash Flow Below Plan for 4Q05

	Fourth Quarter

	2005 Act.	2005 Plan	2004 Act.

Operating Cash Flow	$3,755	$6,313	$5,342

Net income (loss)	(5,484)	1,164	922
Depreciation & Amort.	5,191	5,511	6,314
Non-Cash Curtailment Loss & Restr. Write Downs	603	—	—
(Earnings) loss in Joint Venture	1,745	(276)	(152)
Pension provisions	719	1,028	1,609
(Incr)/decr in receivables	(6,117)	3,138	(31)
(Incr)/decr in inventory	(7,113)	(3,320)	(4,330)
(Incr)/decr in other current assets	(354)	427	4,028
(Decr) in restructuring reserve	(514)	(130)	135
Incr/(decr) in A/P & accrl	16,601	(823)	622
Incr/(decr) in accr. inc. tax	142	239	(1,262)
Incr/(decr) in def. inc. tax	(2,666)	(356)	(3,253)
Other	1,002	(289)	740

Operating Cash Flow	$3,755	$6,313	$5,342

Attachment (A)

Improvements made with Accts. Payable & Other Current Assets
Poor Operating Results and Inventory Management
Continue To Hold Operating Cash Flow Below Plan as of 12/31

	Year To Date

	2005 Act.	2005 Plan	2004 Act.

Operating Cash Flow	$9,135	$33,220	$20,074

Net income (loss)	(6,343)	8,470	5,888
Depreciation & Amort.	22,062	22,759	23,126
Non-Cash Curtailment Loss & Restr. Write Downs	2,976	—	—
(Earnings) loss in Joint Venture	979	(723)	(1,000)
Pension provisions	4,046	4,696	4,580
(Incr)/decr in receivables	513	4,806	(3,469)
(Incr)/decr in inventory	(13,009)	(3,200)	(2,076)
(Incr)/decr in other current assets	2,957	(1,081)	1,410
(Decr) in restructuring reserve	(907)	(379)	(336)
Incr/(decr) in A/P & accrl	6,039	(2,583)	(1,096)
Incr/(decr) in accr. inc. tax	(1,953)	285	(1,510)
Incr/(decr) in def. inc. tax	(5,394)	(862)	(2,357)
Other	(2,831)	1,032	(3,086)

Operating Cash Flow	$9,135	$33,220	$20,074

Attachment (A)

Selected Working Capital Trends

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

DSO	2005	60	67	65	65	61	61	62	66	64	64	65	62
	2004	52	66	61	58	64	63	60	63	70	73	64	61
Inventory Turns	2005	4.1	3.8	3.8	3.9	4.0	4.1	4.0	3.9	3.9	3.8	3.6	3.6
	2004	3.8	3.4	3.5	3.7	3.8	4.0	4.1	4.1	4.2	4.2	4.2	4.1

Attachment (A)

Calgon Carbon Corporation
2005 Bonus Metrics
(in 000’s) USD

	Per Consolidation

	12/31/05 Actual *			12/31/05 Plan

	Americas/ Asia	Europe	CCC	Americas/ Asia	Europe	CCC

Operating Income	$(14,379)	$11,368	$(3,011)	$7,650	$11,019	$18,669

Operating Cash Flow	$(247)	$10,310	$10,062	$24,776	$8,452	$33,228

NOPAT	$(8,943)	$6,146	$(2,797)	$4,797	$6,393	$11,190
Beg. Capital Employed	$200,941	$51,530	$252,471	$194,235	$56,733	$250,968
End. Capital Employed	$190,382	$46,104	$236,485	$180,368	$58,985	$239,353
Avg. Capital Employed	$195,661	$48,817	$244,478	$187,302	$57,859	$245,161

ROIC (NOPAT/Avg. Cap. Employed)	-4.6%	12.6%	-1.1%	2.6%	11.0%	4.6%

* - December 2005 Actual Metrics have been adjusted to eliminate the impact of the Restructuring Charge and Leadership Bonus Reversals.
(a) - Capital Employed = Total Shareholders Equity plus S-T & L-T Debt.

Attachment (A)

Calgon Carbon Corporation

Segment Data - Continuing Operations:

Segment Sales

	4Q05	4Q04	YTD 2005	YTD 2004

Carbon and Service	60,767	61,626	241,934	245,500
Equipment	7,536	11,489	36,867	39,936
Consumer	2,956	3,626	12,034	10,441

Total Sales (thousands)	$71,259	$76,741	$290,835	$295,877

Segment Operating Income (loss)*	4Q05	4Q04	YTD 2005	YTD 2004

Carbon and Service	2,637	7,337	16,009	32,317
Equipment	(3,049)	(688)	(5,255)	(2,209)
Consumer	(315)	546	(302)	(98)

Total Income (Loss) from continuing operations (thousands)	$(727)	$7,195	$10,452	$30,010

*Before depreciation, amortization, and restructuring charges

Attachment (A)

CALGON CARBON  -  BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	Current Month Actual			Current Month Plan			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$6,964	$1,425	20.5%	$5,502	$2,107	38.3%	$1,462	26.6%	$(682)	-32.4%
Americas Service	6,371	1,655	26.0%	5,542	2,262	40.8%	829	15.0%	(607)	-26.8%

Americas Carbon & Service	13,334	3,080	23.1%	11,044	4,369	39.6%	2,290	20.7%	(1,289)	-29.5%

Carbon Equipment	965	(49)	-5.1%	1,251	332	26.5%	(286)	-22.8%	(381)	-114.7%
UV	353	150	42.4%	465	159	34.2%	(112)	-24.0%	(9)	-5.7%
ISEP	222	(26)	-11.5%	211	68	32.2%	11	5.4%	(94)	-137.7%
Municipal Odor	730	245	33.6%	428	121	28.3%	302	70.6%	124	102.9%
Solvent Recovery	792	322	40.6%	417	114	27.3%	375	89.9%	208	182.1%

Americas Equipment	3,063	643	21.0%	2,772	794	28.6%	291	10.5%	(151)	-19.1%

CCI US	(11)	(11)	100.7%	103	51	49.5%	(114)	-111.0%	(62)	-122.3%
Homewellness	192	32	16.8%	455	160	35.2%	(263)	-57.7%	(128)	-79.8%

Americas Consumer	181	21	11.5%	558	211	37.8%	(377)	-67.5%	(190)	-90.1%

Total Americas	16,578	3,743	22.6%	14,374	5,374	37.4%	2,204	15.3%	(1,631)	-30.3%

Asia Carbon	1,351	379	28.1%	1,193	505	42.3%	158	13.3%	(126)	-24.9%
Asia Service	23	19	81.1%	72	42	58.3%	(49)	-68.0%	(23)	-55.5%

Asia Carbon & Service	1,374	398	29.0%	1,265	547	43.2%	109	8.6%	(149)	-27.2%

Carbon Equipment	(8)	(16)	203.1%	—	—	—	(8)	—	(16)	—
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	100	60	60.7%	310	112	36.1%	(210)	-67.9%	(52)	-46.1%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	92	44	48.3%	310	112	36.1%	(218)	-70.5%	(68)	-60.5%

Total Asia	1,466	442	30.2%	1,575	659	41.8%	(109)	-6.9%	(217)	-32.9%

Europe Carbon	2,925	1,257	43.0%	3,003	1,205	40.1%	(78)	-2.6%	52	4.3%
Europe Service	2,596	1,594	61.4%	2,867	1,251	43.6%	(271)	-9.5%	343	27.4%

Europe Carbon & Service	5,521	2,851	51.6%	5,870	2,456	41.8%	(349)	-5.9%	395	16.1%

Europe Equipment	519	345	66.4%	787	154	19.6%	(268)	-34.0%	191	123.8%

CCI Europe	360	96	26.7%	960	401	41.8%	(600)	-62.5%	(305)	-76.0%
Charcoal/Liquid	1,839	560	30.4%	1,836	625	34.0%	3	0.2%	(65)	-10.4%

Europe Consumer	2,199	656	29.8%	2,796	1,026	36.7%	(597)	-21.4%	(370)	-36.1%

Total Europe	8,240	3,852	46.7%	9,453	3,636	38.5%	(1,213)	-12.8%	216	5.9%

CCC Totals	$26,284	$8,037	30.6%	$25,402	$9,669	38.1%	882	3.5%	(1,632)	-16.9%

Attachment (A)

CALGON CARBON  -  BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	Current Month Actual			Prior Month Actual			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$6,964	$1,425	20.5%	$7,038	$2,522	35.8%	$(75)	-1.1%	$(1,097)	-43.5%
Americas Service	6,371	1,655	26.0%	6,045	2,163	35.8%	326	5.4%	(507)	-23.5%

Americas Carbon & Service	13,334	3,080	23.1%	13,083	4,685	35.8%	251	1.9%	(1,605)	-34.3%

Carbon Equipment	965	(49)	-5.1%	1,341	338	25.2%	(376)	-28.0%	(387)	-114.4%
UV	353	150	42.4%	405	89	22.1%	(52)	-12.8%	60	67.6%
ISEP	222	(26)	-11.5%	345	92	26.6%	(122)	-35.5%	(117)	-127.9%
Municipal Odor	730	245	33.6%	283	88	31.1%	447	158.1%	157	178.7%
Solvent Recovery	792	322	40.6%	494	148	30.0%	297	60.1%	173	116.7%

Americas Equipment	3,063	643	21.0%	2,869	756	26.3%	194	6.8%	(113)	-15.0%

CCI US	(11)	(11)	100.7%	43	34	80.8%	(54)	-126.4%	(46)	-133.0%
Homewellness	192	32	16.8%	492	117	23.8%	(300)	-60.9%	(85)	-72.4%

Americas Consumer	181	21	11.5%	535	152	28.3%	(354)	-66.1%	(131)	-86.2%

Total Americas	16,578	3,743	22.6%	16,487	5,592	33.9%	91	0.6%	(1,848)	-33.1%

Asia Carbon	1,351	379	28.1%	1,440	558	38.7%	(89)	-6.2%	(178)	-32.0%
Asia Service	23	19	81.1%	8	6	73.0%	15	205.2%	13	239.4%

Asia Carbon & Service	1,374	398	29.0%	1,448	563	38.9%	(73)	-5.1%	(165)	-29.3%

Carbon Equipment	(8)	(16)	203.1%	—	—	—	(8)	—	(16)	—
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	100	60	60.7%	167	126	75.3%	(68)	-40.6%	(66)	-52.1%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	92	44	48.3%	167	126	75.3%	(76)	-45.3%	(82)	-64.9%

Total Asia	1,466	442	30.2%	1,615	689	42.7%	(149)	-9.2%	(247)	-35.8%

Europe Carbon	2,925	1,257	43.0%	3,497	1,259	36.0%	(572)	-16.3%	(2)	-0.1%
Europe Service	2,596	1,594	61.4%	2,888	1,504	52.1%	(292)	-10.1%	90	6.0%

Europe Carbon & Service	5,521	2,851	51.6%	6,385	2,763	43.3%	(863)	-13.5%	88	3.2%

Europe Equipment	519	345	66.4%	608	266	43.6%	(89)	-14.6%	79	29.8%

CCI Europe	360	96	26.7%	633	279	44.1%	(273)	-43.2%	(183)	-65.6%
Charcoal/Liquid	1,839	560	30.4%	1,152	342	29.7%	687	59.7%	218	63.6%

Europe Consumer	2,199	656	29.8%	1,785	622	34.8%	414	23.2%	34	5.5%

Total Europe	8,240	3,852	46.7%	8,778	3,650	41.6%	(538)	-6.1%	202	5.5%

CCC Totals	$26,284	$8,037	30.6%	$26,879	$9,931	36.9%	(596)	-2.2%	(1,894)	-19.1%

Attachment (A)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	Current Month Actual			Prior Year			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$6,964	$1,425	20.5%	$6,865	$2,174	31.7%	$99	1.4%	$(749)	-34.5%
Americas Service	6,371	1,655	26.0%	6,394	2,743	42.9%	(23)	-0.4%	(1,088)	-39.7%

Americas Carbon & Service	13,334	3,080	23.1%	13,259	4,917	37.1%	75	0.6%	(1,837)	-37.4%

Carbon Equipment	965	(49)	-5.1%	1,565	539	34.4%	(600)	-38.3%	(588)	-109.0%
UV	353	150	42.4%	388	197	50.8%	(35)	-9.0%	(47)	-23.9%
ISEP	222	(26)	-11.5%	379	192	50.7%	(157)	-41.3%	(218)	-113.3%
Municipal Odor	730	245	33.6%	343	64	18.7%	387	112.8%	181	283.5%
Solvent Recovery	792	322	40.6%	1,002	178	17.8%	(210)	-21.0%	144	80.7%

Americas Equipment	3,063	643	21.0%	3,677	1,170	31.8%	(614)	-16.7%	(527)	-45.1%

CCI US	(11)	(11)	100.7%	26	17	65.4%	(37)	-143.4%	(28)	-166.9%
Homewellness	192	32	16.8%	898	387	43.1%	(706)	-78.6%	(355)	-91.7%

Americas Consumer	181	21	11.5%	924	404	43.7%	(743)	-80.4%	(383)	-94.8%

Total Americas	16,578	3,743	22.6%	17,860	6,491	36.3%	(1,282)	-7.2%	(2,748)	-42.3%

Asia Carbon	1,351	379	28.1%	767	358	46.7%	584	76.2%	21	6.0%
Asia Service	23	19	81.1%	6	6	100.0%	17	284.2%	13	211.8%

Asia Carbon & Service	1,374	398	29.0%	773	364	47.1%	601	77.8%	34	9.4%

Carbon Equipment	(8)	(16)	203.1%	—	—	—	(8)	—	(16)	—
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	100	60	60.7%	154	21	13.6%	(54)	-35.4%	39	187.4%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	92	44	48.3%	154	21	13.6%	(62)	-40.5%	23	110.5%

Total Asia	1,466	442	30.2%	927	385	41.5%	539	58.1%	57	14.9%

Europe Carbon	2,925	1,257	43.0%	3,300	1,095	33.2%	(375)	-11.4%	162	14.8%
Europe Service	2,596	1,594	61.4%	2,077	1,591	76.6%	519	25.0%	3	0.2%

Europe Carbon & Service	5,521	2,851	51.6%	5,377	2,686	50.0%	144	2.7%	165	6.1%

Europe Equipment	519	345	66.4%	851	114	13.4%	(332)	-39.0%	231	202.4%

CCI Europe	360	96	26.7%	585	260	44.4%	(225)	-38.5%	(164)	-63.0%
Charcoal/Liquid	1,839	560	30.4%	2,002	566	28.3%	(163)	-8.1%	(6)	-1.1%

Europe Consumer	2,199	656	29.8%	2,587	826	31.9%	(388)	-15.0%	(170)	-20.6%

Total Europe	8,240	3,852	46.7%	8,815	3,626	41.1%	(575)	-6.5%	226	6.2%

CCC Totals	$26,284	$8,037	30.6%	$27,602	$10,502	38.0%	(1,318)	-4.8%	(2,465)	-23.5%

Attachment (A)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	YTD Actual			YTD Plan			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$81,681	$26,279	32.2%	$83,316	$33,008	39.6%	$(1,635)	-2.0%	$(6,729)	-20.4%
Americas Service	69,458	24,295	35.0%	76,739	32,088	41.8%	(7,281)	-9.5%	(7,793)	-24.3%

Americas Carbon & Service	151,139	50,574	33.5%	160,055	65,096	40.7%	(8,916)	-5.6%	(14,522)	-22.3%

Carbon Equipment	15,061	3,580	23.8%	16,129	4,482	27.8%	(1,068)	-6.6%	(902)	-20.1%
UV	4,762	1,605	33.7%	5,914	2,036	34.4%	(1,152)	-19.5%	(431)	-21.1%
ISEP	8,397	2,934	34.9%	6,832	2,100	30.7%	1,565	22.9%	834	39.7%
Municipal Odor	5,700	1,483	26.0%	5,845	1,654	28.3%	(145)	-2.5%	(171)	-10.4%
Solvent Recovery	9,340	2,853	30.5%	9,099	2,510	27.6%	241	2.7%	343	13.7%

Americas Equipment	43,261	12,456	28.8%	43,819	12,782	29.2%	(558)	-1.3%	(326)	-2.6%

CCI US	1,030	698	67.8%	1,151	575	50.0%	(121)	-10.5%	123	21.4%
Homewellness	3,794	1,265	33.3%	4,412	1,554	35.2%	(618)	-14.0%	(289)	-18.6%

Americas Consumer	4,824	1,963	40.7%	5,563	2,129	38.3%	(739)	-13.3%	(166)	-7.8%

Total Americas	199,225	64,993	32.6%	209,437	80,007	38.2%	(10,212)	-4.9%	(15,014)	-18.8%

Asia Carbon	13,272	5,753	43.3%	14,166	6,935	49.0%	(894)	-6.3%	(1,182)	-17.1%
Asia Service	129	121	93.3%	189	139	73.5%	(60)	-31.7%	(18)	-13.3%

Asia Carbon & Service	13,401	5,873	43.8%	14,355	7,074	49.3%	(954)	-6.6%	(1,201)	-17.0%

Carbon Equipment	86	44	50.5%	26	9	34.6%	60	232.6%	35	385.3%
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	781	479	61.2%	2,678	967	36.1%	(1,897)	-70.8%	(488)	-50.5%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	868	522	60.2%	2,704	976	36.1%	(1,836)	-67.9%	(454)	-46.5%

Total Asia	14,269	6,395	44.8%	17,059	8,050	47.2%	(2,790)	-16.4%	(1,655)	-20.6%

Europe Carbon	44,176	15,456	35.0%	42,538	16,190	38.1%	1,638	3.8%	(734)	-4.5%
Europe Service	33,218	16,265	49.0%	36,516	16,054	44.0%	(3,298)	-9.0%	211	1.3%

Europe Carbon & Service	77,394	31,720	41.0%	79,054	32,244	40.8%	(1,660)	-2.1%	(524)	-1.6%

Europe Equipment	6,654	1,867	28.1%	7,681	1,571	20.5%	(1,027)	-13.4%	296	18.8%

CCI Europe	7,210	3,349	46.5%	10,010	4,241	42.4%	(2,800)	-28.0%	(892)	-21.0%
Charcoal/Liquid	30,037	7,549	25.1%	30,715	8,283	27.0%	(678)	-2.2%	(734)	-8.9%

Europe Consumer	37,247	10,898	29.3%	40,725	12,524	30.8%	(3,478)	-8.5%	(1,626)	-13.0%

Total Europe	121,294	44,485	36.7%	127,460	46,339	36.4%	(6,166)	-4.8%	(1,854)	-4.0%

CCC Totals	$334,788	$115,873	34.6%	$353,956	$134,396	38.0%	$(19,168)	-5.4%	$(18,523)	-13.8%

Attachment (A)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	YTD Actual			Prior YTD Actual			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$81,681	$26,279	32.2%	$91,802	$34,180	37.2%	$(10,121)	-11.0%	$(7,901)	-23.1%
Americas Service	69,458	24,295	35.0%	72,248	31,205	43.2%	(2,790)	-3.9%	(6,910)	-22.1%

Americas Carbon & Service	151,139	50,574	33.5%	164,050	65,385	39.9%	(12,911)	-7.9%	(14,811)	-22.7%

Carbon Equipment	15,061	3,580	23.8%	10,299	3,439	33.4%	4,762	46.2%	141	4.1%
UV	4,762	1,605	33.7%	6,022	2,307	38.3%	(1,260)	-20.9%	(702)	-30.4%
ISEP	8,397	2,934	34.9%	8,980	2,331	26.0%	(583)	-6.5%	603	25.9%
Municipal Odor	5,700	1,483	26.0%	3,644	785	21.5%	2,056	56.4%	698	88.9%
Solvent Recovery	9,340	2,853	30.5%	12,777	2,677	21.0%	(3,437)	-26.9%	176	6.6%

Americas Equipment	43,261	12,456	28.8%	41,722	11,539	27.7%	1,539	3.7%	917	7.9%

CCI US	1,030	698	67.8%	646	414	64.1%	384	59.4%	284	68.6%
Homewellness	3,794	1,265	33.3%	2,774	1,049	37.8%	1,020	36.8%	216	20.6%

Americas Consumer	4,824	1,963	40.7%	3,420	1,463	42.8%	1,404	41.1%	500	34.2%

Total Americas	199,225	64,993	32.6%	209,192	78,387	37.5%	(9,967)	-4.8%	(13,394)	-17.1%

Asia Carbon	13,272	5,753	43.3%	10,195	5,038	49.4%	3,077	30.2%	715	14.2%
Asia Service	129	121	93.3%	77	71	92.2%	52	67.7%	50	69.8%

Asia Carbon & Service	13,401	5,873	43.8%	10,272	5,109	49.7%	3,129	30.5%	764	15.0%

Carbon Equipment	86	44	50.5%	28	16	57.1%	58	208.8%	28	173.0%
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	781	479	61.2%	6,748	2,468	36.6%	(5,967)	-88.4%	(1,989)	-80.6%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	868	522	60.2%	6,776	2,484	36.7%	(5,908)	-87.2%	(1,962)	-79.0%

Total Asia	14,269	6,395	44.8%	17,048	7,593	44.5%	(2,779)	-16.3%	(1,198)	-15.8%

Europe Carbon	44,176	15,456	35.0%	37,940	14,374	37.9%	6,236	16.4%	1,082	7.5%
Europe Service	33,218	16,265	49.0%	33,238	16,046	48.3%	(20)	-0.1%	219	1.4%

Europe Carbon & Service	77,394	31,720	41.0%	71,178	30,420	42.7%	6,216		1,300

Europe Equipment	6,654	1,867	28.1%	6,968	1,831	26.3%	(314)	-4.5%	36	1.9%

CCI Europe	7,210	3,349	46.5%	7,022	2,853	40.6%	188	2.7%	496	17.4%
Charcoal/Liquid	30,037	7,549	25.1%	25,159	7,063	28.1%	4,878	19.4%	486	6.9%

Europe Consumer	37,247	10,898	29.3%	32,181	9,916	30.8%	5,066	15.7%	982	9.9%

Total Europe	121,294	44,485	36.7%	110,327	42,167	38.2%	10,967	9.9%	2,318	5.5%

CCC Totals	$334,788	$115,873	34.6%	$336,567	$128,147	38.1%	$(1,779)	-0.5%	$(12,274)	-9.6%

Attachment (A)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	QTR Actual			QTR Plan			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$20,479	$5,967	29.1%	$19,250	$7,360	38.2%	$1,229	6.4%	$(1,393)	-18.9%
Americas Service	18,065	5,524	30.6%	18,708	7,748	41.4%	(643)	-3.4%	(2,224)	-28.7%

Americas Carbon & Service	38,544	11,491	29.8%	37,958	15,108	39.8%	586	1.5%	(3,617)	-23.9%

Carbon Equipment	3,410	528	15.5%	3,974	1,055	26.5%	(564)	-14.2%	(527)	-50.0%
UV	999	322	32.2%	1,640	559	34.1%	(641)	-39.1%	(237)	-42.4%
ISEP	691	95	13.8%	694	221	31.8%	(3)	-0.4%	(126)	-56.9%
Municipal Odor	1,486	401	26.9%	1,334	379	28.4%	152	11.4%	22	5.7%
Solvent Recovery	1,916	707	36.9%	1,348	356	26.4%	568	42.1%	351	98.6%

Americas Equipment	8,502	2,053	24.1%	8,990	2,570	28.6%	(488)	-5.4%	(517)	-20.1%

CCI US	96	71	73.8%	259	130	50.2%	(163)	-62.9%	(59)	-45.5%
Homewellness	1,315	341	25.9%	2,315	815	35.2%	(1,000)	-43.2%	(474)	-58.2%

Americas Consumer	1,411	412	29.2%	2,574	945	36.7%	(1,163)	-45.2%	(533)	-56.4%

Total Americas	48,458	13,956	28.8%	49,522	18,623	37.6%	(1,064)	-2.1%	(4,667)	-25.1%

Asia Carbon	4,052	1,471	36.3%	3,712	1,596	43.0%	340	9.1%	(125)	-7.8%
Asia Service	31	22	71.8%	84	53	63.1%	(53)	-63.6%	(31)	-58.5%

Asia Carbon & Service	4,082	1,493	36.6%	3,796	1,649	43.4%	286	7.5%	(156)	-9.4%

Carbon Equipment	(1)	(12)	932.9%	—	—	—	(1)	—	(12)	—
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	283	186	65.7%	710	256	36.1%	(427)	-60.2%	(70)	-27.4%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	281	174	61.8%	710	256	36.1%	(429)	-60.4%	(82)	-32.1%

Total Asia	4,364	1,667	38.2%	4,506	1,905	42.3%	(142)	-3.2%	(238)	-12.5%

Europe Carbon	9,992	3,472	34.7%	11,363	4,401	38.7%	(1,371)	-12.1%	(929)	-21.1%
Europe Service	8,149	4,199	51.5%	9,357	4,056	43.3%	(1,208)	-12.9%	143	3.5%

Europe Carbon & Service	18,141	7,671	42.3%	20,720	8,457	40.8%	(2,579)	-12.4%	(786)	-9.3%

Europe Equipment	1,480	675	45.6%	2,186	420	19.2%	(706)	-32.3%	255	60.7%

CCI Europe	1,544	593	38.4%	3,452	1,481	42.9%	(1,908)	-55.3%	(888)	-60.0%
Charcoal/Liquid	4,146	1,225	29.5%	3,845	1,352	35.2%	301	7.8%	(127)	-9.4%

Europe Consumer	5,690	1,817	31.9%	7,297	2,833	38.8%	(1,607)	-22.0%	(1,016)	-35.8%

Total Europe	25,311	10,163	40.2%	30,203	11,710	38.8%	(4,892)	-16.2%	(1,547)	-13.2%

CCC Totals	$78,133	$25,786	33.0%	$84,231	$32,238	38.3%	$(6,098)	-7.2%	$(6,452)	-20.0%

Attachment (A)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	QTR Actual			Prior Year QTR			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$20,479	$5,967	29.1%	$20,733	$7,395	35.7%	$(254)	-1.2%	$(1,428)	-19.3%
Americas Service	18,065	5,524	30.6%	19,210	8,221	42.8%	(1,145)	-6.0%	(2,697)	-32.8%

Americas Carbon & Service	38,544	11,491	29.8%	39,943	15,616	39.1%	(1,399)	-3.5%	(4,125)	-26.4%

Carbon Equipment	3,410	528	15.5%	4,508	1,411	31.3%	(1,098)	-24.4%	(883)	-62.6%
UV	999	322	32.2%	1,474	631	42.8%	(475)	-32.2%	(309)	-48.9%
ISEP	691	95	13.8%	3,139	595	19.0%	(2,448)	-78.0%	(500)	-84.0%
Municipal Odor	1,486	401	26.9%	1,256	246	19.6%	230	18.3%	155	62.8%
Solvent Recovery	1,916	707	36.9%	2,982	579	19.4%	(1,066)	-35.8%	128	22.1%

Americas Equipment	8,502	2,053	24.1%	13,359	3,462	25.9%	(4,857)	-36.4%	(1,409)	-40.7%

CCI US	96	71	73.8%	93	61	65.6%	3	3.3%	10	16.2%
Homewellness	1,315	341	25.9%	1,527	606	39.7%	(212)	-13.9%	(265)	-43.8%

Americas Consumer	1,411	412	29.2%	1,620	667	41.2%	(209)	-12.9%	(255)	-38.3%

Total Americas	48,458	13,956	28.8%	54,922	19,745	36.0%	(6,464)	-11.8%	(5,789)	-29.3%

Asia Carbon	4,052	1,471	36.3%	3,192	1,309	41.0%	860	26.9%	162	12.4%
Asia Service	31	22	71.8%	21	15	71.4%	10	45.7%	7	46.6%

Asia Carbon & Service	4,082	1,493	36.6%	3,213	1,324	41.2%	869	27.1%	169	12.8%

Carbon Equipment	(1)	(12)	932.9%	16	9	56.3%	(17)	-108.0%	(21)	-232.4%
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	283	186	65.7%	512	62	12.1%	(229)	-44.8%	124	199.6%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	281	174	61.8%	528	71	13.4%	(247)	-46.7%	103	144.8%

Total Asia	4,364	1,667	38.2%	3,741	1,395	37.3%	623	16.6%	272	19.5%

Europe Carbon	9,992	3,472	34.7%	10,294	3,792	36.8%	(302)	-2.9%	(320)	-8.4%
Europe Service	8,149	4,199	51.5%	8,176	4,747	58.1%	(27)	-0.3%	(548)	-11.5%

Europe Carbon & Service	18,141	7,671	42.3%	18,470	8,539	46.2%	(329)	-1.8%	(868)	-10.2%

Europe Equipment	1,480	675	45.6%	1,670	537	32.2%	(190)	-11.4%	138	25.6%

CCI Europe	1,544	593	38.4%	2,007	895	44.6%	(463)	-23.1%	(302)	-33.8%
Charcoal/Liquid	4,146	1,225	29.5%	4,391	1,356	30.9%	(245)	-5.6%	(131)	-9.7%

Europe Consumer	5,690	1,817	31.9%	6,398	2,251	35.2%	(708)	-11.1%	(434)	-19.3%

Total Europe	25,311	10,163	40.2%	26,538	11,327	42.7%	(1,227)	-4.6%	(1,164)	-10.3%

CCC Totals	$78,133	$25,786	33.0%	$85,201	$32,467	38.1%	$(7,068)	-8.3%	$(6,681)	-20.6%

Attachment (A)

Calgon Carbon Corporation

Segment Data - Continuing Operations:

Segment Sales	4Q05	4Q04	YTD 2005	YTD 2004

Carbon and Service	60,767	61,626	241,934	245,500
Equipment	7,536	11,489	36,867	39,936
Consumer	2,956	3,626	12,034	10,441

Total Sales (thousands)	$71,259	$76,741	$290,835	$295,877

Segment Operating Income (loss)*	4Q05	4Q04	YTD 2005	YTD 2004

Carbon and Service	2,637	7,337	16,009	32,317
Equipment	(3,049)	(688)	(5,255)	(2,209)
Consumer	(315)	546	(302)	(98)

Total Income (Loss) from continuing operations (thousands)	$(727)	$7,195	$10,452	$30,010

* Before depreciation, amortization, and restructuring charges

Attachment (A)

CALGON  CARBON  CORPORATION
INCOME  STATEMENT  - CONSOLIDATED
DECEMBER, 2005 - RESTATED

	CURRENT MONTH						YEAR TO DATE

$(000’S)	ACTUAL		PLAN		PRIOR YEAR		ACTUAL		PLAN		PRIOR YEAR

	$	%	$	%	$	%	$	%	$	%	$	%

NET SALES	$26,284	100.0	$25,402	100.0	$27,602	100.0	$334,788	100.0	$353,956	100.0	$336,567	100.0
COST OF SALES (AT STANDARD)	18,247	69.4	15,733	61.9	17,100	62.0	218,915	65.4	219,560	62.0	208,420	61.9

VARIABLE PRODUCT GROSS MARGIN @ STD.	8,037	30.6	9,669	38.1	10,502	38.0	115,873	34.6	134,396	38.0	128,147	38.1

VARIANCES	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

VARIABLE PRODUCT GROSS MARGIN @ ACT.	8,037	30.6	9,669	38.1	10,502	38.0	115,873	34.6	134,396	38.0	128,147	38.1

PERIOD COSTS
PLANT OVERHEAD	1,432	5.4	1,615	6.4	1,534	5.6	18,050	5.4	19,212	5.4	20,462	6.1
PRODUCTION SERVICE EXPENSE	1,238	4.7	1,054	4.1	991	3.6	13,013	3.9	12,866	3.6	11,570	3.4
STD’S PROVISION / LIFO PROVISION	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
TOTAL	2,670	10.2	2,669	10.5	2,525	9.1	31,063	9.3	32,078	9.1	32,032	9.5
DEPRECIATION EXPENSE	1,269	4.8	1,529	6.0	2,071	7.5	20,099	6.0	20,748	5.9	21,013	6.2

GROSS MARGIN	4,098	15.6	5,471	21.5	5,906	21.4	64,711	19.3	81,570	23.0	75,102	22.3

OPERATING EXPENSES
SELLING EXPENSE	1,272	4.8	1,687	6.6	1,707	6.2	17,561	5.2	19,886	5.6	20,414	6.1
MARKETING EXPENSE	479	1.8	439	1.7	237	0.9	4,650	1.4	4,861	1.4	4,536	1.3
MANUFACTURING/ENGINEERING EXPENSE	402	1.5	346	1.4	506	1.8	5,715	1.7	4,246	1.2	5,270	1.6
RESEARCH AND DEVELOPMENT EXPENSE	439	1.7	344	1.4	345	1.2	4,506	1.3	4,259	1.2	3,801	1.1
GENERAL AND ADMINISTRATIVE	4,233	16.1	2,566	10.1	2,129	7.7	36,223	10.8	29,658	8.4	28,093	8.3
EMPLOYEE GROWTH SHARING PLAN	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
TOTAL	6,825	26.0	5,382	21.2	4,924	17.8	68,655	20.5	62,910	17.8	62,114	18.5

OPERATING INCOME BEF RESTRUCT. CHARGE	(2,727)	(10.4)	89	0.4	982	3.6	(3,944)	(1.2)	18,660	5.3	12,988	3.9

RESTRUCTURING CHARGE	(17)	(0.1)	0	0.0	0	0.0	2,570	0.8	0	0.0	0	0.0

OPERATING INCOME	(2,710)	(10.3)	89	0.4	982	3.6	(6,514)	(1.9)	18,660	5.3	12,988	3.9

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
NET FOREIGN EXCHANGE	(52)	(0.2)	0	0.0	72	0.3	(139)	(0.0)	0	0.0	(1,002)	(0.3)
OTHER	(603)	(2.3)	(352)	(1.4)	(265)	(1.0)	(3,919)	(1.2)	(3,909)	(1.1)	(4,282)	(1.3)
TOTAL	(655)	(2.5)	(352)	(1.4)	(193)	(0.7)	(4,058)	(1.2)	(3,909)	(1.1)	(5,284)	(1.6)

INCOME BEFORE INTEREST AND TAXES	(3,365)	(12.8)	(263)	(1.0)	789	2.9	(10,572)	(3.2)	14,751	4.2	7,704	2.3

INTEREST (INCOME) EXPENSE
(INCOME)	(83)	(0.3)	(50)	(0.2)	(62)	(0.2)	(719)	(0.2)	(600)	(0.2)	(697)	(0.2)
EXPENSE	416	1.6	392	1.5	343	1.2	4,891	1.5	4,446	1.3	3,409	1.0
TOTAL	333	1.3	342	1.3	281	1.0	4,172	1.2	3,846	1.1	2,712	0.8

INCOME BEFORE TAXES	(3,698)	(14.1)	(605)	(2.4)	508	1.8	(14,744)	(4.4)	10,905	3.1	4,992	1.5

TAX PROVISION	(1,404)	(5.3)	(122)	(0.5)	(371)	(1.3)	(8,053)	(2.4)	3,138	0.9	170	0.1

INCOME BEF MINORITY INTEREST & EQUITY INCOME(LOSS)	(2,294)	(8.7)	(483)	(1.9)	879	3.2	(6,691)	(2.0)	7,768	2.2	4,822	1.4

EQUITY IN INCOME (LOSS)	(1,796)	(6.8)	155	0.6	70	0.3	(725)	(0.2)	723	0.2	1,000	0.3

MINORITY INTEREST	0	0.0	(1)	(0.0)	16	0.1	0	0.0	(21)	(0.0)	66	0.0

INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	(4,090)	(15.6)	(329)	(1.3)	965	3.5	(7,416)	(3.4)	8,470	3.9	5,888	2.8

CUMUL EFFECT CHANGE IN ACCOUNTING PRINCIPLE	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

NET INCOME	$(4,090)	(15.6)	$(329)	(1.3)	$965	3.5	$(7,416)	(2.2)	$8,470	2.4	$5,888	1.7

NET INCOME PER SHARE BEF CHANGE ACCTG PRINC.	$(0.10)		$(0.01)		$0.02		$(0.19)		$0.22		$0.15

CUMULATIVE EFFECT CHANGE ACCTG PRINC.	$0.00		$0.00		$0.00		$0.00		$0.00		$0.00

ADJUSTED NET INCOME PER SHARE	$(0.10)		$(0.01)		$0.02		$(0.19)		$0.22		$0.15

Attachment (A)

CALGON  CARBON  CORPORATION
CONSOLIDATING  INCOME  STATEMENT  - MONTH
DECEMBER, 2005 - RESTATED

$(000’S)	CALG CARB PARENT	BSC COLUMBUS	CCC DISTRIBUTION	CCOT CANADA	CCC COLUMBUS	C.C. INVESTMENTS	CANADA TRAD’L	AST	C.C. ASIA	DATONG CARBON

NET SALES
TRADE	$17,470	$0	$0	$0	$0	$0	$498	$0	$0	$0
AFFILIATES	1,508	0	455	0	0	0	0	0	0	598

TOTAL	18,978	0	455	0	0	0	498	0	0	598

COST OF SALES (@STD)	14,103	0	421	0	0	0	594	0	0	474

VARIABLE PGM @ STD	4,875	0	34	0	0	0	(96)	0	0	124

VARIANCES	160	0	0	0	0	0	0	0	0	0

VARIABLE PGM @ ACTUAL	4,715	0	34	0	0	0	(96)	0	0	124

PERIOD COSTS
PLANT OVERHEAD	1,029	0	0	0	0	0	0	0	0	69
PRODUCTION SERVICE EXP	1,047	0	0	0	0	0	0	0	0	0
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0	0	0
TOTAL	2,076	0	0	0	0	0	0	0	0	69
DEPRECIATION EXPENSE	1,060	1	0	0	1	0	0	0	0	(79)

GROSS MARGIN	1,579	(1)	34	0	(1)	0	(96)	0	0	134

OPERATING EXPENSES
SELLING EXPENSE	962	0	0	0	0	0	82	0	(2)	0
MARKETING EXPENSE	407	0	0	0	0	0	0	0	0	0
MANUFACT/ENG EXPENSE	331	0	0	0	0	0	0	0	0	0
R&D EXPENSE	413	0	0	0	0	0	0	0	0	0
G&A EXPENSE	3,650	0	0	0	0	0	0	0	0	34
EGSP	0	0	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	18	0	0	0	0	6	0	0	0	0
TOTAL	5,781	0	0	0	0	6	82	0	(2)	34

OPER INC BEF RESTRUCTING	(4,202)	(1)	34	0	(1)	(6)	(178)	0	2	100

RESTRUCTURING CHARGE	(17)	0	0	0	0	0	0	0	0	0

OPERATING INCOME	(4,185)	(1)	34	0	(1)	(6)	(178)	0	2	100

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	5	0	0	0	0	0	(9)	0	0	0
OTHER	(63)	(1)	0	0	(2)	(18)	59	0	0	1
INTERCOMPANY	3	0	0	0	0	45	0	0	0	0
TOTAL	(55)	(1)	0	0	(2)	27	50	0	0	1

INCOME BEF INT & TAXES	(4,240)	(2)	34	0	(3)	21	(128)	0	2	101

INTEREST (INCOME) EXPENSE (INCOME)	(10)	0	0	0	0	0	(10)	0	0	(1)
EXPENSE	452	0	0	0	0	0	0	0	0	0
INTERCOMPANY	1,029	0	0	0	0	(1,145)	0	0	0	0
TOTAL	1,471	0	0	0	0	(1,145)	(10)	0	0	(1)

INCOME BEFORE TAXES	(5,711)	(2)	34	0	(3)	1,166	(118)	0	2	102

TAX PROVISION	(1,705)	0	0	0	0	0	(98)	0	(1)	0

INCOME BEF MIN INT & EQTY INC	(4,006)	(2)	34	0	(3)	1,166	(20)	0	3	102

EQUITY IN INCOME (LOSS)	0	0	0	0	0	0	0	0	0	0

MINORITY INTEREST	0	0	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	(4,006)	(2)	34	0	(3)	1,166	(20)	0	3	102

CUML EFFECT CHG ACCTG PRIN	0	0	0	0	0	0	0	0	0	0

NET INCOME	$(4,006)	$(2)	$34	$0	$(3)	$1,166	$(20)	$0	$3	$102

$(000’S)	C.C. TIANJIN LTD	CALGON MITSUBISHI	ELIM’S	TOTAL DOMESTIC	TOTAL EUROPE			TOTAL EUROPE	Elim’s	TOTAL CONSOL.

NET SALES
TRADE	$76	$0	$0	$18,044	$8,240	$(213,494)	$(121,294)	$121,294	$0	$26,284
AFFILIATES	818	0	(2,049)	1,330	304	(18,205)	(4,785)	4,785	(1,634)	0

TOTAL	894	0	(2,049)	19,374	8,544	(231,699)	(126,079)	126,079	(1,634)	26,284

COST OF SALES (@ STD)	769	155	(1,806)	14,710	4,788	(156,628)	(80,306)	80,306	(1,251)	18,247

VARIABLE PGM @ STD	125	(155)	(243)	4,664	3,756	(75,071)	(45,773)	45,773	(383)	8,037

VARIANCES	125	0	(243)	42	341	(736)	(4,235)	4,235	(383)	0

VARIABLE PGM @ ACTUAL	0	(155)	0	4,622	3,415	(74,335)	(41,538)	41,538	0	8,037

PERIOD COSTS
PLANT OVERHEAD	(9)	0	0	1,089	343	(11,488)	(6,562)	6,562	0	1,432
PRODUCTION SERVICE EXP	19	0	0	1,066	172	(10,261)	(2,752)	2,752	0	1,238
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0	0	0
TOTAL	10	0	0	2,155	515	(21,749)	(9,314)	9,314	0	2,670
DEPRECIATION EXPENSE	14	0	0	997	272	(15,910)	(4,189)	4,189	0	1,269

GROSS MARGIN	(24)	(155)	0	1,470	2,628	(36,676)	(28,035)	28,035	0	4,098

OPERATING EXPENSES
SELLING EXPENSE	8	0	0	1,050	222	(12,476)	(5,085)	5,085	0	1,272
MARKETING EXPENSE	0	0	0	407	72	(3,483)	(1,167)	1,167	0	479
MANUFACT/ENG EXPENSE	0	0	0	331	71	(4,704)	(1,011)	1,011	0	402
R&D EXPENSE	0	0	0	413	26	(4,153)	(353)	353	0	439
G&A EXPENSE	65	0	0	3,749	484	(28,952)	(7,271)	7,271	0	4,233
EGSP	0	0	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	0	0	0	24	(24)	1,780	(1,780)	1,780	0	0
TOTAL	73	0	0	5,974	851	(51,988)	(16,667)	16,667	0	6,825

OPER INC BEF RESTRUCTING	(97)	(155)	0	(4,504)	1,777	15,312	(11,368)	11,368	0	(2,727)

RESTRUCTURING CHARGE	0	0	0	(17)	0	(2,566)	(4)	4	0	(17)

OPERATING INCOME	(97)	(155)	0	(4,487)	1,777	17,878	(11,364)	11,364	0	(2,710)

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	(1)	0	0	(5)	(47)	97	42	(42)	0	(52)
OTHER	(1)	0	0	(25)	(578)	2,663	1,256	(1,256)	0	(603)
INTERCOMPANY	0	0	0	48	(48)	(529)	529	(529)	0	0
TOTAL	(2)	0	0	18	(673)	2,231	1,827	(1,827)	0	(655)

INCOME BEF INT & TAXES	(99)	(155)	0	(4,469)	1,104	20,109	(9,537)	9,537	0	(3,365)

INTEREST (INCOME) EXPENSE (INCOME)	0	0	0	(21)	(62)	333	386	(386)	0	(83)
EXPENSE	0	0	0	452	(36)	(4,351)	(540)	540	0	416
INTERCOMPANY	0	0	0	(116)	116	500	(500)	500	0	0
TOTAL	0	0	0	315	18	(3,518)	(654)	654	0	333

INCOME BEFORE TAXES	(99)	(155)	0	(4,784)	1,086	23,627	(8,883)	8,883	0	(3,698)

TAX PROVISION	0	0	0	(1,804)	400	11,145	(3,092)	3,092	0	(1,404)

INCOME BEF MIN INT & EQTY INC	(99)	(155)	0	(2,980)	686	12,482	(5,791)	5,791	0	(2,294)

EQUITY IN INCOME (LOSS)	0	(1,799)	3	(1,796)	0	725	0	0	0	(1,796)

MINORITY INTEREST	0	0	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	(99)	(1,954)	3	(4,776)	686	13,207	(5,791)	5,791	0	(4,090)

CUML EFFECT CHG ACCTG PRIN	0	0	0	0	0	0	0	0	0	0

NET INCOME	$(99)	$(1,954)	$3	$(4,776)	$686	$0	$0	$0	$0	$(4,090)

Attachment (A)

CALGON CARBON CORPORATION
INCOME STATEMENT - CONSOLIDATED
DECEMBER, 2005 - RESTATED

	THREE MONTHS ENDED						YEAR TO DATE

	ACTUAL		PLAN		PRIOR YEAR		ACTUAL		PLAN		PRIOR YEAR

$(000’S)	$	%	$	%	$	%	$	%	$	%	$	%

NET SALES	$78,133	100.0	$84,231	100.0	$85,201	100.0	$334,788	100.0	$353,956	100.0	$336,567	100.0
COST OF SALES (AT STANDARD)	52,347	67.0	51,993	61.7	52,734	61.9	218,915	65.4	219,560	62.0	208,420	61.9

VARIABLE PRODUCT GROSS MARGIN @ STD.	25,786	33.0	32,238	38.3	32,467	38.1	115,873	34.6	134,396	38.0	128,147	38.1

VARIANCES	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

VARIABLE PRODUCT GROSS MARGIN @ ACT.	25,786	33.0	32,238	38.3	32,467	38.1	115,873	34.6	134,396	38.0	128,147	38.1

PERIOD COSTS
PLANT OVERHEAD	4,270	5.5	4,727	5.6	5,192	6.1	18,050	5.4	19,212	5.4	20,462	6.1
PRODUCTION SERVICE EXPENSE	3,405	4.4	3,166	3.8	2,903	3.4	13,013	3.9	12,866	3.6	11,570	3.4
STD’S PROVISION / LIFO PROVISION	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
TOTAL	7,675	9.8	7,893	9.4	8,095	9.5	31,063	9.3	32,078	9.1	32,032	9.5
DEPRECIATION EXPENSE	4,710	6.0	4,990	5.9	5,750	6.7	20,099	6.0	20,748	5.9	21,013	6.2

GROSS MARGIN	13,401	17.2	19,355	23.0	18,622	21.9	64,711	19.3	81,570	23.0	75,102	22.3

OPERATING EXPENSES
SELLING EXPENSE	4,332	5.5	4,979	5.9	5,246	6.2	17,561	5.2	19,886	5.6	20,414	6.1
MARKETING EXPENSE	1,259	1.6	1,167	1.4	1,106	1.3	4,650	1.4	4,861	1.4	4,536	1.3
MANUFACTURING/ENGINEERING EXPENSE	1,094	1.4	1,044	1.2	1,446	1.7	5,715	1.7	4,246	1.2	5,270	1.6
RESEARCH AND DEVELOPMENT EXPENSE	1,193	1.5	1,043	1.2	973	1.1	4,506	1.3	4,259	1.2	3,801	1.1
GENERAL AND ADMINISTRATIVE	9,798	12.5	7,739	9.2	7,514	8.8	36,223	10.8	29,658	8.4	28,093	8.3
EMPLOYEE GROWTH SHARING PLAN	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
TOTAL	17,676	22.6	15,972	19.0	16,285	19.1	68,655	20.5	62,910	17.8	62,114	18.5

OPERATING INCOME BEF RESTRUCT. CHARGE	(4,275)	(5.5)	3,383	4.0	2,337	2.7	(3,944)	(1.2)	18,660	5.3	12,988	3.9

RESTRUCTURING CHARGE	(11)	(0.0)	0	0.0	0	0.0	2,570	0.8	0	0.0	0	0.0

OPERATING INCOME	(4,264)	(5.5)	3,383	4.0	2,337	2.7	(6,514)	(1.9)	18,660	5.3	12,988	3.9

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
NET FOREIGN EXCHANGE	2	0.0	0	0.0	(124)	(0.1)	(139)	(0.0)	0	0.0	(1,002)	(0.3)
OTHER	(1,338)	(1.7)	(1,047)	(1.2)	(1,028)	(1.2)	(3,919)	(1.2)	(3,909)	(1.1)	(4,282)	(1.3)
TOTAL	(1,336)	(1.7)	(1,047)	(1.2)	(1,152)	(1.4)	(4,058)	(1.2)	(3,909)	(1.1)	(5,284)	(1.6)

INCOME BEFORE INTEREST AND TAXES	(5,600)	(7.2)	2,336	2.8	1,185	1.4	(10,572)	(3.2)	14,751	4.2	7,704	2.3

INTEREST (INCOME) EXPENSE (INCOME)	(161)	(0.2)	(150)	(0.2)	(168)	(0.2)	(719)	(0.2)	(600)	(0.2)	(697)	(0.2)
EXPENSE	1,313	1.7	1,163	1.4	977	1.1	4,891	1.5	4,446	1.3	3,409	1.0
TOTAL	1,152	1.5	1,013	1.2	809	0.9	4,172	1.2	3,846	1.1	2,712	0.8

INCOME BEFORE TAXES	(6,752)	(8.6)	1,323	1.6	376	0.4	(14,744)	(4.4)	10,905	3.1	4,992	1.5

TAX PROVISION	(2,847)	(3.6)	432	0.5	(376)	(0.4)	(8,053)	(2.4)	3,138	0.9	170	0.1

INCOME BEF MINORITY INTEREST & EQUITY INCOME(LOSS)	(3,905)	(5.0)	891	1.1	752	0.9	(6,691)	(2.0)	7,768	2.2	4,822	1.4

EQUITY IN INCOME (LOSS)	(1,745)		277		152		(725)		723		1,000

MINORITY INTEREST	0	0.0	(4)	(0.0)	18	0.0	0	0.0	(21)	(0.0)	66	0.0

INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	(5,650)	(7.2)	1,164	1.4	922	1.1	(7,416)	(2.2)	8,470	2.4	5,888	1.7

CUMUL EFFECT CHANGE IN ACCOUNTING PRINCIPLE	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

NET INCOME	$(5,650)	(7.2)	$1,164	1.4	$922	1.1	$(7,416)	(2.2)	$8,470	2.4	$5,888	1.7

NET INCOME PER SHARE BEF CHANGE ACCTG PRINC.	$(0.14)		$0.03		$0.02		$(0.19)		$0.22		$0.15

CUMULATIVE EFFECT CHANGE ACCTG PRINC.	$0.00		$0.00		$0.00		$0.00		$0.00		$0.00

NET INCOME PER SHARE	$(0.14)		$0.03		$0.02		$(0.19)		$0.22		$0.15

Attachment (A)

CALGON CARBON CORPORATION
CONSOLIDATING INCOME STATEMENT - YEAR TO DATE
DECEMBER, 2005 - RESTATED

$(000’S)	CALG CARB PARENT	BSC COLUMBUS	CCC DISTRIBUTION	CCOT CANADA	CCC COLUMBUS	C.C. INVESTMENTS	CANADA TRAD’L	AST	C.C. ASIA

NET SALES
TRADE	$205,552	$0	$0	$0	$0	$0	$7,424	$0	$0
AFFILIATES	20,529	0	5,131	0	0	0	0	0	0

TOTAL	226,081	0	5,131	0	0	0	7,424	0	0

COST OF SALES (@ STD)	152,425	0	5,181	0	0	0	5,663	0	0

VARIABLE PGM @ STD	73,656	0	(50)	0	0	0	1,761	0	0

VARIANCES	2,240	0	0	0	0	0	0	0	0

VARIABLE PGM@ACTUAL	71,416	0	(50)	0	0	0	1,761	0	0

PERIOD COSTS
PLANT OVERHEAD	11,279	0	0	0	0	0	0	0	0
PRODUCTION SERVICE EXP	10,162	0	0	0	0	0	0	0	0
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0	0
TOTAL	21,441	0	0	0	0	0	0	0	0
DEPRECIATION EXPENSE	15,314	11	0	0	15	0	0	0	0

GROSS MARGIN	34,661	(11)	(50)	0	(15)	0	1,761	0	0

OPERATING EXPENSES
SELLING EXPENSE	11,513	0	0	0	0	(6)	914	0	(17)
MARKETING EXPENSE	3,483	0	0	0	0	0	0	0	0
MANUFACT/ENG EXPENSE	4,704	0	0	0	0	0	0	0	0
R&D EXPENSE	4,153	0	0	0	0	0	0	0	0
G&A EXPENSE	28,409	0	0	0	0	0	0	0	0
EGSP	0	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	(1,932)	0	0	0	0	70	82	0	0
TOTAL	50,330	0	0	0	0	64	996	0	(17)

OPER INC BEF RESTRUCTING	(15,669)	(11)	(50)	0	(15)	(64)	765	0	17

RESTRUCTURING CHARGE	2,566	0	0	0	0	0	0	0	0

OPERATING INCOME	(18,235)	(11)	(50)	0	(15)	(64)	765	0	17

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	15	0	0	0	0	0	(95)	0	0
OTHER	(2,688)	222	0	0	(16)	(208)	27	0	0
INTERCOMPANY	5	0	0	0	0	524	0	0	0
TOTAL	(2,668)	222	0	0	(16)	316	(68)	0	0

INCOME BEF INT & TAXES	(20,903)	211	(50)	0	(31)	252	697	0	17

INTEREST (INCOME) EXPENSE
(INCOME)	(319)	0	0	0	0	0	(12)	0	0
EXPENSE	4,351	0	0	0	0	0	0	0	0
INTERCOMPANY	11,892	0	0	0	0	(12,392)	0	0	0
TOTAL	15,924	0	0	0	0	(12,392)	(12)	0	0

INCOME BEFORE TAXES	(36,827)	211	(50)	0	(31)	12,644	709	0	17

TAX PROVISION	(11,391)	0	0	0	0	0	247	0	(1)

INCOME BEF MIN INT & EQTY INC	(25,436)	211	(50)	0	(31)	12,644	462	0	18

EQUITY IN INCOME (LOSS)

MINORITY INTEREST	0	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	(25,436)	211	(50)	0	(31)	12,644	462	0	18

CUML EFFECT CHG ACCTG PRIN

NET INCOME	$(25,436)	$211	$(50)	$0	$(31)	$12,644	$462	$0	$18

$(000’S)	DATONG CARBON	C.C. TIANJIN LTD	CALGON MITSUBISHI	ELIM’S	TOTAL DOMESTIC	TOTAL EUROPE	Elim’s	TOTAL CONSOL.

NET SALES
TRADE	$0	$518	$0		$213,494	$121,294		$334,788
AFFILIATES	5,152	10,729	0	(23,336)	18,205	4,785	(22,990)	0

TOTAL	5,152	11,247	0	(23,336)	231,699	126,079	(22,990)	334,788

COST OF SALES (@ STD)	4,202	9,917	122	(20,882)	156,628	80,306	(18,019)	218,915

VARIABLE PGM @ STD	950	1,330	(122)	(2,454)	75,071	45,773	(4,971)	115,873

VARIANCES	0	950	0	(2,454)	736	4,235	(4,971)	0

VARIABLE PGM@ACTUAL	950	380	(122)	0	74,335	41,538	0	115,873

PERIOD COSTS
PLANT OVERHEAD	157	52	0		11,488	6,562		18,050
PRODUCTION SERVICE EXP	0	99	0		10,261	2,752		13,013
STD’S REVISION / LIFO PROVISION	0	0	0		0	0		0
TOTAL	157	151	0		21,749	9,314	0	31,063
DEPRECIATION EXPENSE	441	129	0		15,910	4,189		20,099

GROSS MARGIN	352	100	(122)	0	36,676	28,035	0	64,711

OPERATING EXPENSES
SELLING EXPENSE	0	72	0		12,476	5,085		17,561
MARKETING EXPENSE	0	0	0		3,483	1,167		4,650
MANUFACT/ENG EXPENSE	0	0	0		4,704	1,011		5,715
R&D EXPENSE	0	0	0		4,153	353		4,506
G&A EXPENSE	158	385	0		28,952	7,271		36,223
EGSP	0	0	0		0	0		0
ALLOCATED EXPENSES	0	0	0		(1,780)	1,780		0
TOTAL	158	457	0	0	51,988	16,667	0	68,655

OPER INC BEF RESTRUCTING	194	(357)	(122)	0	(15,312)	11,368	0	(3,944)

RESTRUCTURING CHARGE	0	0	0		2,566	4		2,570

OPERATING INCOME	194	(357)	(122)	0	(17,878)	11,364	0	(6,514)

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0			0	0		0
NET FOREIGN EXCHANGE	0	(17)	0		(97)	(42)		(139)
OTHER	(1)	1	0	0	(2,663)	(1,256)		(3,919)
INTERCOMPANY	0	0	0	0	529	(529)		0
TOTAL	(1)	(16)	0	0	(2,231)	(1,827)	0	(4,058)

INCOME BEF INT & TAXES	193	(373)	(122)	0	(20,109)	9,537	0	(10,572)

INTEREST (INCOME) EXPENSE
(INCOME)	(1)	(1)	0		(333)	(386)		(719)
EXPENSE	0	0	0		4,351	540		4,891
INTERCOMPANY	0	0	0		(500)	500		0
TOTAL	(1)	(1)	0	0	3,518	654	0	4,172

INCOME BEFORE TAXES	194	(372)	(122)	0	(23,627)	8,883	0	(14,744)

TAX PROVISION	0	0	0		(11,145)	3,092		(8,053)

INCOME BEF MIN INT & EQTY INC	194	(372)	(122)	0	(12,482)	5,791	0	(6,691)

EQUITY IN INCOME (LOSS)			(725)	0	(725)	0		(725)

MINORITY INTEREST	0	0	0	0	0	0		0

INCOME BEF CHG ACCT PRINCIPLE	194	(372)	(847)	0	(13,207)	5,791	0	(7,416)

CUML EFFECT CHG ACCTG PRIN					0	0		0

NET INCOME	$194	$(372)	$(847)	$0	$(13,207)	$5,791	$0	$(7,416)

Attachment (A)

CALGON  CARBON  CORPORATION
CONSOLIDATING  INCOME  STATEMENT
4TH QUARTER, 2005 - RESTATED

$(000’S)	CALG CARB PARENT	BSC COLUMBUS	CCC DISTRIBUTION	CCOT CANADA	CCC COLUMBUS	C.C. INVESTMENTS	CANADA TRAD’L	AST	C.C. ASIA

NET SALES
TRADE	$50,892	$0	$0	$0	$0	$0	$1,789	$0	$0
AFFILIATES	4,086	0	1,302	0	0	0	0	0	0

TOTAL	54,978	0	1,302	0	0	0	1,789	0	0

COST OF SALES (@ STD)	38,657	0	1,222	0	0	0	1,457	0	0

VARIABLE PGM @ STD	16,321	0	80	0	0	0	332	0	0

VARIANCES	561	0	0	0	0	0	0	0	0

VARIABLE PGM@ACTUAL	15,760	0	80	0	0	0	332	0	0

PERIOD COSTS
PLANT OVERHEAD	2,785	0	0	0	0	0	0	0	0
PRODUCTION SERVICE EXP	2,703	0	0	0	0	0	0	0	0
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0	0
TOTAL	5,488	0	0	0	0	0	0	0	0
DEPRECIATION EXPENSE	3,605	3	0	0	4	0	0	0	0

GROSS MARGIN	6,667	(3)	80	0	(4)	0	332	0	0

OPERATING EXPENSES
SELLING EXPENSE	2,971	0	0	0	0	0	239	0	(5)
MARKETING EXPENSE	1,075	0	0	0	0	0	0	0	0
MANUFACT/ENG EXPENSE	836	0	0	0	0	0	0	0	0
R&D EXPENSE	1,108	0	0	0	0	0	0	0	0
G&A EXPENSE	7,981	0	0	0	0	0	0	0	0
EGSP	0	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	(336)	0	0	0	0	18	14	0	0
TOTAL	13,635	0	0	0	0	18	253	0	(5)

OPER INC BEF RESTRUCTING	(6,968)	(3)	80	0	(4)	(18)	79	0	5

RESTRUCTURING CHARGE	(11)	0	0	0	0	0	0	0	0

OPERATING INCOME	(6,957)	(3)	80	0	(4)	(18)	79	0	5

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	14	0	0	0	0	0	(10)	0	0
OTHER	(665)	(4)	0	0	(5)	(52)	57	0	0
INTERCOMPANY	3	0	0	0	0	128	0	0	0
TOTAL	(648)	(4)	0	0	(5)	76	47	0	0

INCOME BEF INT & TAXES	(7,605)	(7)	80	0	(9)	58	126	0	5

INTEREST (INCOME) EXPENSE
(INCOME)	(55)	0	0	0	0	0	(10)	0	0
EXPENSE	1,262	0	0	0	0	0	0	0	0
INTERCOMPANY	3,230	0	0	0	0	(3,346)	0	0	0
TOTAL	4,437	0	0	0	0	(3,346)	(10)	0	0

INCOME BEFORE TAXES	(12,042)	(7)	80	0	(9)	3,404	136	0	5

TAX PROVISION	(3,473)	0	0	0	0	0	(131)	0	(1)

INCOME BEF MIN INT & EQTY INC	(8,569)	(7)	80	0	(9)	3,404	267	0	6

EQUITY IN INCOME (LOSS)	0	0	0	0	0	0	0	0	0

MINORITY INTEREST	0	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	(8,569)	(7)	80	0	(9)	3,404	267	0	6

CUML EFFECT CHG ACCTG PRIN	0	0	0	0	0	0	0	0	0

NET INCOME	$(8,569)	$(7)	$80	$0	$(9)	$3,404	$267	$0	$6

$(000’S)	DATONG CARBON	C.C. TIANJIN LTD	CALGON MITSUBISHI	ELIM’S	TOTAL DOMESTIC	TOTAL EUROPE	Elim’s	TOTAL CONSOL.

NET SALES
TRADE	$0	$141	$0	$0	$52,822	$25,311	$0	$78,133
AFFILIATES	1,775	3,308	0	(6,790)	3,681	784	(4,465)	0

TOTAL	1,775	3,449	0	(6,790)	56,503	26,095	(4,465)	78,133

COST OF SALES (@ STD)	1,406	3,004	291	(5,949)	40,088	15,837	(3,578)	52,347

VARIABLE PGM @ STD	369	445	(291)	(841)	16,415	10,258	(887)	25,786

VARIANCES	0	369	0	(841)	89	798	(887)	0

VARIABLE PGM@ACTUAL	369	76	(291)	0	16,326	9,460	0	25,786

PERIOD COSTS
PLANT OVERHEAD	89	19	0	0	2,893	1,377	0	4,270
PRODUCTION SERVICE EXP	0	48	0	0	2,751	654	0	3,405
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0
TOTAL	89	67	0	0	5,644	2,031	0	7,675
DEPRECIATION EXPENSE	161	35	0	0	3,808	902	0	4,710

GROSS MARGIN	119	(26)	(291)	0	6,874	6,527	0	13,401

OPERATING EXPENSES
SELLING EXPENSE	0	24	0	0	3,229	1,103	0	4,332
MARKETING EXPENSE	0	0	0	0	1,075	184	0	1,259
MANUFACT/ENG EXPENSE	0	0	0	0	836	258	0	1,094
R&D EXPENSE	0	0	0	0	1,108	85	0	1,193
G&A EXPENSE	54	132	0	0	8,167	1,631	0	9,798
EGSP	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	0	0	0	0	(304)	304	0	0
TOTAL	54	156	0	0	14,111	3,565	0	17,676

OPER INC BEF RESTRUCTING	65	(182)	(291)	0	(7,237)	2,962	0	(4,275)

RESTRUCTURING CHARGE	0	0	0	0	(11)	0	0	(11)

OPERATING INCOME	65	(182)	(291)	0	(7,226)	2,962	0	(4,264)

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	0	(4)	0	0	0	2	0	2
OTHER	2	2	0	0	(665)	(673)	0	(1,338)
INTERCOMPANY	0	0	0	0	131	(131)	0	0
TOTAL	2	(2)	0	0	(534)	(802)	0	(1,336)

INCOME BEF INT & TAXES	67	(184)	(291)	0	(7,760)	2,160	0	(5,600)

INTEREST (INCOME) EXPENSE
(INCOME)	(1)	0	0	0	(66)	(95)	0	(161)
EXPENSE	0	0	0	0	1,262	51	0	1,313
INTERCOMPANY	0	0	0	0	(116)	116	0	0
TOTAL	(1)	0	0	0	1,080	72	0	1,152

INCOME BEFORE TAXES	68	(184)	(291)	0	(8,840)	2,088	0	(6,752)

TAX PROVISION	0	0	0	0	(3,605)	758	0	(2,847)

INCOME BEF MIN INT & EQTY INC	68	(184)	(291)	0	(5,235)	1,330	0	(3,905)

EQUITY IN INCOME (LOSS)	0	0	(1,756)	11	(1,745)	0	0	(1,745)

MINORITY INTEREST	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	68	(184)	(2,047)	11	(6,980)	1,330	0	(5,650)

CUML EFFECT CHG ACCTG PRIN	0	0	0	0	0	0	0	0

NET INCOME	$68	$(184)	$(2,047)	$11	$(6,980)	$1,330	$0	$(5,650)

Attachment (A)

CALGON  CARBON  CORPORATION
CONSOLIDATING  BALANCE  SHEET
DECEMBER, 2005 - RESTATED

$(000’S)	CALGON CARBON PARENT	BSC COLUMBUS	CCC DISTRIBUTION	CCOT CANADA	CCC COLUMBUS	CC INVEST	CANADA TRAD’L	AST	CALGON CARBON ASIA	DATONG CARBON

CURRENT ASSETS
CASH & SECURITIES	$1,207	$399	$38	$0	$10	$5	$349	$0	$82	$162
NOTES & A/R - NET	41,199	0	0	0	0	3,412	1,196	0	0	21
INVENTORIES	49,021	0	16	0	0	0	0	0	0	1,390
OTHER CURRENT ASSETS	15,354	0	0	0	0	0	607	0	0	0

TOTAL CURRENT ASSETS	106,781	399	54	0	10	3,417	2,152	0	82	1,573

PROPERTY, PLANT & EQUIPMT	286,957	601	0	0	741	0	533	0	0	6,594
RESERVE FOR DEPRECIATION	212,343	16	0	0	23	0	0	0	0	1,373

NET PROPERTIES	74,614	585	0	0	718	0	533	0	0	5,221

INTANGIBLES	5,991	0	0	0	0	2,279	0	0	0	0
ORGANIZATION COSTS	0	0	0	0	0	0	0	0	0	0
GOODWILL	18,764	4,674	461	0	(742)	60	7,472	0	0	0
EQUITY INVESTMENTS	91,749	0	0	0	0	23,233	0	0	0	0
OTHER ASSETS	6,086	0	0	0	0	68,248	5	0	13	0
INTERCOMPANY A/R	56,267	0	432	0	0	128,301	0	0	0	946

TOTAL ASSETS	$360,252	$5,658	$947	$0	$(14)	$225,538	$10,162	$0	$95	$7,740

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$29,371	$13	$95	$0	$19	$0	$101	$0	$0	$1,120
ACCRUED P/R, BENEFITS & PENS.	9,298	0	0	0	0	0	10	0	0	10
ACCRUED INCOME TAXES	4,673	0	0	0	0	0	106	0	1	67
ACCRUED INTEREST	3,435	0	0	0	0	0	0	0	0	0
SHORT TERM DEBT	0	0	0	0	0	0	0	0	0	0
CURR PORTION OF L.T. DEBT	0	0	0	0	0	0	0	0	0	0

TOTAL CURRENT LIABILITIES	46,777	13	95	0	19	0	217	0	1	1,197

LONG TERM DEBT	83,925	0	0	0	0		0	0	0	1,364
DEMAND REVOLVING LOAN	0	0	0	0	0	0	0	0	0	0
LESS: PORTION PAY - 1 YR.	0	0	0	0	0	0	0	0	0	0

NET LONG TERM DEBT	83,925	0	0	0	0	0	0	0	0	1,364

DEFERRED TAXES	(3,988)	0	0	0	0	0	1,071	0	0	0
OTHER LONG TERM LIABILITIES	90,424	5,286	0	0	0	0	0	0	0	24
INTERCOMPANY A/P	129,016	0	417	0	0	35,327	773	0	0	3,164

TOTAL LIABILITIES	346,154	5,299	512	0	19	35,327	2,061	0	1	5,749

MINORITY INTEREST	0	0	0	0	0	0	0	0	0	0

STOCKHOLDERS’ EQUITY
COMMON STOCK	424	0	0	0	0	0	209	0	4	0
PAID-IN CAPITAL	68,990	170	500	0	30	86,537	0	0	0	3,448
RETAINED EARNINGS	(22,416)	189	(65)	0	(63)	103,674	6,615	0	86	(1,602)
OTHER COMPREHENSIVE INCOME	(5,771)	0	0	0	0	0	0	0	0	0
CUMULATIVE TRANS. ADJUSTMT	0	0	0	0	0	0	1,277	0	4	145
	41,227	359	435	0	(33)	190,211	8,101	0	94	1,991
LESS: TREASURY STOCK	27,129	0			0		0		0	0

TOTAL STOCKHOLDERS’ EQUITY	14,098	359	435	0	(33)	190,211	8,101	0	94	1,991

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$360,252	$5,658	$947	$0	$(14)	$225,538	$10,162	$0	$95	$7,740

$(000’S)	CC TIANJIN LTD	CALGON MITSUBISHI	7-1-97 PURCHASE ACCOUNTING	ELIM’S	TOTAL DOMESTIC	TOTAL EUROPE	ELIM’S	TOTAL CONSOL.

CURRENT ASSETS
CASH & SECURITIES	$186	$0	$0	$0	$2,438	$14,128	$(11,120)	$5,446
NOTES & A/R - NET	1,126	0	0	(3,412)	43,542	16,519	(3,760)	56,301
INVENTORIES	2,372	0	0	(274)	52,525	22,134	33	74,692
OTHER CURRENT ASSETS	115	0	0		16,076	3,340	1,227	20,643

TOTAL CURRENT ASSETS	3,799	0	0	(3,686)	114,581	56,121	(13,620)	157,082

PROPERTY, PLANT & EQUIPMT	1,599	0	0	0	297,025	77,926	5,606	380,557
RESERVE FOR DEPRECIATION	408	0	0		214,163	50,298		264,461

NET PROPERTIES	1,191	0	0	0	82,862	27,628	5,606	116,096

INTANGIBLES	0	0	0		8,270	1,779		10,049
ORGANIZATION COSTS	0	0	0		0	0		0
GOODWILL	0	0	0	419	31,108	3,766		34,874
EQUITY INVESTMENTS	0	7,034	0	0	122,016	0	(114,797)	7,219
OTHER ASSETS	496	0	0	(67,974)	6,874	12,912	2,762	22,548
INTERCOMPANY A/R	422	0	0	(1,364)	185,004	262	(185,266)	0

TOTAL ASSETS	$5,908	$7,034	$0	$(72,605)	$550,715	$102,468	$(305,315)	$347,868

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$1,340	$0	$0		$32,059	$12,851	$(5)	$44,905
ACCRUED P/R, BENEFITS & PENS.	22	0	0		9,340	3,324		12,664
ACCRUED INCOME TAXES	0	0	0		4,847	5,936		10,783
ACCRUED INTEREST	0	0	0	(3,412)	23	0		23
SHORT TERM DEBT	0	0	0		0	11,120	(11,120)	0
CURR PORTION OF L.T. DEBT	0	0	0		0	0		0

TOTAL CURRENT LIABILITIES	1,362	0	0	(3,412)	46,269	33,231	(11,125)	68,375

LONG TERM DEBT	0	0	0	(1,364)	83,925	0		83,925
DEMAND REVOLVING LOAN	0	0	0		0	0		0
LESS: PORTION PAY - 1 YR.	0	0	0		0	0		0

NET LONG TERM DEBT	0	0	0	(1,364)	83,925	0	0	83,925

DEFERRED TAXES	0	0	0	(548)	(3,465)	7	4,847	1,389
OTHER LONG TERM LIABILITIES	1	0	0	(68,248)	27,487	16,132		43,619
INTERCOMPANY A/P	4,055	0	0	0	172,752	12,509	(185,261)	0

TOTAL LIABILITIES	5,418	0	0	(73,572)	326,968	61,879	(191,539)	197,308

MINORITY INTEREST	0	0	0	0	0	0	0	0

STOCKHOLDERS’ EQUITY
COMMON STOCK	0	0	0	0	637	30	(243)	424
PAID-IN CAPITAL	625	0	0	60	160,360	23,184	(114,554)	68,990
RETAINED EARNINGS	(153)	6,525	0	359	93,149	7,531	1,153	101,833
OTHER COMPREHENSIVE INCOME	0	0	0	0	(5,771)	(2,472)		(8,243)
CUMULATIVE TRANS. ADJUSTMT	18	509	0	548	2,501	12,316	(132)	14,685
	490	7,034	0	967	250,876	40,589	(113,776)	177,689
LESS: TREASURY STOCK	0		0	0	27,129	0	0	27,129

TOTAL STOCKHOLDERS’ EQUITY	490	7,034	0	967	223,747	40,589	(113,776)	150,560

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,908	$7,034	$0	$(72,605)	$550,715	$102,468	$(305,315)	$347,868

Attachment (A)

CALGON CARBON CORPORATION
CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2005 - RESTATED
WITH COMPARISONS TO SUBSEQUENT QUARTER PLAN, PRIOR QUARTER AND PRIOR YEAR END

$(000’S)	CURRENT MONTH END 12/31/05	INCR.(DECR.) PRIOR MONTH END	CURRENT MONTH PLAN 12/31/05	PRIOR QTR END 09/30/05	PRIOR YEAR END 12/31/04

CURRENT ASSETS
CASH & MARKETABLE SECURITIES	$5,446	$(1,877)	$8,512	$8,179	$8,780
NOTES & ACCOUNTS REC. - NET.	56,301	(2,591)	57,185	54,361	61,598
INVENTORIES	74,692	237	65,469	68,751	64,843
OTHER CURRENT ASSETS	20,643	1,342	30,467	20,308	23,874

TOTAL CURRENT ASSETS	157,082	(2,889)	161,633	151,599	159,095

PROPERTY, PLANT & EQUIPMENT - GROSS	380,557	5,535	398,749	374,466	387,797
RESERVE FOR DEPRECIATION	264,461	1,600	277,659	260,161	258,512

NET PROPERTIES	116,096	3,935	121,090	114,305	129,285

INTANGIBLES	10,049	(176)	13,737	10,583	12,237
ORGANIZATION COSTS	0	0	0	0	0
GOODWILL	34,874	2	36,940	34,982	35,071
EQUITY INVESTMENTS	7,219	(1,951)	8,954	9,255	8,135
OTHER ASSETS	22,548	5,019	8,871	18,301	20,075

TOTAL ASSETS	$347,868	$3,940	$351,225	$339,025	$363,898

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$44,905	$8,533	$38,143	30,320	41,415
ACCRUED PAYROLL, BENEFITS & PENSIONS	12,664	(66)	10,138	12,144	9,244
ACCRUED INCOME TAXES	10,783	317	9,601	10,641	12,736
ACCRUED INTEREST	23	11	20	19	14
SHORT TERM DEBT	0	0	0	0	0
CURRENT PORTION OF LONG TERM DEBT	0	0	0	0	0

TOTAL CURRENT LIABILITIES	68,375	8,795	57,902	53,124	63,409

LONG TERM DEBT	83,925	(5,506)	71,295	86,203	84,600
DEMAND REVOLVING LOAN	0	0	0	0	0
LESS: PORTION PAYABLE - 1 YR.	0	0	0	0	0

NET LONG TERM DEBT	83,925	(5,506)	71,295	86,203	84,600

DEFERRED TAXES	1,389	592	10,750	3,076	8,235
OTHER LONG TERM LIABILITIES	43,619	8,690	42,859	34,829	39,783

TOTAL LIABILITIES	197,308	12,571	182,806	177,232	196,027

MINORITY INTEREST	0	0	361	0	0

STOCKHOLDERS’ EQUITY
COMMON STOCK	424	0	420	424	420
PAID-IN CAPITAL	68,990	145	65,565	68,768	65,523
RETAINED EARNINGS	101,833	(4,090)	115,159	107,483	112,804
OTHER COMPREHENSIVE INCOME	(8,243)	(5,044)	0	(3,050)	(3,231)
CUMULATIVE TRANSLATION ADJUST.	14,685	358	14,042	15,297	19,484
	177,689	(8,631)	195,186	188,922	195,000
LESS:TREASURY STOCK	27,129	0	27,128	27,129	27,129

TOTAL STOCKHOLDERS’ EQUITY	150,560	(8,631)	168,058	161,793	167,871

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$347,868	$3,940	$351,225	$339,025	$363,898

Attachment (A)

CALGON  CARBON  CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 2005 - RESTATED

	CURRENT MONTH			YEAR TO DATE

$(000’S)	ACTUAL $	PLAN $	PRIOR YEAR $	ACTUAL $	PLAN $	PRIOR YEAR $

CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME	$(4,090)	$(336)	$965	$(7,416)	$8,470	$5,888
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	0	0	0	0	0	0
DEPRECIATION AND AMORTIZATION	1,429	1,703	2,271	22,062	22,759	23,126
NON-CASH CURTAILMENT LOSS & RESTR. WRITE DOWNS	603	0	0	2,976	0	0
(EARNINGS) LOSS IN JOINT VENTURE	1,796	(154)	(70)	725	(723)	(1,000)
DISTRIBUTIONS RECEIVED FROM JOINT VENTURES	0	0	0	254	0	0
EMPLOYEE BENEFIT PLAN PROVISIONS	6	408	798	4,046	4,696	4,580
CHANGES IN ASSETS AND LIABILITIES - NET OF EFFECTS FROM PURCHASE OF BUSINESSES, EXCHANGE AND NON-CASH RESTRUCTURING ASSET AND LIABILITY WRITE DOWNS (WRITE UPS):	—	—	—	—	—	—
(INCREASE) DECREASE IN RECEIVABLES	2,952	5,234	(259)	4,273	4,806	(3,469)
(INCREASE) DECREASE IN INVENTORIES	(267)	(1,852)	(1,526)	(13,009)	(3,200)	(2,076)
(INCREASE) DECREASE IN OTHER CURRENT ASSETS	(1,431)	89	3,206	2,787	(1,081)	1,410
(DECREASE) IN RESTRUCTURING RESERVE	68	6	235	(498)	(379)	(336)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS	8,619	640	1,449	7,299	(2,583)	(1,096)
INCREASE (DECREASE) ACCR INCOME TAXES	317	(282)	(1,354)	(1,953)	285	(1,510)
INCREASE (DECREASE) IN LONG-TERM DEFERRED INCOME TAXES (NET)	338	(309)	(2,732)	(4,005)	(862)	(2,357)
OTHER ITEMS - NET	(192)	(11)	(789)	(4,701)	1,032	(3,086)

NET CASH PROVIDED BY OPERATING ACTIVITIES	10,148	5,136	2,194	12,840	33,220	20,074

CASH FLOWS FROM INVESTING ACTIVITIES
PURCHASE OF BUSINESSES (Net of Cash)	0	0	172	(856)	0	(35,250)
PURCHASE OF INTANGIBLES	0	0	(20)	0	0	(687)
PROPERTY, PLANT AND EQUIPMENT EXPENDITURES	(6,052)	(8,021)	422	(15,996)	(13,559)	(12,413)
PROCEEDS FROM DISPOSALS OF EQUIPMENT	230	0	55	1,356	0	1,527

NET CASH (USED IN) INVESTING ACTIVITIES	(5,822)	(8,021)	629	(15,496)	(13,559)	(46,823)

CASH FLOWS FROM FINANCING ACTIVITIES
NET PROCEEDS FROM (REPAYMENTS OF) BORROWINGS	(5,506)	3,883	(2,304)	(675)	(15,894)	30,339
TREASURY STOCK PURCHASES	0	0	0	0	0	0
COMMONS STOCK DIVIDENDS	0	(1,176)	(1,173)	(3,555)	(4,704)	(4,685)
COMMON STOCK ISSUED	64	0	253	3,050	0	856

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(5,442)	2,707	(3,224)	(1,180)	(20,598)	26,510

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(761)	0	798	502	0	65
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,877)	(178)	397	(3,334)	(937)	(174)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,323	8,682	8,383	8,780	9,441	8,954

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,446	$8,504	$8,780	$5,446	$8,504	$8,780

Attachment (A)

CALGON  CARBON  CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 2005 - RESTATED

	THREE MONTHS ENDED			YEAR TO DATE

$(000’S)	ACTUAL $	PLAN $	PRIOR YEAR $	ACTUAL $	PLAN $	PRIOR YEAR $

CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME	$(5,650)	$1,164	$922	$(7,416)	$8,470	$5,888
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	0	0	0	0	0	0
DEPRECIATION AND AMORTIZATION	5,191	5,511	6,314	22,062	22,759	23,126
NON-CASH CURTAILMENT LOSS & RESTR. WRITE DOWNS	603	0	0	2,976	0	0
(EARNINGS) LOSS IN JOINT VENTURE	1,745	(276)	(152)	725	(723)	(1,000)
DISTRIBUTIONS RECEIVED FROM JOINT VENTURES	0	0	0	254	0	0
EMPLOYEE BENEFIT PLAN PROVISIONS	719	1,028	1,609	4,046	4,696	4,580
CHANGES IN ASSETS AND LIABILITIES - NET OF EFFECTS FROM PURCHASE OF BUSINESSES, EXCHANGE AND NON-CASH RESTRUCTURING ASSET AND LIABILITY WRITE DOWNS (WRITE UPS):	—	—	—	—	—	—
(INCREASE) DECREASE IN RECEIVABLES	(2,357)	3,138	(31)	4,273	4,806	(3,469)
(INCREASE) DECREASE IN INVENTORIES	(7,113)	(3,320)	(4,330)	(13,009)	(3,200)	(2,076)
(INCREASE) DECREASE IN OTHER CURRENT ASSETS	(524)	427	4,028	2,787	(1,081)	1,410
(DECREASE) IN RESTRUCTURING RESERVE	(105)	(130)	135	(498)	(379)	(336)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS	16,424	(823)	622	7,299	(2,583)	(1,096)
INCREASE (DECREASE) ACCR INCOME TAXES	142	239	(1,262)	(1,953)	285	(1,510)
INCREASE (DECREASE) IN LONG-TERM DEFERRED INCOME TAXES (NET)	(1,277)	(356)	(3,253)	(4,005)	(862)	(2,357)
OTHER ITEMS - NET	(338)	(289)	740	(4,701)	1,032	(3,086)

NET CASH PROVIDED BY OPERATING ACTIVITIES	7,460	6,313	5,342	12,840	33,220	20,074

CASH FLOWS FROM INVESTING ACTIVITIES
PURCHASE OF BUSINESSES (Net of Cash)	0	0	172	(856)	0	(35,250)
PURCHASE OF INTANGIBLES	0	0	(20)	0	0	(687)
PROPERTY, PLANT AND EQUIPMENT EXPENDITURES	(7,830)	(8,316)	(971)	(15,996)	(13,559)	(12,413)
PROCEEDS FROM DISPOSALS OF EQUIPMENT	238	0	1,090	1,356	0	1,527

NET CASH (USED IN) INVESTING ACTIVITIES	(7,592)	(8,316)	271	(15,496)	(13,559)	(46,823)

CASH FLOWS FROM FINANCING ACTIVITIES
NET PROCEEDS FROM (REPAYMENTS OF) BORROWINGS	(2,278)	2,382	(904)	(675)	(15,894)	30,339
TREASURY STOCK PURCHASES	0	0	0	0	0	0
COMMONS STOCK DIVIDENDS	0	(1,176)	(1,173)	(3,555)	(4,704)	(4,685)
COMMON STOCK ISSUED	64	0	567	3,050	0	856

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,214)	1,206	(1,510)	(1,180)	(20,598)	26,510

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(387)	0	(271)	502	0	65
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,733)	(797)	3,832	(3,334)	(937)	(174)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,179	9,301	4,948	8,780	9,441	8,954

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,446	$8,504	$8,780	$5,446	$8,504	$8,780

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Consoldiated
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	23,998	27,278	32,130	32,052	30,941	33,334	25,260	26,883	24,785	24,963	26,879	25,881	334,385
COGS @ Actual	15,481	16,600	20,647	20,701	19,748	22,245	16,864	17,365	16,918	17,151	16,948	17,279	217,947
PGM @ Actual	8,517	10,678	11,483	11,351	11,193	11,089	8,396	9,518	7,867	7,812	9,931	8,602	116,438

Product Gross Margin %	35.5%	39.1%	35.7%	35.4%	36.2%	33.3%	33.2%	35.4%	31.7%	31.3%	36.9%	33.2%	34.8%

Plant Overhead	1,627	1,544	1,460	1,510	1,660	1,521	1,483	1,503	1,471	1,478	1,361	1,431	18,050
Production Service expense	1,213	968	1,072	1,238	1,067	1,014	978	1,062	995	1,198	968	1,239	13,013
Total Period Costs	2,840	2,512	2,532	2,749	2,727	2,535	2,460	2,565	2,466	2,676	2,329	2,671	31,063
Depreciation	1,714	1,718	1,858	1,746	1,738	1,716	1,655	1,631	1,612	1,749	1,692	1,269	20,099
Total Gross Margin	3,963	6,448	7,093	6,857	6,727	6,838	4,281	5,322	3,789	3,387	5,910	4,662	65,276

Gross Margin %	16.5%	23.6%	22.1%	21.4%	21.7%	20.5%	16.9%	19.8%	15.3%	13.6%	22.0%	18.0%	19.5%

Selling expense	1,529	1,531	1,562	1,553	1,476	1,427	1,347	1,476	1,422	1,525	1,555	1,280	17,682
Marketing expense	482	374	360	504	438	225	400	281	327	324	456	477	4,649
Manufacturing and engineering	585	335	358	405	419	397	379	471	1,538	345	405	430	6,068
Research and development	327	313	352	389	339	350	319	314	344	339	354	414	4,154
General and Administrative	2,317	2,786	3,870	2,956	2,543	2,237	2,969	2,288	2,928	2,741	2,799	3,754	34,187
Operating Expenses	5,240	5,339	6,501	5,806	5,216	4,636	5,415	4,830	6,560	5,273	5,570	6,355	66,740
Restructuring charge	0	844	1,566	3	55	43	13	49	8	4	2	(17)	2,570
Operating income	(1,277)	266	(974)	1,047	1,456	2,159	(1,147)	443	(2,779)	(1,890)	338	(1,676)	(4,034)

Operating Margin %	-5.3%	1.0%	-3.0%	3.3%	4.7%	6.5%	-4.5%	1.6%	-11.2%	-7.6%	1.3%	-6.5%	-1.2%

Other (expenses) and income:
Foriegn exchange, net	13	(13)	(39)	18	17	(5)	(11)	(65)	(56)	55	(1)	(52)	(139)
Other Inc/(Exp)	(329)	(321)	(223)	(344)	(272)	(123)	(378)	(387)	(204)	(315)	(420)	(603)	(3,919)
Other income/(expense)	(316)	(334)	(262)	(326)	(255)	(128)	(389)	(452)	(260)	(260)	(421)	(655)	(4,058)
Interest Income	(60)	(43)	(78)	(60)	(39)	(113)	(43)	(43)	(79)	(40)	(38)	(83)	(719)
Interest Expense	350	333	409	383	436	419	383	429	436	446	451	416	4,891
Interest (income)/expense	290	290	331	323	397	306	340	386	357	406	413	333	4,172
Net Income Before Taxes	(1,883)	(358)	(1,567)	398	804	1,725	(1,876)	(395)	(3,396)	(2,556)	(496)	(2,664)	(12,264)
Current income tax expense	(511)	(55)	(148)	76	152	420	(254)	(47)	(4,304)	(1,208)	(234)	(1,003)	(7,116)
Equity (loss)/income	(12)	161	124	298	44	8	290	90	17	(16)	67	(1,796)	(725)
Net Income	(1,384)	(142)	(1,295)	620	696	1,313	(1,332)	(258)	925	(1,364)	(194)	(3,459)	(5,876)
Adjustments:
Amortization of intangibles	(176)	(180)	(183)	(155)	(162)	(161)	(161)	(156)	(149)	(160)	(162)	(160)	(1,963)
Interest Income (Net of Tax @ 39%)	37	26	48	37	24	69	26	26	48	24	23	51	439
Interest Expense (Net of Tax @ 39%)	(214)	(203)	(249)	(234)	(266)	(256)	(234)	(262)	(266)	(272)	(275)	(254)	(2,984)
Total adjustments	(353)	(357)	(385)	(352)	(404)	(347)	(368)	(391)	(367)	(408)	(414)	(363)	(4,508)

NOPAT	(1,031)	215	(350)	972	1,099	1,660	(953)	134	1,291	(957)	220	(3,096)	(1,368)

EBITDA	297	1,830	1,420	2,622	3,101	3,908	291	1,779	(1,278)	(241)	1,771	(902)	14,597

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Americas Consolidated
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	15,661	17,093	18,435	17,520	17,960	19,769	13,254	15,698	15,383	15,386	16,486	16,210	198,857
COGS @ Actual	10,534	10,865	12,115	11,552	11,642	13,145	8,862	9,897	11,120	10,772	10,894	11,867	133,266
PGM @ Actual	5,127	6,228	6,321	5,968	6,319	6,624	4,391	5,801	4,263	4,614	5,592	4,343	65,591

Product Gross Margin %	32.7%	36.4%	34.3%	34.1%	35.2%	33.5%	33.1%	37.0%	27.7%	30.0%	33.9%	26.8%	33.0%

Plant Overhead	819	744	782	706	775	750	716	742	698	704	651	812	8,901
Production Service expense	826	635	663	824	706	669	645	660	691	776	642	885	8,622
Total Period Costs	1,645	1,379	1,445	1,531	1,481	1,419	1,361	1,401	1,389	1,479	1,293	1,697	17,522
Depreciation	916	910	980	915	925	925	905	910	908	907	904	765	10,871
Total Gross Margin	2,566	3,939	3,896	3,521	3,913	4,279	2,125	3,490	1,966	2,227	3,395	1,880	37,198

Gross Margin %	16.4%	23.0%	21.1%	20.1%	21.8%	21.6%	16.0%	22.2%	12.8%	14.5%	20.6%	11.6%	18.7%

Selling expense	992	926	999	970	899	944	835	975	949	995	977	952	11,413
Marketing expense	337	264	253	339	231	83	257	203	202	222	358	383	3,132
Manufacturing and engineering	430	252	240	311	271	308	270	358	1,054	237	287	327	4,345
Research and development	327	313	352	389	339	350	319	314	344	339	354	414	4,154
General and Administrative	1,429	1,762	2,281	1,732	1,473	1,484	1,898	1,322	1,987	1,810	1,815	2,676	21,668
Operating Expenses	3,514	3,517	4,125	3,741	3,214	3,169	3,579	3,171	4,536	3,604	3,791	4,751	44,711
Restructuring charge	0	552	919	2	33	25	7	28	5	2	1	(11)	1,563
Operating income	(948)	(131)	(1,148)	(221)	667	1,085	(1,461)	291	(2,575)	(1,379)	(398)	(2,860)	(9,077)

Operating Margin %	-6.1%	-0.8%	-6.2%	-1.3%	3.7%	5.5%	-11.0%	1.9%	-16.7%	-9.0%	-2.4%	-17.6%	-4.6%

Other (expenses) and income:
Foriegn exchange, net	9	(9)	(23)	10	10	(3)	(6)	(37)	(37)	35	(1)	(36)	(87)
Other Inc/(Exp)	(227)	(223)	(155)	(206)	(177)	(90)	(255)	(246)	(144)	(215)	(285)	(374)	(2,596)
Other income/(expense)	(218)	(232)	(178)	(196)	(167)	(93)	(261)	(283)	(180)	(180)	(286)	(409)	(2,683)
Interest Income	(41)	(28)	(46)	(33)	(23)	(67)	(23)	(25)	(52)	(25)	(24)	(57)	(444)
Interest Expense	238	218	240	214	257	248	201	244	287	280	290	286	3,003
Interest (income)/expense	197	190	194	180	234	181	179	220	235	255	265	229	2,559
Net Income Before Taxes	(1,363)	(552)	(1,521)	(597)	266	811	(1,900)	(212)	(2,990)	(1,814)	(949)	(3,498)	(14,319)
Current income tax expense	(370)	(86)	(149)	(114)	50	198	(257)	(25)	(3,789)	(857)	(449)	(1,316)	(7,164)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(994)	(467)	(1,372)	(483)	215	614	(1,642)	(187)	799	(957)	(500)	(2,184)	(7,157)
Adjustments:
Amortization of intangibles	(131)	(137)	(139)	(111)	(119)	(120)	(120)	(115)	(108)	(118)	(120)	(118)	(1,454)
Interest Income (Net of Tax @ 39%)	25	17	28	20	14	41	14	15	32	15	15	35	271
Interest Expense (Net of Tax @ 39%)	(145)	(133)	(146)	(130)	(157)	(151)	(123)	(149)	(175)	(171)	(177)	(174)	(1,832)
Total adjustments	(251)	(252)	(257)	(221)	(261)	(230)	(229)	(249)	(251)	(274)	(282)	(258)	(3,015)

NOPAT	(743)	(214)	(1,115)	(262)	477	844	(1,402)	63	1,050	(684)	(218)	(1,927)	(4,142)

EBITDA	(119)	684	(208)	610	1,544	2,037	(685)	1,033	(1,739)	(534)	340	(2,386)	566

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Americas Carbon & Service
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	11,562	13,067	13,174	12,747	13,302	14,652	10,112	12,760	11,225	12,120	13,083	13,335	151,140
COGS @ Actual	7,600	8,256	8,702	8,190	8,666	9,576	6,743	7,669	8,111	8,400	8,398	9,538	99,850
PGM @ Actual	3,962	4,811	4,472	4,557	4,636	5,077	3,369	5,091	3,115	3,720	4,685	3,797	51,290

Product Gross Margin %	34.3%	36.8%	33.9%	35.7%	34.9%	34.6%	33.3%	39.9%	27.7%	30.7%	35.8%	28.5%	33.9%

Plant Overhead	790	742	766	690	751	731	698	723	679	686	632	793	8,683
Production Service expense	826	635	663	824	706	669	645	660	691	776	642	885	8,622
Total Period Costs	1,615	1,377	1,429	1,515	1,457	1,401	1,343	1,383	1,370	1,462	1,275	1,678	17,304
Depreciation	802	801	843	799	809	808	796	808	793	802	800	681	9,541
Total Gross Margin	1,545	2,633	2,199	2,243	2,370	2,868	1,230	2,900	951	1,457	2,610	1,438	24,445

Gross Margin %	13.4%	20.2%	16.7%	17.6%	17.8%	19.6%	12.2%	22.7%	8.5%	12.0%	20.0%	10.8%	16.2%

Selling expense	561	532	559	556	513	582	493	535	541	575	543	543	6,534
Marketing expense	244	206	181	207	131	38	149	104	123	164	170	236	1,952
Manufacturing and engineering	208	150	206	173	189	225	172	208	697	155	163	182	2,728
Research and development	239	226	257	288	251	259	241	234	254	246	256	300	3,050
General and Administrative	1,025	1,034	1,449	1,017	1,039	815	1,030	907	1,152	1,115	1,121	1,897	13,601
Operating Expenses	2,277	2,148	2,653	2,240	2,123	1,919	2,086	1,988	2,767	2,256	2,253	3,158	27,866
Restructuring charge	0	419	657	1	24	18	5	21	4	2	1	(9)	1,144
Operating income	(732)	66	(1,110)	1	223	931	(861)	891	(1,820)	(801)	356	(1,710)	(4,565)

Operating Margin %	-6.3%	0.5%	-8.4%	0.0%	1.7%	6.4%	-8.4%	7.0%	-16.2%	-6.6%	2.7%	-12.8%	-3.0%

Other (expenses) and income:
Foriegn exchange, net	6	(6)	(16)	7	7	(2)	(4)	(29)	(27)	27	(0)	(29)	(66)
Other Inc/(Exp)	(187)	(184)	(128)	(172)	(146)	(81)	(159)	(193)	(85)	(171)	(223)	(424)	(2,153)
Other income/(expense)	(181)	(190)	(145)	(165)	(138)	(84)	(164)	(221)	(112)	(144)	(223)	(453)	(2,219)
Interest Income	(29)	(21)	(33)	(24)	(17)	(49)	(17)	(19)	(38)	(20)	(19)	(46)	(332)
Interest Expense	172	166	172	152	191	180	153	189	209	218	223	230	2,256
Interest (income)/expense	142	144	140	128	174	132	136	170	171	199	205	184	1,925
Net Income Before Taxes	(1,055)	(268)	(1,394)	(291)	(89)	716	(1,161)	499	(2,103)	(1,143)	(71)	(2,347)	(8,709)
Current income tax expense	(286)	(42)	(137)	(56)	(17)	174	(157)	60	(2,665)	(540)	(34)	(884)	(4,583)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(769)	(226)	(1,258)	(235)	(72)	541	(1,004)	439	562	(603)	(38)	(1,466)	(4,129)
Adjustments:
Amortization of intangibles	(99)	(105)	(104)	(87)	(90)	(90)	(90)	(90)	(58)	(94)	(94)	(94)	(1,096)
Interest Income (Net of Tax @ 39%)	18	13	20	14	10	30	10	12	23	12	11	28	202
Interest Expense (Net of Tax @ 39%)	(105)	(101)	(105)	(92)	(117)	(110)	(93)	(116)	(128)	(133)	(136)	(140)	(1,376)
Total adjustments	(186)	(193)	(189)	(165)	(196)	(171)	(173)	(194)	(162)	(215)	(219)	(206)	(2,270)

NOPAT	(583)	(33)	(1,069)	(70)	124	712	(820)	633	725	(388)	181	(1,259)	(1,859)

EBITDA	(12)	782	(308)	723	984	1,745	(128)	1,567	(1,081)	(49)	1,027	(1,388)	3,853

Attachment (A)

Calgon Carbon Corporation
 Profit Segment Reporting
Americas Equipment
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	3,867	3,791	4,491	4,465	4,213	4,876	2,883	2,543	3,630	2,571	2,869	2,694	42,892
COGS @ Actual	2,818	2,535	2,928	3,256	2,712	3,456	1,987	2,022	2,643	1,916	2,113	2,168	30,554
PGM @ Actual	1,048	1,256	1,563	1,208	1,501	1,421	896	521	988	655	756	525	12,338

Product Gross Margin %	27.1%	33.1%	34.8%	27.1%	35.6%	29.1%	31.1%	20.5%	27.2%	25.5%	26.3%	19.5%	28.8%

Plant Overhead	30	3	16	16	24	19	19	18	19	18	19	20	218
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	30	3	16	16	24	19	19	18	19	18	19	20	218
Depreciation	112	107	127	113	112	115	106	98	109	98	99	83	1,281
Total Gross Margin	907	1,147	1,420	1,079	1,365	1,287	772	404	859	539	638	422	10,839

Gross Margin %	23.4%	30.3%	31.6%	24.2%	32.4%	26.4%	26.8%	15.9%	23.7%	20.9%	22.2%	15.7%	25.3%

Selling expense	422	386	432	406	374	355	334	430	401	411	427	402	4,782
Marketing expense	59	46	40	49	30	10	35	25	28	36	39	50	448
Manufacturing and engineering	222	101	34	138	83	83	98	150	333	84	124	145	1,595
Research and development	73	72	78	83	73	74	63	65	74	78	83	96	913
General and Administrative	376	696	787	680	394	643	830	380	785	642	648	719	7,579
Operating Expenses	1,153	1,303	1,372	1,356	953	1,165	1,360	1,051	1,621	1,251	1,320	1,410	15,316
Restructuring charge	0	130	225	1	8	7	2	6	1	0	0	(2)	377
Operating income	(246)	(286)	(177)	(278)	404	115	(590)	(653)	(763)	(713)	(682)	(986)	(4,854)

Operating Margin %	-6.4%	-7.6%	-3.9%	-6.2%	9.6%	2.4%	-20.5%	-25.7%	-21.0%	-27.7%	-23.8%	-36.6%	-11.3%

Other (expenses) and income:
Foriegn exchange, net	2	(2)	(6)	3	2	(1)	(1)	(8)	(9)	6	(0)	(7)	(19)
Other Inc/(Exp)	(19)	(20)	(6)	(14)	(10)	10	(73)	(31)	(38)	(21)	(37)	75	(184)
Other income/(expense)	(17)	(22)	(11)	(11)	(8)	9	(74)	(39)	(47)	(15)	(37)	68	(203)
Interest Income	(11)	(7)	(11)	(9)	(5)	(18)	(5)	(5)	(12)	(4)	(5)	(10)	(103)
Interest Expense	64	51	58	60	60	65	45	50	68	50	56	52	679
Interest (income)/expense	53	44	47	51	55	48	40	45	56	45	51	42	576
Net Income Before Taxes	(316)	(352)	(235)	(339)	342	76	(704)	(737)	(865)	(773)	(771)	(959)	(5,633)
Current income tax expense	(86)	(55)	(23)	(65)	65	19	(96)	(88)	(1,097)	(365)	(364)	(360)	(2,515)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(230)	(298)	(212)	(274)	277	58	(608)	(648)	231	(408)	(406)	(599)	(3,118)
Adjustments:
Amortization of intangibles	(13)	(13)	(15)	(5)	(10)	(10)	(9)	(6)	(31)	(5)	(6)	(5)	(126)
Interest Income (Net of Tax @ 39%)	7	4	7	6	3	11	3	3	8	3	3	6	63
Interest Expense (Net of Tax @ 39%)	(39)	(31)	(35)	(37)	(37)	(40)	(28)	(30)	(42)	(30)	(34)	(32)	(414)
Total adjustments	(45)	(40)	(43)	(36)	(43)	(39)	(33)	(33)	(65)	(33)	(37)	(30)	(478)

NOPAT	(185)	(258)	(169)	(239)	320	97	(575)	(615)	296	(375)	(369)	(568)	(2,640)

EBITDA	(138)	(189)	(46)	(171)	519	249	(549)	(588)	(669)	(624)	(614)	(829)	(3,650)

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Americas Consumer
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	232	236	771	308	445	240	258	395	527	695	535	181	4,824
COGS @ Actual	115	74	485	106	264	114	132	206	366	456	383	160	2,862
PGM @ Actual	117	161	286	202	181	126	126	189	161	239	152	21	1,963

Product Gross Margin %	50.3%	68.4%	37.1%	65.7%	40.8%	52.5%	48.9%	47.9%	30.5%	34.4%	28.3%	11.5%	40.7%

Plant Overhead	0	0	0	0	0	0	0	0	0	0	0	0	0
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	0	0	0	0	0	0	0	0	0	0	0	0	0
Depreciation	2	2	10	3	4	2	3	4	5	7	5	1	49
Total Gross Margin	114	159	277	199	177	124	123	185	156	232	147	19	1,913

Gross Margin %	49.3%	67.5%	35.9%	64.8%	39.8%	51.7%	47.8%	46.9%	29.5%	33.4%	27.4%	10.7%	39.7%

Selling expense	8	7	8	8	11	7	7	10	7	9	7	7	97
Marketing expense	34	13	32	83	70	34	73	73	52	22	149	97	732
Manufacturing and engineering	0	0	0	0	0	0	0	0	24	(2)	0	0	22
Research and development	15	14	16	18	16	16	15	15	16	15	16	19	191
General and Administrative	28	32	45	35	40	26	38	34	49	53	46	60	487
Operating Expenses	85	66	101	144	138	84	133	132	148	98	218	183	1,529
Restructuring charge	0	4	37	0	1	0	0	1	0	0	0	(0)	42
Operating income	30	89	139	55	39	40	(10)	53	8	134	(72)	(164)	342

Operating Margin %	12.9%	37.9%	18.0%	18.0%	8.7%	16.5%	-3.8%	13.4%	1.5%	19.3%	-13.4%	-90.3%	7.1%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	0	0	(0)	(0)	(1)	(1)	1	(0)	(0)	(2)
Other Inc/(Exp)	(20)	(20)	(21)	(20)	(21)	(19)	(22)	(22)	(20)	(23)	(26)	(25)	(259)
Other income/(expense)	(20)	(20)	(22)	(20)	(20)	(19)	(22)	(23)	(21)	(22)	(26)	(25)	(261)
Interest Income	(0)	(0)	(2)	(0)	(1)	(1)	(0)	(1)	(2)	(1)	(1)	(1)	(9)
Interest Expense	3	1	10	2	6	2	3	5	9	12	10	4	67
Interest (income)/expense	2	1	8	2	5	2	3	5	8	11	9	3	58
Net Income Before Taxes	8	68	109	34	13	19	(35)	26	(21)	102	(107)	(192)	23
Current income tax expense	2	11	11	6	2	5	(5)	3	(27)	48	(51)	(72)	(66)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	5	58	98	27	11	14	(30)	23	6	54	(56)	(120)	89
Adjustments:
Amortization of intangibles	(19)	(19)	(20)	(19)	(19)	(19)	(21)	(19)	(19)	(19)	(20)	(19)	(232)
Interest Income (Net of Tax @ 39%)	0	0	1	0	0	0	0	0	1	1	1	0	6
Interest Expense (Net of Tax @ 39%)	(2)	(1)	(6)	(1)	(4)	(1)	(2)	(3)	(6)	(7)	(6)	(2)	(41)
Total adjustments	(20)	(20)	(25)	(20)	(22)	(20)	(23)	(22)	(24)	(26)	(26)	(21)	(267)

NOPAT	26	77	123	47	33	34	(7)	44	29	79	(31)	(99)	357

EBITDA	31	91	146	57	42	42	(8)	53	11	139	(73)	(168)	362

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Asia Consolidated
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	1,022	927	1,120	1,279	1,056	1,612	997	717	1,177	1,283	1,615	1,431	14,234
COGS @ Actual	536	380	626	716	370	899	546	351	753	748	926	1,024	7,874
PGM @ Actual	486	547	494	562	685	713	450	366	424	535	689	408	6,360

Product Gross Margin %	47.6%	59.0%	44.1%	44.0%	64.9%	44.2%	45.2%	51.0%	36.1%	41.7%	42.7%	28.5%	44.7%

Plant Overhead	74	87	88	93	93	82	81	95	92	148	93	150	1,176
Production Service expense	69	48	50	72	53	49	51	48	59	60	59	81	700
Total Period Costs	144	135	138	164	146	130	132	144	150	207	153	232	1,876
Depreciation	125	131	127	121	120	124	120	111	120	239	189	0	1,527
Total Gross Margin	217	280	229	277	419	459	198	111	154	89	348	176	2,957

Gross Margin %	21.3%	30.2%	20.5%	21.7%	39.7%	28.5%	19.9%	15.5%	13.1%	6.9%	21.5%	12.3%	20.8%

Selling expense	58	99	95	93	97	105	60	110	45	84	120	98	1,063
Marketing expense	27	24	21	20	49	18	21	19	40	39	49	24	351
Manufacturing and engineering	0	0	0	0	0	0	0	0	49	(3)	0	1	47
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	0
General and Administrative	77	84	70	180	71	85	86	98	132	111	128	226	1,346
Operating Expenses	162	207	186	293	217	208	166	227	266	230	297	348	2,806
Restructuring charge	0	19	47	0	1	2	0	1	0	0	0	(1)	71
Operating income	56	54	(4)	(16)	201	249	31	(117)	(113)	(141)	51	(171)	80

Operating Margin %	5.4%	5.9%	-0.4%	-1.2%	19.1%	15.5%	3.1%	-16.4%	-9.6%	-11.0%	3.1%	-12.0%	0.6%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	1	0	(0)	(0)	(1)	(2)	2	(0)	(3)	(5)
Other Inc/(Exp)	(6)	(4)	(2)	(7)	(2)	1	(6)	(5)	(3)	(7)	(14)	(35)	(90)
Other income/(expense)	(6)	(4)	(3)	(7)	(2)	1	(6)	(6)	(5)	(4)	(14)	(39)	(95)
Interest Income	(2)	(1)	(2)	(2)	(1)	(5)	(1)	(1)	(4)	(2)	(2)	(5)	(27)
Interest Expense	12	8	12	13	8	17	12	9	19	19	25	25	180
Interest (income)/expense	10	7	10	11	7	12	11	8	16	18	23	20	152
Net Income Before Taxes	40	44	(17)	(34)	192	237	14	(131)	(133)	(164)	14	(229)	(167)
Current income tax expense	11	7	(2)	(6)	36	58	2	(16)	(169)	(77)	7	(86)	(236)
Equity (loss)/income	(12)	161	124	298	44	8	290	90	17	(16)	67	(1,796)	(725)
Net Income	17	198	109	271	199	188	302	(25)	53	(102)	74	(1,939)	(656)
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	1	1	1	1	0	3	1	1	2	1	1	3	17
Interest Expense (Net of Tax @ 39%)	(7)	(5)	(8)	(8)	(5)	(10)	(8)	(5)	(12)	(12)	(15)	(15)	(110)
Total adjustments	(6)	(4)	(6)	(7)	(5)	(8)	(7)	(5)	(10)	(11)	(14)	(12)	(93)

NOPAT	23	202	115	277	204	195	309	(21)	62	(91)	88	(1,927)	(563)

EBITDA	174	182	120	98	319	374	146	(12)	2	93	225	(210)	1,512

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Asia Carbon & Service
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	917	921	1,084	1,180	976	1,455	981	684	1,121	1,260	1,447	1,374	13,401
COGS @ Actual	472	376	607	707	347	842	534	338	714	729	884	976	7,526
PGM @ Actual	446	545	477	473	629	613	447	346	407	532	564	398	5,875

Product Gross Margin %	48.6%	59.2%	44.0%	40.1%	64.5%	42.1%	45.6%	50.6%	36.3%	42.2%	38.9%	29.0%	43.8%

Plant Overhead	74	87	88	93	93	82	81	95	92	148	93	150	1,176
Production Service expense	69	48	50	72	53	49	51	48	59	60	59	81	700
Total Period Costs	144	135	138	164	146	130	132	144	150	207	153	232	1,876
Depreciation	124	131	126	120	119	123	120	111	119	239	187	(0)	1,519
Total Gross Margin	178	278	212	188	364	360	195	91	138	86	224	167	2,480

Gross Margin %	19.4%	30.2%	19.5%	16.0%	37.3%	24.7%	19.9%	13.4%	12.3%	6.8%	15.5%	12.1%	18.5%

Selling expense	55	96	95	90	95	104	58	108	44	82	118	95	1,041
Marketing expense	27	24	21	20	49	18	21	19	40	39	49	24	351
Manufacturing and engineering	0	0	0	0	0	0	0	0	46	(2)	0	1	45
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	(0)
General and Administrative	73	84	69	180	69	83	85	98	130	110	125	222	1,328
Operating Expenses	156	204	185	290	214	205	163	226	260	228	293	341	2,764
Restructuring charge	0	19	46	0	1	2	0	1	0	0	0	(1)	69
Operating income	23	55	(19)	(102)	149	154	31	(135)	(122)	(143)	(69)	(174)	(353)

Operating Margin %	2.5%	6.0%	-1.8%	-8.6%	15.3%	10.6%	3.2%	-19.8%	-10.9%	-11.3%	-4.8%	-12.6%	-2.6%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	1	0	(0)	(0)	(1)	(2)	2	(0)	(3)	(5)
Other Inc/(Exp)	(5)	(4)	(2)	(7)	(2)	1	(5)	(5)	(2)	(7)	(14)	(34)	(86)
Other income/(expense)	(5)	(4)	(3)	(7)	(2)	1	(6)	(6)	(5)	(4)	(14)	(37)	(91)
Interest Income	(2)	(1)	(2)	(2)	(1)	(4)	(1)	(1)	(3)	(2)	(2)	(5)	(26)
Interest Expense	11	8	12	13	8	16	12	8	18	19	24	24	172
Interest (income)/expense	9	7	10	11	7	12	11	8	15	17	22	19	146
Net Income Before Taxes	9	44	(32)	(120)	140	143	14	(149)	(142)	(164)	(104)	(229)	(589)
Current income tax expense	2	7	(3)	(23)	27	35	2	(18)	(180)	(78)	(49)	(86)	(364)
Equity (loss)/income	(12)	161	124	298	44	8	290	90	17	(16)	67	(1,796)	(725)
Net Income	(6)	199	95	201	158	116	302	(41)	55	(103)	12	(1,939)	(950)
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	1	1	1	1	0	3	1	1	2	1	1	3	16
Interest Expense (Net of Tax @ 39%)	(7)	(5)	(7)	(8)	(5)	(10)	(7)	(5)	(11)	(12)	(14)	(14)	(105)
Total adjustments	(5)	(4)	(6)	(7)	(4)	(7)	(7)	(5)	(9)	(11)	(13)	(11)	(89)

NOPAT	(0)	203	101	208	162	123	309	(36)	64	(92)	25	(1,928)	(861)

EBITDA	141	182	104	11	266	277	145	(30)	(8)	92	105	(211)	1,076

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Asia Equipment
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	105	6	36	99	79	157	15	33	56	23	167	57	833
COGS @ Actual	64	4	18	9	23	57	12	13	39	19	42	47	348
PGM @ Actual	40	2	18	90	56	100	3	20	17	4	125	9	485

Product Gross Margin %	38.6%	39.4%	49.2%	90.7%	70.6%	63.8%	20.7%	60.6%	30.2%	16.0%	75.0%	16.7%	58.2%

Plant Overhead	0	0	0	0	0	0	0	0	0	0	0	0	0
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	0	0	0	0	0	0	0	0	0	0	0	0	0
Depreciation	1	0	0	1	1	1	0	0	1	0	2	0	8
Total Gross Margin	39	2	17	89	55	99	3	20	16	3	124	9	477

Gross Margin %	37.6%	38.5%	48.0%	89.8%	69.6%	62.9%	19.5%	59.5%	29.2%	15.0%	74.0%	15.9%	57.3%

Selling expense	2	2	0	2	1	2	2	2	2	1	2	3	22
Marketing expense	0	0	0	0	0	0	0	0	0	(0)	0	0	0
Manufacturing and engineering	0	0	0	0	0	0	0	0	3	(0)	0	0	2
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	0
General and Administrative	4	0	1	0	1	2	1	0	2	1	2	3	18
Operating Expenses	6	3	1	3	3	3	3	2	6	2	4	7	43
Restructuring charge	0	0	1	0	0	0	0	0	0	0	0	(0)	2
Operating income	33	(0)	15	86	52	95	0	18	10	1	120	2	433

Operating Margin %	31.6%	-7.3%	41.8%	86.9%	66.0%	60.8%	1.7%	54.4%	17.8%	5.0%	71.5%	4.2%	51.9%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(0)	0	0	(0)	(0)	(0)	(0)	0	(0)	(0)	(0)
Other Inc/(Exp)	(1)	(0)	(0)	(0)	(0)	0	(0)	(0)	(0)	(0)	(1)	(2)	(4)
Other income/(expense)	(1)	(0)	(0)	(0)	(0)	0	(0)	(0)	(0)	(0)	(1)	(2)	(4)
Interest Income	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(1)
Interest Expense	1	0	0	0	1	1	0	0	1	0	1	1	8
Interest (income)/expense	1	0	0	0	0	1	0	0	1	0	1	1	7
Net Income Before Taxes	31	(1)	15	86	52	95	(0)	17	9	1	118	(0)	422
Current income tax expense	8	(0)	1	16	10	23	(0)	2	11	0	56	(0)	128
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	23	(0)	13	69	42	72	(0)	15	(2)	0	62	(0)	294
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	0	0	0	0	0	0	0	0	0	0	0	0	1
Interest Expense (Net of Tax @ 39%)	(1)	(0)	(0)	(0)	(0)	(1)	(0)	(0)	(1)	(0)	(1)	(1)	(5)
Total adjustments	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(1)	(0)	(1)	(1)	(4)

NOPAT	23	(0)	14	69	42	72	0	16	(2)	1	63	0	298

EBITDA	33	(0)	16	87	53	97	0	18	10	1	121	1	437

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Europe Consolidated
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	7,315	9,258	12,574	13,253	11,925	11,953	11,010	10,468	8,225	8,294	8,778	8,240	121,294
COGS @ Actual	4,411	5,355	7,907	8,432	7,736	8,201	7,455	7,118	5,045	5,631	5,128	4,388	76,807
PGM @ Actual	2,904	3,903	4,668	4,821	4,189	3,753	3,555	3,351	3,180	2,662	3,650	3,852	44,487

Product Gross Margin %	39.7%	42.2%	37.1%	36.4%	35.1%	31.4%	32.3%	32.0%	38.7%	32.1%	41.6%	46.7%	36.7%

Plant Overhead	733	712	590	711	792	689	685	666	682	627	616	469	7,973
Production Service expense	318	284	359	342	309	296	282	354	245	363	267	273	3,692
Total Period Costs	1,052	997	949	1,053	1,101	986	967	1,020	927	990	883	741	11,665
Depreciation	673	677	751	710	693	667	630	610	585	602	599	504	7,701
Total Gross Margin	1,180	2,229	2,968	3,058	2,396	2,099	1,958	1,721	1,668	1,070	2,168	2,606	25,121

Gross Margin %	16.1%	24.1%	23.6%	23.1%	20.1%	17.6%	17.8%	16.4%	20.3%	12.9%	24.7%	31.6%	20.7%

Selling expense	480	507	468	490	481	378	452	391	427	446	458	230	5,206
Marketing expense	118	85	85	144	158	125	123	59	86	63	49	71	1,166
Manufacturing and engineering	155	84	117	94	148	89	109	113	436	110	118	103	1,676
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	(0)
General and Administrative	811	939	1,520	1,044	999	668	986	868	810	820	857	852	11,174
Operating Expenses	1,564	1,615	2,190	1,773	1,786	1,259	1,670	1,431	1,758	1,439	1,482	1,256	19,222
Restructuring charge	0	272	600	1	22	16	6	20	2	1	1	(4)	936
Operating income	(384)	342	178	1,284	588	824	282	269	(92)	(370)	685	1,355	4,963

Operating Margin %	-5.2%	3.7%	1.4%	9.7%	4.9%	6.9%	2.6%	2.6%	-1.1%	-4.5%	7.8%	16.4%	4.1%

Other (expenses) and income:
Foriegn exchange, net	4	(4)	(15)	7	7	(2)	(5)	(27)	(17)	18	(0)	(13)	(47)
Other Inc/(Exp)	(96)	(94)	(66)	(131)	(93)	(33)	(118)	(136)	(58)	(93)	(121)	(194)	(1,233)
Other income/(expense)	(92)	(98)	(81)	(124)	(86)	(35)	(122)	(163)	(75)	(75)	(121)	(207)	(1,280)
Interest Income	(17)	(14)	(30)	(24)	(15)	(42)	(19)	(18)	(24)	(13)	(11)	(21)	(248)
Interest Expense	100	107	157	156	171	154	169	176	130	146	136	106	1,709
Interest (income)/expense	83	94	127	132	156	113	150	158	106	133	125	85	1,461
Net Income Before Taxes	(559)	150	(30)	1,029	346	676	9	(52)	(273)	(578)	439	1,063	2,222
Current income tax expense	(152)	23	2	197	66	165	1	(6)	(346)	(273)	208	399	284
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(407)	127	(32)	832	281	512	8	(46)	73	(305)	232	664	1,938
Adjustments:
Amortization of intangibles	(45)	(43)	(44)	(44)	(43)	(41)	(41)	(41)	(41)	(42)	(42)	(42)	(509)
Interest Income (Net of Tax @ 39%)	10	8	18	15	9	25	12	11	14	8	7	13	151
Interest Expense (Net of Tax @ 39%)	(61)	(66)	(96)	(95)	(104)	(94)	(103)	(107)	(79)	(89)	(83)	(64)	(1,042)
Total adjustments	(95)	(100)	(121)	(124)	(138)	(110)	(133)	(138)	(106)	(123)	(118)	(94)	(1,400)

NOPAT	(312)	227	650	956	419	621	141	92	179	(182)	350	758	3,338

EBITDA	241	964	1,508	1,914	1,238	1,498	830	758	459	199	1,206	1,694	11,892

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Europe Carbon & Service
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	5,628	6,203	6,771	6,465	6,634	6,501	7,138	7,548	6,447	6,235	6,385	5,521	77,476
COGS @ Actual	3,220	3,563	3,883	3,639	3,979	4,003	4,416	4,967	3,615	4,178	3,622	2,670	45,756
PGM @ Actual	2,407	2,640	2,888	2,826	2,654	2,498	2,722	2,581	2,833	2,057	2,763	2,851	31,720

Product Gross Margin %	42.8%	42.6%	42.6%	43.7%	40.0%	38.4%	38.1%	34.2%	43.9%	33.0%	43.3%	51.6%	40.9%

Plant Overhead	442	433	521	427	461	463	407	426	381	365	358	388	5,072
Production Service expense	255	239	267	290	233	256	237	314	202	327	225	263	3,108
Total Period Costs	696	671	789	716	694	719	644	740	582	692	583	652	8,180
Depreciation	535	529	558	528	525	508	480	474	461	475	471	392	5,936
Total Gross Margin	1,176	1,440	1,541	1,582	1,435	1,271	1,598	1,367	1,790	890	1,709	1,807	17,605

Gross Margin %	20.9%	23.2%	22.8%	24.5%	21.6%	19.5%	22.4%	18.1%	27.8%	14.3%	26.8%	32.7%	22.7%

Selling expense	377	396	377	373	376	332	360	339	323	334	346	180	4,112
Marketing expense	62	63	56	77	80	67	72	49	73	60	48	64	771
Manufacturing and engineering	66	63	53	46	117	44	57	45	280	36	46	57	909
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	(0)
General and Administrative	613	687	1,242	667	655	475	689	653	617	642	645	594	8,180
Operating Expenses	1,117	1,209	1,728	1,163	1,229	918	1,177	1,086	1,294	1,072	1,085	896	13,971
Restructuring charge	0	181	295	1	11	8	4	14	1	1	0	(3)	513
Operating income	59	50	(482)	419	195	345	418	267	495	(183)	624	914	3,121

Operating Margin %	1.1%	0.8%	2.0%	6.5%	2.9%	5.3%	5.9%	3.5%	7.7%	-2.9%	9.8%	16.5%	4.0%

Other (expenses) and income:
Foriegn exchange, net	3	(3)	(7)	3	3	(1)	(3)	(19)	(12)	13	(0)	(8)	(30)
Other Inc/(Exp)	(82)	(77)	(55)	(82)	(69)	(37)	(86)	(108)	(53)	(80)	(97)	(134)	(961)
Other income/(expense)	(80)	(80)	(62)	(78)	(65)	(38)	(89)	(126)	(65)	(67)	(98)	(142)	(991)
Interest Income	(12)	(9)	(15)	(11)	(8)	(20)	(11)	(12)	(17)	(10)	(8)	(13)	(146)
Interest Expense	73	71	77	67	88	75	100	123	93	109	96	64	1,037
Interest (income)/expense	60	62	62	57	80	55	89	110	76	99	88	51	891
Net Income Before Taxes	(81)	(92)	(606)	284	50	252	239	30	353	(348)	438	720	1,239
Current income tax expense	(22)	(14)	(54)	54	9	61	33	4	448	(165)	207	270	831
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(59)	(78)	(552)	230	40	191	207	27	(94)	(184)	231	449	408
Adjustments:
Amortization of intangibles	(45)	(43)	(44)	(44)	(43)	(41)	(41)	(41)	(41)	(42)	(42)	(42)	(509)
Interest Income (Net of Tax @ 39%)	8	6	9	6	5	12	7	8	10	6	5	8	89
Interest Expense (Net of Tax @ 39%)	(44)	(44)	(47)	(41)	(54)	(46)	(61)	(75)	(57)	(66)	(59)	(39)	(633)
Total adjustments	(82)	(81)	(82)	(79)	(92)	(75)	(95)	(108)	(88)	(102)	(96)	(73)	(1,053)

NOPAT	23	3	91	308	132	265	302	135	(7)	(82)	327	523	1,460

EBITDA	559	542	675	912	698	856	850	656	931	268	1,039	1,205	8,575

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Europe Equipment
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	10	974	887	879	581	260	387	588	607	353	608	519	6,654
COGS @ Actual	149	619	763	628	410	246	316	409	440	288	343	175	4,787
PGM @ Actual	(139)	355	124	251	171	13	71	179	167	65	266	345	1,867

Product Gross Margin %	-1357.5%	36.5%	14.0%	28.5%	29.4%	5.1%	18.3%	30.4%	27.5%	18.3%	43.6%	66.4%	28.1%

Plant Overhead	0	0	0	0	0	0	0	0	0	0	0	0	0
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	0	0	0	0	0	0	0	0	0	0	0	0	0
Depreciation	15	24	26	23	20	16	15	17	17	15	17	14	219
Total Gross Margin	(154)	331	98	228	151	(3)	56	162	150	49	248	331	1,648

Gross Margin %	-1504.3%	34.0%	11.0%	25.9%	26.0%	-1.0%	14.4%	27.6%	24.7%	14.0%	40.8%	63.7%	24.8%

Selling expense	20	20	20	21	18	15	19	18	20	28	17	(5)	211
Marketing expense	0	0	0	0	0	0	0	0	0	(0)	0	0	0
Manufacturing and engineering	78	8	55	39	21	38	42	59	82	68	66	42	598
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	0
General and Administrative	55	92	83	86	69	36	64	65	68	60	67	60	806
Operating Expenses	153	120	158	146	108	89	125	142	170	156	151	97	1,614
Restructuring charge	0	31	58	0	1	0	0	1	0	0	0	(0)	93
Operating income	(307)	180	(118)	82	42	(92)	(70)	18	(20)	(107)	98	234	(59)

Operating Margin %	-3001.1%	18.5%	-13.3%	9.3%	7.3%	-35.5%	-18.0%	3.1%	-3.3%	-30.3%	16.1%	45.0%	-0.9%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	1	0	(0)	(0)	(2)	(1)	1	(0)	(1)	(4)
Other Inc/(Exp)	(2)	(6)	(2)	(6)	(3)	0	(3)	(5)	(1)	(3)	(5)	(6)	(43)
Other income/(expense)	(2)	(6)	(4)	(6)	(2)	0	(3)	(7)	(3)	(2)	(5)	(7)	(47)
Interest Income	(1)	(2)	(3)	(2)	(1)	(1)	(1)	(1)	(2)	(1)	(1)	(1)	(15)
Interest Expense	3	12	15	12	9	5	7	10	11	7	9	4	106
Interest (income)/expense	3	11	12	10	8	3	6	9	9	7	8	3	91
Net Income Before Taxes	(311)	163	(134)	66	32	(95)	(79)	2	(32)	(115)	84	224	(196)
Current income tax expense	(84)	25	(13)	13	6	(23)	(11)	0	(41)	(55)	40	84	(59)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(227)	137	(121)	54	26	(72)	(69)	2	9	(61)	44	140	(137)
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	0	1	2	1	0	1	0	1	1	0	0	1	9
Interest Expense (Net of Tax @ 39%)	(2)	(8)	(9)	(7)	(6)	(3)	(4)	(6)	(7)	(5)	(6)	(3)	(64)
Total adjustments	(2)	(7)	(7)	(6)	(5)	(2)	(4)	(6)	(6)	(4)	(5)	(2)	(55)

NOPAT	(225)	144	(113)	60	31	(70)	(65)	8	14	(57)	49	142	(82)

EBITDA	(293)	197	(96)	99	60	(76)	(58)	28	(6)	(93)	110	241	113

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Europe Charcoal/Liquid
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	898	1,261	4,218	5,430	4,179	4,613	3,160	1,557	493	1,155	1,152	1,839	29,955
COGS @ Actual	616	721	2,907	4,001	3,137	3,655	2,536	1,356	555	832	810	1,279	22,404
PGM @ Actual	282	540	1,311	1,429	1,042	958	624	201	(62)	323	342	560	7,551

Product Gross Margin %	31.4%	42.8%	31.1%	26.3%	24.9%	20.8%	19.7%	12.9%	-12.7%	28.0%	29.7%	30.4%	25.2%

Plant Overhead	213	201	(20)	203	262	171	196	176	228	181	187	20	2,020
Production Service expense	64	46	91	53	76	40	45	40	44	36	41	9	584
Total Period Costs	277	247	71	256	338	211	241	216	272	217	228	30	2,604
Depreciation	98	99	141	138	126	122	115	95	84	91	90	82	1,281
Total Gross Margin	(93)	194	1,099	1,035	578	625	268	(110)	(419)	15	24	449	3,666

Gross Margin %	-10.3%	15.4%	26.1%	19.1%	13.8%	13.5%	8.5%	-7.1%	-84.9%	1.3%	2.1%	24.4%	12.2%

Selling expense	48	50	46	64	58	18	51	11	47	47	49	22	511
Marketing expense	52	18	25	63	75	59	48	6	1	3	4	11	365
Manufacturing and engineering	0	0	0	0	0	0	0	0	36	(3)	0	1	34
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	(0)
General and Administrative	84	91	149	250	236	143	197	104	73	80	101	152	1,660
Operating Expenses	183	160	220	378	368	220	296	120	157	127	154	186	2,570
Restructuring charge	0	37	220	1	9	7	2	4	0	0	0	(1)	279
Operating income	(276)	(2)	658	657	202	397	(30)	(234)	(576)	(112)	(129)	264	818

Operating Margin %	-30.8%	-0.2%	15.6%	12.1%	4.8%	8.6%	-1.0%	-15.1%	-116.8%	-9.7%	-11.2%	14.4%	2.7%

Other (expenses) and income:
Foriegn exchange, net	1	(1)	(5)	3	3	(1)	(2)	(5)	(2)	3	(0)	(4)	(10)
Other Inc/(Exp)	(7)	(7)	(8)	(41)	(20)	3	(26)	(18)	(2)	(8)	(12)	(44)	(191)
Other income/(expense)	(7)	(7)	(14)	(38)	(18)	3	(28)	(23)	(4)	(5)	(12)	(48)	(201)
Interest Income	(2)	(2)	(11)	(12)	(6)	(19)	(6)	(3)	(3)	(2)	(2)	(6)	(74)
Interest Expense	14	14	58	74	69	69	58	33	14	22	22	31	477
Interest (income)/expense	12	13	47	62	63	50	51	30	12	20	20	25	404
Net Income Before Taxes	(294)	(22)	598	557	121	349	(109)	(288)	(591)	(137)	(162)	191	213
Current income tax expense	(80)	(3)	59	107	23	85	(15)	(34)	(749)	(65)	(76)	72	(678)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(215)	(19)	540	450	98	264	(94)	(253)	158	(72)	(85)	119	891
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	1	1	7	7	4	11	4	2	2	1	1	4	45
Interest Expense (Net of Tax @ 39%)	(8)	(9)	(35)	(45)	(42)	(42)	(35)	(20)	(9)	(13)	(13)	(19)	(291)
Total adjustments	(7)	(8)	(28)	(38)	(38)	(31)	(31)	(18)	(7)	(12)	(12)	(15)	(246)

NOPAT	(207)	(11)	568	488	137	295	(63)	(235)	165	(60)	(73)	134	1,137

EBITDA	(185)	90	786	757	310	522	57	(162)	(495)	(26)	(52)	298	1,898

Attachment (A)

Calgon Carbon Corporation
Profit Segment Reporting
Europe CCI
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	779	819	698	479	531	580	325	776	678	551	633	360	7,210
COGS @ Actual	426	452	353	164	210	296	187	386	436	334	354	264	3,861
PGM @ Actual	353	367	345	315	322	284	138	390	242	218	279	96	3,349

Product Gross Margin %	45.3%	44.9%	49.4%	65.7%	60.6%	48.9%	42.4%	50.2%	35.8%	39.5%	44.1%	26.7%	46.5%

Plant Overhead	78	79	89	81	69	56	82	64	73	80	71	60	882
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	78	79	89	81	69	56	82	64	73	80	71	60	882
Depreciation	25	25	26	21	22	21	19	24	23	21	21	16	265
Total Gross Margin	250	264	230	212	231	207	36	302	147	116	186	20	2,203

Gross Margin %	32.1%	32.3%	33.0%	44.3%	43.5%	35.7%	11.1%	39.0%	21.7%	21.0%	29.5%	5.6%	30.6%

Selling expense	35	41	25	32	29	13	23	23	37	36	46	33	373
Marketing expense	4	4	4	4	4	(1)	3	4	11	1	(3)	(4)	31
Manufacturing and engineering	12	12	9	9	10	7	11	9	38	9	6	3	135
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	0
General and Administrative	60	70	46	41	39	13	36	46	51	38	44	45	528
Operating Expenses	110	127	84	87	82	32	72	83	138	84	93	77	1,067
Restructuring charge	0	23	27	0	1	1	0	1	0	0	0	(0)	52
Operating income	140	114	119	126	149	174	(36)	218	9	32	93	(56)	1,083

Operating Margin %	18.0%	14.0%	17.1%	26.2%	28.1%	30.0%	-11.0%	28.2%	1.3%	5.9%	14.8%	-15.7%	15.0%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	0	0	(0)	(0)	(1)	(1)	1	(0)	(1)	(3)
Other Inc/(Exp)	(5)	(4)	(1)	(2)	(1)	0	(2)	(5)	(1)	(3)	(5)	(9)	(39)
Other income/(expense)	(5)	(5)	(2)	(2)	(1)	0	(2)	(7)	(3)	(2)	(5)	(10)	(42)
Interest Income	(2)	(1)	(1)	(0)	(0)	(2)	(0)	(1)	(2)	(1)	(1)	(1)	(13)
Interest Expense	10	9	7	3	5	6	4	10	11	9	9	6	88
Interest (income)/expense	8	8	6	3	4	4	4	9	9	8	9	5	76
Net Income Before Taxes	127	102	112	122	144	170	(42)	203	(3)	22	79	(71)	965
Current income tax expense	35	16	11	23	27	41	(6)	24	(4)	11	38	(27)	189
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	93	86	101	98	117	129	(36)	179	1	12	42	(45)	777
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	1	1	1	0	0	1	0	1	1	0	0	1	8
Interest Expense (Net of Tax @ 39%)	(6)	(6)	(4)	(2)	(3)	(3)	(3)	(6)	(7)	(5)	(6)	(4)	(54)
Total adjustments	(5)	(5)	(3)	(2)	(3)	(2)	(2)	(5)	(6)	(5)	(5)	(3)	(46)

NOPAT	98	91	105	100	119	131	(34)	184	7	17	47	(41)	823

EBITDA	160	134	143	146	170	196	(18)	236	29	51	109	(50)	1,306

Attachment A

Headcount Report
31-Dec-05

Department/Function

Senior Lead Team & CEO	8
Global U. V. Business	22
Engineered Solutions Plant	6

Totals	36

Total Employees	1052.2

Attachment A

Headcount Report
31-Dec-05

Department/Function	AMERICAS	EUROPE	ASIA

Americas Administration	1
Corporate HQ	1
Environmental, Health & Safety	7
Finance	20	14
Human Resources	4	5
Legal	1
Information Technology	2	2.4
Process Excellence & Q. A.	7	4
Strategic Development	5
Business Logistics	8
Supply Chain	11	40.3
Research and Development	23	4
Customer Excellence	16	12.9
Engineering	21	22	1
Field Service	43	6
Manufacturing, Eng., Mtc, Admin.	16		1
Marketing	5	2	1
Product Management	4	4
Sales	52	24	7
Consumer Business	2
Solvent Recovery	25
Total	274	140.6	10
Grand Total	424.6

Attachment A

Manufacturing Headcount by Region
31-Dec-05

Department/Function	AMERICAS	EUROPE	ASIA

Ashton		18
Big Sandy Plant	155

Blue Lake Plant	1

Bodenfelde Plant		93.5
CCI Plant (Durham)		22
Columbus Plant	56

Datong Plant			37

Equipment and Assembly Plant	15

Feluy		57.1
Grays Plant		12
Neville Island Plant	69

Pearl River Plant	38

Tianjin Plant			18

Hourly
Casual/Temporary

Totals	334	202.6	55

Grand Total	591.6